Exhibit 2.1

EQUITY PURCHASE AGREEMENT

BY AND AMONG

INTUIT INC.

THE ROCKET SCIENCE GROUP LLC

THE SELLERS IDENTIFIED HEREIN

AND

BENJAMIN CHESTNUT, AS SELLERS’ REPRESENTATIVE

Dated as of September 13, 2021

i

EXHIBITS

Exhibit A	Form of Restrictive Covenant Agreements
Exhibit B	Accounting Principles
Exhibit C	Sample Net Working Capital Calculation
Exhibit D	Pro Rata Percentages

SCHEDULES

Schedule 6.4	Registration Rights

Schedule 6.18	Specified Closing Matters

Schedule 7.6	Terms and Conditions of Purchaser RSUs

Schedule 7.7	Transaction Bonuses

Schedule 12.1	Indebtedness

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of September 13, 2021 (the “Effective Date”), is by and among Intuit Inc., a Delaware corporation (“Purchaser”), The Rocket Science Group LLC, a Georgia limited liability company (the “Company”), VERP Holdings I, LLC, a Georgia limited liability company (“VERP I”), VERP Holdings II, LLC, a Georgia limited liability company (“VERP II”), DMK RSG, LLC, a Delaware limited liability company (“DMK RSG”), DMK Life LLC, a Delaware limited liability company (“DMK Life”), DMK 10 LLC, a Delaware limited liability company (“DMK 10”), DMK 20 LLC, a Delaware limited liability company (“DMK 20”), DMK RSG Holdco LLC, a Delaware limited liability company (“DMK RSG Holdco” and together with VERP I, VERP II, DMK RSG, DMK Life, DMK 10 and DMK 20, the “Sellers”), and Benjamin Chestnut, an individual resident of the State of Georgia, as the Sellers’ representative (the “Sellers’ Representative”). Purchaser, the Company, the Sellers and the Sellers’ Representative are each sometimes referred to herein as a “Party” or collectively as the “Parties”.

RECITALS:

1. The Sellers collectively own all of the issued and outstanding limited liability company interests of the Company.

2. The Purchased Companies are engaged in the business of providing email, marketing automation, customer relationship management or digital marketing services.

3. Concurrently with the execution and delivery of this Agreement, and as an inducement to Purchaser to enter into this Agreement, Purchaser is entering into restrictive covenant agreements with each of Benjamin Chestnut and Daniel Kurzius in the form attached hereto as Exhibit A (the “Restrictive Covenant Agreements”).

4. On the terms and subject to the conditions of this Agreement, Purchaser desires to purchase the Purchased Equity from the Sellers, and the Sellers desire to sell the Purchased Equity to Purchaser (the “Equity Purchase”).

Accordingly, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF PURCHASED EQUITY

Section 1.1 Purchase and Sale. On the terms and subject to the conditions of this Agreement, at the Closing, each of the Sellers will sell, assign, transfer, convey and deliver to Purchaser, and Purchaser will purchase, assume, acquire and accept from each of the Sellers, all of such Seller’s rights, title and interest in and to the Purchased Equity, in each case, free and clear of any Encumbrances (other than transfer restrictions imposed thereon by applicable securities Law).

Section 1.2 Amount and Form of Purchase Price. The aggregate purchase price to be paid to the Sellers in consideration of the Purchased Equity will be an amount in cash equal to the Closing Payment plus the Closing Stock Consideration, in each case subject to the adjustments set forth in Section 1.4 (the Closing Payment and the Closing Stock Consideration, as so adjusted, the “Purchase Price”).

Section 1.3 Estimated Closing Adjustment Statement; Closing Payment.

(a) Not later than four Business Days prior to the Closing Date, the Company will deliver to Purchaser a statement (the “Estimated Closing Adjustment Statement”), certified by the Company’s Chief Financial Officer, setting forth (i) the Company’s good faith estimates of Closing Net Working Capital (“Estimated Closing Net Working Capital”), Closing Indebtedness (“Estimated Closing Indebtedness”), Closing Cash (“Estimated Closing Cash”) and Closing Transaction Expenses (“Estimated Closing Transaction Expenses”) and (ii) a calculation of the Estimated Closing Adjustment based thereon. The Estimated Closing Adjustment Statement will (x) be derived from the books and records of the Purchased Companies, (y) be prepared in accordance with the Accounting Principles, and (z) include reasonable supporting detail to evidence the calculations of the amounts contained therein. In the event that Purchaser notifies the Company that there are reasonably apparent errors in the Estimated Closing Adjustment Statement, the Company and Purchaser will discuss such errors identified by Purchaser in good faith, and, to the extent the Company agrees that there are errors in any of the calculations set forth in the Estimated Closing Adjustment Statement, the Company will correct such errors prior to the Closing Date.

(b) At the Closing, Purchaser will pay to each Seller, by wire transfer of immediately available funds to the account or accounts designated by the Sellers’ Representative prior to the Closing Date, such Seller’s Pro Rata Percentage of the Closing Payment.

(c) At the Closing, Purchaser will instruct its transfer agent to cause the Closing Stock Consideration to be accepted into The Depository Trust Company and to be issued (in uncertificated book-entry form) to the Sellers, in accordance with each Seller’s Pro Rata Percentage and to an account or accounts designated in writing by the Sellers’ Representative to Purchaser at least four Business Days prior to the Closing Date.

Section 1.4 Post-Closing Purchase Price Adjustment

(a) Preparation of the Preliminary Statement. Within 60 days after the Closing Date, Purchaser will prepare and deliver to the Sellers’ Representative a preliminary statement (the “Preliminary Statement”) setting forth in reasonable detail Purchaser’s good faith calculation of (i) Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses and (ii) the Adjustment Amount based thereon. The Preliminary Statement will (x) be derived from the books and records of the Purchased Companies, (y) be prepared in accordance with the Accounting Principles, and (z) include reasonable supporting detail to evidence the calculations of the amounts contained therein.

(b) Review of Preliminary Statement

(i) During the 30-day period commencing upon receipt by the Sellers’ Representative of the Preliminary Statement (the “Review Period”), Purchaser shall provide the Sellers’ Representative and any accountants and advisors engaged by the Sellers’ Representative with reasonable access, during normal business hours and upon reasonable advanced notice, to the personnel, books and records of the Purchased Companies with respect to the Preliminary Statement; provided that Purchaser shall not be required to provide the Sellers’ Representative or any of its accountants or advisors access to any document that would reasonably be expected to result in the (x) violation of any applicable confidentiality restriction, or (y) waiver of the attorney client, work product or other privilege.

(ii) If the Sellers’ Representative disputes the calculation of the Adjustment Amount set forth in the Preliminary Statement, then the Sellers’ Representative shall deliver a written notice (a “Notice of Disagreement”) to Purchaser prior to the expiration of the Review Period. The Notice of Disagreement shall set forth, in reasonable detail, the principal basis for the dispute of such calculation and the Sellers’ Representative’s determination of the Adjustment Amount (including the Sellers’ Representative’s proposed calculations of Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses).

(iii) If the Sellers’ Representative does not deliver a Notice of Disagreement to Purchaser prior to the expiration of the Review Period, the Adjustment Amount set forth in the Preliminary Statement shall be deemed final and binding on Purchaser, the Sellers’ Representative and each of the Sellers as the Adjustment Amount for all purposes of this Agreement.

(c) Meeting to Resolve Proposed Adjustments. If the Sellers’ Representative delivers a Notice of Disagreement prior to the expiration of the Review Period in accordance with Section 1.4(b)(ii), then Purchaser and the Sellers’ Representative shall meet, confer and exchange additional relevant information reasonably requested by the other Party regarding the computation of the Adjustment Amount for a period of 20 days following the delivery of the Notice of Disagreement to Purchaser, and use reasonable best efforts to resolve by written agreement (the “Agreed Modifications”) any differences as to the Adjustment Amount. In the event Purchaser and the Sellers’ Representative so resolve any such differences, the Adjustment Amount set forth in the Preliminary Statement, as adjusted by the Agreed Modifications, shall be final and binding on Purchaser, the Sellers’ Representative and each of the Sellers as the Adjustment Amount for all purposes of this Agreement.

(d) Resolution by Accounting Referee.

(i) If the Sellers’ Representative and Purchaser are unable to reach agreement on the calculation of the Adjustment Amount within the 20 day period following the delivery of the Notice of Disagreement to Purchaser, then either the Sellers’ Representative or Purchaser may submit any remaining disputed adjustments that were included in the Notice of Disagreement to an independent accounting firm mutually acceptable to Purchaser and the Sellers’ Representative, or if Purchaser and the Sellers’ Representative are not able to agree on a mutually acceptable independent accounting firm within 30 days, then an independent accounting firm of national standing selected by the American Arbitration Association (the “Accounting Referee”) in accordance with the following provisions of this Section 1.4(d); provided that the Accounting Referee will not have provided audit, accounting, or other services to Purchaser or the Sellers’ Representative or their respective Affiliates in the past five years.

(ii) The Sellers’ Representative will furnish the Accounting Referee with a copy of this Agreement, the Financial Statements, the Preliminary Statement and the Notice of Disagreement. Purchaser and the Sellers’ Representative will also give the Accounting Referee position papers outlining such Party’s respective arguments and supporting documentation for such Party’s position; provided, however, that Purchaser’s positions, arguments and computations must match those set forth in the Preliminary Statement or agreed to with the Sellers’ Representative pursuant to Section 1.4(c) above (and the Accounting Referee will not consider any that do not so match), and the Sellers’ Representative’s positions, arguments and computations must match those set forth in the Notice of Disagreement or agreed to with Purchaser pursuant to Section 1.4(c) above (and the Accounting Referee will not consider any that do not so match).

(iii) The Accounting Referee’s engagement will be limited to (A) reviewing the Preliminary Statement and the amounts placed in dispute by the Notice of Disagreement pursuant to Section 1.4(b)(ii) that remain in dispute (the “Unresolved Matters”); (B) determining an amount with respect to any such Unresolved Matter that is within the range defined by the respective amounts proposed by the Purchaser and the Sellers’ Representative; and (C) calculating the Adjustment Amount, which will include those amounts in the Preliminary Statement deemed to be accepted by the Sellers’ Representative pursuant to Section 1.4(b)(iii), those adjustments otherwise agreed to in writing by Purchaser and the Sellers’ Representative pursuant to Section 1.4(c), and those amounts determined by the Accounting Referee for the Unresolved Matters in accordance with this Agreement (including the Accounting Principles). The Accounting Referee’s determination will be based solely on information provided to the Accounting Referee by Purchaser and the Sellers’ Representative and not based on any independent review. The fees and expenses of the Accounting Referee will be borne by the Sellers’ Representative and Purchaser in inverse proportion as they may prevail on matters resolved by the Accounting Referee, which proportionate allocations will also be determined by the Accounting Referee at the time the determination of the Accounting Referee is rendered on the Adjustment Amount; provided that any retainer or other upfront costs or expenses of the Accounting Referee will be equally divided between the Sellers’ Representative and Purchaser, subject to re-allocation as set forth above.

(iv) The Parties will instruct the Accounting Referee to (A) complete its calculation of the Adjustment Amount within 20 days from the date of submission of the Unresolved Matters to the Accounting Referee pursuant to Section 1.4(d)(i) and (B) deliver promptly thereafter its calculation of the Adjustment Amount to the Sellers’ Representative and Purchaser, together with a concise and reasoned written report setting forth each Unresolved Matter and the Accounting Referee’s determination with respect thereto. The Accounting Referee’s determination and calculation of the Adjustment Amount will be conclusive and binding upon the Parties (absent mathematical errors by the Accounting Referee) for all purposes of this Agreement and may be entered and enforced in any court of competent jurisdiction as an arbitral award.

(e) Payment of Adjustment Amount. If the Adjustment Amount (as finally determined in accordance with this Section 1.4) is:

(i) a positive number, Purchaser will promptly pay (or cause to be paid) to each Seller, by wire transfer of immediately available funds to the account or accounts designated in writing by the Sellers’ Representative to Purchaser, an amount in cash equal to the product of (A) such Seller’s Pro Rata Percentage multiplied by (B) the Adjustment Amount; or

(ii) a negative number, each Seller will promptly pay to Purchaser, by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to the Sellers’ Representative, an amount in cash equal to the product of (A) such Seller’s Pro Rata Percentage multiplied by (B) the absolute value of the Adjustment Amount.

Section 1.5 Fractional Share. The number of shares of Purchaser Stock to which a Seller is entitled pursuant to this Article I will be rounded down to the nearest whole number of shares of Purchaser Stock. Notwithstanding anything to the contrary in this Agreement, no fractional shares of Purchaser Stock will be issued, and if, after aggregating all shares of Purchaser Stock (including fractional shares) that would be issued hereunder to a Seller, such aggregate number of shares of Purchaser Stock includes a fraction of a share of Purchaser Stock, no certificates or scrip for any such fractional shares will be issued hereunder and such Seller will receive an amount in cash equal to the product of (a) such fraction of a share of Purchaser Stock multiplied by (b) the Purchaser Stock Price.

Section 1.6 Equitable Adjustments. If at any time during the period between the date of this Agreement and the Closing, any change in the outstanding shares of Purchaser Stock occurs by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Closing Stock Consideration and any number or amount contained in this Agreement which is based on the price of Purchaser Stock or the number of shares of Purchaser Stock will be equitably adjusted to the extent necessary to provide the Parties the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon.

Section 1.7 Withholding. Purchaser (and any agent of Purchaser, as applicable) will be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, such amounts as Purchaser (or its agent) is required to deduct and withhold with respect to any such deliveries and payments under the Code or any other provision of applicable Tax Law. Purchaser will provide the Sellers’ Representative with prior written notice of any proposed deduction and withholding on any consideration payable to the Sellers in respect of the Purchased Equity and will consult in good faith and in accordance with applicable Tax Law with the Sellers’ Representative in respect of any applicable exemptions or reductions of the amount of such deduction and withholding. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts will be treated for all purposes of this Agreement as having been delivered and paid to the Person in respect of which such deduction and withholding was made. Such withheld or deducted amounts shall be remitted to the appropriate Taxing Authority in accordance with applicable Tax Law.

ARTICLE II

CLOSING

Section 2.1 Closing Date. The closing of the Transactions (the “Closing”) will take place at the offices of King & Spalding LLP, 1180 Peachtree Street, N.E., Atlanta, Georgia 30309 on the fifth Business Day following the satisfaction (or written waiver, to the extent permitted by applicable Law) of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction of such conditions), or on such other date or at such other place or time as the Sellers’ Representative and Purchaser mutually agree in writing, including remotely through the electronic exchange of documents; provided, however, that unless Purchaser provides prior written consent, the Closing shall not occur during the last two weeks of a Purchaser fiscal quarter, in which case the Closing shall instead occur within two Business Days following the last date of such Purchaser fiscal quarter (subject to the satisfaction or written waiver, to the extent permitted by applicable Law, of the conditions set forth in Article VIII); provided, further, that if the Closing would have occurred at any time during the last two weeks of a Purchaser fiscal quarter but for the foregoing proviso, and at such time as the Closing would have occurred the condition set forth in Section 8.2(f) was satisfied, such condition set forth in Section 8.2(f) will be deemed to be satisfied as of such time as the Closing actually does occur. The date on which the Closing occurs is referred to herein as the “Closing Date” and the Closing shall be deemed to have occurred as of 12:01 a.m. (U.S. Eastern Time) on the Closing Date (the “Effective Time”).

Section 2.2 Closing Deliveries

(a) By the Sellers and the Company. At the Closing (or in those cases where a specified period of time before the Closing is indicated in this Agreement, by no later than such time), the Sellers and the Company will deliver, or cause to be delivered, to Purchaser:

(i) such assignments, deeds and other instruments of conveyance, in each case, duly executed by the Sellers, effecting the Equity Purchase and vesting in Purchaser all of the right, title and interest of the Sellers in and to the Purchased Equity (in such form as the Parties and their respective counsel, acting reasonably and in good faith, determine reasonably necessary and agree, it being understood that no such instrument of assignment will require any Seller or any of their respective Affiliates to make any additional representations, warranties or covenants, express or implied, not contained in this Agreement);

(ii) one or more payoff letters, duly executed by the applicable lenders, with respect to all Estimated Closing Indebtedness set forth on the Estimated Closing Adjustment Statement which is Covered Indebtedness, in each case, accompanied by customary releases and other termination documentation reasonably requested by Purchaser to evidence the satisfaction in full of such Covered Indebtedness;

(iii) duly executed written resignations of the directors, managers and officers of the Purchased Companies, effective as of the Effective Time, as directed by Purchaser no later than five Business Days prior to the Closing Date;

(iv) each other Ancillary Agreement to which a Seller or the Company is a party, duly executed by each such Seller or the Company, as applicable;

(v) a validly executed IRS Form W-9 from each Seller;

(vi) the Estimated Closing Adjustment Statement;

(vii) unless otherwise directed by Purchaser under Article VII, executed resolutions of the board of managers of the Company (the “Company Board of Managers”) effecting the termination of each 401(k) Plan effective as of at least one day prior to the Closing;

(viii) evidence reasonably satisfactory to Purchaser that the Phantom Equity Plan (together with and all award agreements and Phantom Share Awards thereunder and other arrangements required to be terminated concurrently therewith pursuant to Section 7.8) have been terminated effective as of immediately prior to the Closing;

(ix) if a Section 280G Vote is required pursuant to Section 7.10, prior to the Closing, (A) a parachute payment waiver from each Disqualified Individual prior to the solicitation of the Section 280G Vote and (B) evidence reasonably satisfactory to Purchaser that either (1) the Section 280G Approval was obtained or (2) the Section 280G Approval was not obtained and as a consequence, that the Waived Parachute Payments shall not be made or provided, pursuant to the applicable waivers of those payments and/or benefits which were executed by the Disqualified Individuals in accordance with Section 7.10; and

(x) such other closing documents and instruments as are expressly required by this Agreement.

(b) By Purchaser. At the Closing, Purchaser will deliver to the Sellers:

(i) the Closing Payment;

(ii) each other Ancillary Agreement to which Purchaser is a party, duly executed by Purchaser; and

(iii) such other closing documents and instruments as are expressly required by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the applicable Section or subsection of the Company Disclosure Letter (interpreted as contemplated by Section 13.2), each Seller, severally and not jointly, represents and warrants to Purchaser as of the date hereof and as of the Closing Date as follows:

Section 3.1 Organization. In the case of each Seller that is not an individual, such Seller is duly organized, validly existing and in good standing under the Laws of such Seller’s state of formation.

Section 3.2 Authorization, Validity and Execution. In the case of each Seller that is (a) not an individual, the execution, delivery and performance by such Seller of this Agreement and each Ancillary Agreement to which such Seller is (or will be) a party and the consummation of the Transactions by such Seller are within the corporate or equivalent organizational power and authority of such Seller and, if applicable, have been duly authorized by such Seller by all necessary action on the part of such Seller, and (b) an individual, such Seller has the legal right, power and capacity to execute, deliver and perform this Agreement and each Ancillary Agreement to which such Seller is (or will be) a party and consummate the Transactions. This Agreement and each Ancillary Agreement to which such Seller is (or will be) a party (i) have been (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) duly executed and delivered by such Seller and (ii) assuming due authorization, execution and delivery by Purchaser, is (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles (the “Bankruptcy and Equity Exception”).

Section 3.3 Consents and Approvals; No Violations. The execution, delivery and performance by such Seller of this Agreement and the Ancillary Agreements to which such Seller is (or will be) a party and the consummation by such Seller of the Transactions will not (a) violate the provisions of any Organizational Document of any Seller that is not an individual; (b) assuming compliance with the matters referred to in Section 3.4, violate any Law of any Governmental Authority by which such Seller is bound or (c) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of any Purchased Company under any of the terms, conditions or provisions of any Contract to which such Seller is a party, or by which it or any of its properties or assets may be bound or affected, except, with respect to clauses (b) and (c), as would not reasonably be expected to have a material adverse effect on such Seller’s ownership of the Purchased Equity or otherwise interfere with, prevent or materially delay the ability of such Seller to enter into and perform its obligations under this Agreement and the Ancillary Agreements or consummate the Transactions.

Section 3.4 Governmental Authorization. The execution, delivery and performance by such Seller of this Agreement and the Ancillary Agreements to which such Seller is (or will be) a party and the consummation of the Transactions require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of Antitrust Laws and (b) any such action or filing the failure of which to be made or obtained would not reasonably be expected to be material to such Seller’s ownership or right to transfer or sell any of the Purchased Equity or otherwise interfere with, prevent or materially delay the ability of such Seller to perform its obligations under this Agreement or consummate the Transactions.

Section 3.5 Ownership of the Purchased Equity. Such Seller is the sole owner of record and beneficially of the Purchased Equity listed across from such Seller’s name on Section 4.5 of the Company Disclosure Letter and has good and valid title to such Purchased Equity, free and clear of any Encumbrances (other than restrictions imposed by securities laws applicable to unregistered securities generally). Upon the sale and transfer of the Purchased Equity to Purchaser, such Seller will convey to Purchaser good and valid title to the Purchased Equity, free and clear of any Encumbrances (other than restrictions imposed by securities laws applicable to unregistered securities generally). Such Seller does not own, of record or beneficially, or have any interest in or right to acquire, any Capital Stock, equity interests or securities convertible into equity interest of the Purchased Companies other than the Purchased Equity. Other than this Agreement and the Company’s Organizational Documents, (a) such Seller is not a party to any voting trusts, unitholder agreements, proxies or other agreements or understandings in effect with respect to the acquisition, disposition, voting or transfer of any Purchased Equity, and (b) such Seller is not bound by any Contract restricting such Seller’s right to dispose of or transfer the Purchased Equity. Such Seller is not the subject of a bankruptcy, reorganization or similar proceeding.

Section 3.6 Litigation. There are no (a) Orders pending, or to the knowledge of such Seller, threatened against such Seller, in each case, that challenges or would otherwise reasonably be expected to have the effect of interfering with, preventing, materially delaying or making illegal the Transactions, including the Equity Purchase or (b) Actions pending or, to the knowledge of such Seller, threatened against such Seller, in each case, that challenges or would otherwise reasonably be expected to have the effect of interfering with, preventing, materially delaying or making illegal the Transactions, including the Equity Purchase.

Section 3.7 Brokers. Such Seller has not engaged any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions.

Section 3.8 U.S. Person Status. Each Seller is a “United States person” within the meaning of Section 7701(a)(30) of the Code.

Section 3.9 Disclaimer of Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article III, such Seller has not made, does not make and will not be deemed to make any other representation or warranty of any kind whatsoever (express or implied, written or oral, at Law or in equity) on behalf of such Seller or any of its Affiliates regarding the Purchased Companies, the business of the Purchased Companies, the Purchased Equity or the Transactions, and such Seller hereby disclaims all other representations and warranties of any kind whatsoever, express or implied, written or oral, at Law or in equity. Except for the representations and warranties expressly set forth in this Article III, such Seller hereby disclaims all Liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Purchaser or any of Purchaser’s Affiliates or any Representatives of Purchaser or any of its Affiliates, including omissions therefrom. Without limiting the foregoing, except for the representations and warranties expressly set forth solely in this Article III, such Seller makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at Law or in equity, to Purchaser or any of its Affiliates or any Representatives of Purchaser or any of its Affiliates regarding the success, profitability or value of the Purchased Companies, the Purchased Equity or the business of the Purchased Companies.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the applicable Section or subsection of the Company Disclosure Letter (interpreted as contemplated by Section 13.2), the Company represents and warrants to Purchaser as of the date hereof and as of the Closing Date as follows:

Section 4.1 Organization, Existence and Good Standing. Each Purchased Company is duly organized, validly existing and in good standing (where such concept is applicable) under the Laws of its respective jurisdiction of organization, has been in continuous existence since its formation or incorporation, and has all corporate or equivalent organizational power and authority necessary to own, lease and operate its Assets and to carry on its business in all material respects as currently being conducted. Section 4.1 of the Company Disclosure Letter sets forth a true and correct list of each Purchased Company and their respective jurisdictions of formation or incorporation, as applicable. Each Purchased Company is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of its business or the ownership of its Assets makes such qualification necessary. The Purchased Companies have made available to Purchaser copies of the Organizational Documents of each of the Purchased Companies, in each case as amended through the Effective Date.

Section 4.2 Authorization, Validity and Execution. The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to which the Company is (or will be) a party and the consummation of the Transactions by the Company, in each case, are within the limited liability company power and authority of the Company and have been duly authorized by the Company by all necessary action on the part of the Company and its equity holders. This Agreement and each Ancillary Agreement to which the Company is (or will be) a party (a) have been (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) duly executed and delivered by the Company and (b) assuming due authorization, execution and delivery by Purchaser, is (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.3 Consents and Approvals; No Violations. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company is (or will be) a party and the consummation by the Company of the Transactions will not (a) violate the provisions of any Organizational Document of any Purchased Company; (b) assuming compliance with the matters referred to in Section 4.4, violate any Law of any Governmental Authority by which any Purchased Company is bound; or (c) result in a breach, constitute a default or give rise to any right of termination, cancellation or acceleration of payment, or result in the creation of any Encumbrance upon any of the properties or assets of any Purchased Company under, any of the terms, conditions or provisions of any Contract to which any Purchased Company is a party, or by which any such Purchased Company’s properties or assets may be bound or affected, except, with respect to clauses (b) and (c), as would not reasonably be expected, individually or in the aggregate, to be material to the Purchased Companies, taken as a whole, or materially impair the ability of the Company to consummate the Transactions.

Section 4.4 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company is (or will be) a party and the consummation of the Transactions require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of Antitrust Laws, and (b) any such action or filing the failure of which to be made or obtained would not reasonably be expected, individually or in the aggregate, to be material to the Purchased Companies, taken as a whole, or materially impair the ability of the Company to consummate the Transactions.

Section 4.5 Capitalization.

(a) Section 4.5(a) of the Company Disclosure Letter sets forth, as of the Effective Date, a true and correct list of the Purchased Companies and the record and beneficial holders of the Capital Stock of each Purchased Company. All of the issued and outstanding Capital Stock of the Purchased Companies has been duly authorized and validly issued and is fully paid and nonassessable, is not subject to any preemptive or subscription rights and was not issued in violation of any preemptive or subscription rights. All outstanding Capital Stock of the Company has been issued and granted in compliance in all material respects with (i) all applicable securities Laws and other applicable Laws and (ii) all requirements set forth in applicable Contracts.

(b) Section 4.5(b) of the Company Disclosure Letter contains a complete and correct list of each outstanding Phantom Share Award, including (i) the holder, (ii) the date of grant, (iii) the number of Phantom Shares subject to such Phantom Share Award, and (iv) the number of vested Phantom Shares. An accurate and complete copy of the standard agreement evidencing Phantom Share Awards has been made available to Purchaser, and no outstanding Phantom Share Award is subject to terms that do not conform in all material respects to the standard agreement. Except for the Phantom Share Awards set forth on Section 4.5(b) of the Company Disclosure Letter, there are no outstanding compensatory equity or equity-linked interests with respect to the common stock or preferred stock of, or the common units or preferred units of, or other equity or voting interests in, any Purchased Company, including without limitation, any options, appreciation rights, restricted stock or stock unit awards, profits interests, restricted units, phantom equity or similar awards or rights.

(c) Except as set forth on Section 4.5(a) and Section 4.5(b) of the Company Disclosure Letter, there is no outstanding (i) Capital Stock of any Purchased Company, (ii) options, warrants, calls, subscriptions or other rights, convertible securities, restricted shares, restricted share units, share appreciation rights, “phantom” shares or any similar securities or rights, or promises for any of the foregoing, that are convertible into or exchangeable for, or otherwise derivative of or provide any economic benefit based, directly or indirectly, on the value or price of, Capital Stock of any Purchased Company or (iii) Contracts, agreements, arrangements, trusts or any other obligation or commitment (x) obligating any Purchased Company or Seller to issue, transfer or sell any Capital Stock of any Purchased Company or securities convertible into or exchangeable for Capital Stock of any Purchased Company, (y) requiring any

Purchased Company to repurchase, redeem or otherwise acquire any of Capital Stock of any Purchased Company, or otherwise make any payment in respect of any such securities, rights or promises, or (z) with respect to the voting of any Capital Stock of a Purchased Company. No Purchased Company owns, directly or indirectly, any Capital Stock in any Person other than another Purchased Company.

Section 4.6 Financial Statements; Absence of Undisclosed Liabilities

(a) Section 4.6(a) of the Company Disclosure Letter sets forth (i) the audited consolidated balance sheets and related consolidated statements of operations and comprehensive income, statements of members’ equity and statements of cash flows of the Purchased Companies as of, and for the periods ended, December 31, 2020 and December 30, 2019, and (ii) the unaudited consolidated balance sheet (the “Balance Sheet ”) of the Purchased Companies as of June 30, 2021 (the “Balance Sheet Date”), and the unaudited consolidated and related consolidated statements of operations and comprehensive income and statements of cash flows of the Purchased Companies for the six-month period then ended (the financial statements described in the preceding clauses (i) and (ii) being referred to as the “Financial Statements”).

(b) The Financial Statements (i) have been prepared from the books and record of the Purchased Companies, (ii) have been prepared in accordance, and complied as to form in all material respects, with GAAP, consistently applied throughout the periods presented, and (iii) fairly present in all material respects, the combined financial condition and combined results of operations of the Purchased Companies as of the respective dates or for the respective time periods set forth therein, except in the case of the unaudited Financial Statements, (A) for the absence of footnotes and (B) for normal and recurring year-end adjustments, none of which are material.

(c) The Purchased Companies have established and maintain internal accounting controls designed and intended to provide reasonable assurances (i) that transactions, receipts and expenditures of the Purchased Companies are being executed and made only in accordance with appropriate authorizations of management and the Company Board of Managers, (ii) regarding the reliability of financial reporting with respect to the Purchased Companies, (iii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Purchased Companies, (v) that the amount recorded for assets on the books and records of the Purchased Companies are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(d) The Purchased Companies do not have any Liabilities (whether or not required to be reflected or reserved against in a balance sheet prepared in accordance with GAAP, and whether due or to become due) except for Liabilities (i) as set forth in the Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date (excluding Liabilities for breach, violation of applicable Law, non-performance or default), (iii) incurred since the Balance Sheet Date and arising under or in connection with this Agreement or the Transactions, (iv) Liabilities arising from contractual obligations not yet required to be performed (excluding Liabilities for breach, violation of applicable Law, non-performance or default) or (iv) as set forth on Section 4.6(d) the Company Disclosure Letter.

Section 4.7 Absence of Certain Changes or Events. During the period beginning on the Balance Sheet Date and ending on the Effective Date, there has not been any Event which has had or would reasonably be expected to have, individually or in the aggregate with any other Event, a Material Adverse Effect. Except in connection with the Transactions and expressly contemplated herein or as set forth in Section 4.7 of the Company Disclosure Letter, during the period beginning on the Balance Sheet Date and ending on the Effective Date, (a) the Purchased Companies have conducted their business in the ordinary course, consistent with past practice, and (b) there has not been any:

(i) amendment to any provision of the Organizational Documents of any Purchased Company (whether by merger, consolidation or otherwise);

(ii) material damage, destruction or loss of tangible personal property or any other asset of any Purchased Company, whether or not covered by insurance;

(iii) satisfaction or discharge of any material Encumbrance or payment of any material obligation by a Purchased Company, except in the ordinary course of business;

(iv) any creation, incurrence or assumption by any Purchased Company of any material Covered Indebtedness;

(v) entry into, termination of or material amendment to a Material Contract or Lease or waiver, release or assignment of any material rights, claims or benefits of any Purchased Company under any Material Contract or Lease, other than termination of Material Contracts or Leases in accordance with their natural expiration pursuant to their terms as in effect on the Effective Date and the entry into statements of work or purchase orders in the ordinary course of business consistent with past practice;

(vi) sale, lease, license, assignment, abandonment, transfer, or creation or incurrence of any Encumbrance (other than Permitted Encumbrances) on, any properties, Assets, securities, interests or businesses of any Purchased Company, including any Intellectual Property, in each case, that is material to the business of the Purchased Companies, other than non-exclusive licenses of Company Products granted in the ordinary course of business consistent with past practice;

(vii) (A) grant or increase of, or commitment to grant or increase, any form of compensation or benefits payable to any Service Provider (other than increases (1) in the ordinary course of business consistent with past practice made in connection with promotions made as of July 1, 2021, (2) with respect to Business Employees, not in excess of five percent made in the ordinary course of business consistent with past practice, (3) with respect to non-employee Service Providers, made in the ordinary course of business consistent with past practice or (4) as required by any Employee Benefit Plan as in effect on the Effective Date), (B) hiring or termination (other than terminations for cause) of any Management Employee or any other employee with a title of Senior Vice President or above, (C) adoption, entering into, material modification or termination of any Employee Benefit Plan (other than (1) adoptions, renewals or terminations of health and welfare plans in the ordinary course of business consistent with past practice, (2) entrance into at-will offer of employment letters with new employees in the United States in the ordinary course of business consistent with past practice on substantially the forms provided to Purchaser that do not provide for severance, retention or change in control payments or benefits, (3) entrance into offer of employment letters or employment agreements in the ordinary course of business consistent with past practice on substantially the same forms provided to Purchaser with new employees outside of the United States that do not provide for severance, retention or change in control payments or benefits (other than statutory termination payments and benefits) or (4) as required by applicable Law), (D) acceleration of the vesting, funding or payment of any compensation or benefits to any Service Provider (whether or not required by any Employee Benefit Plan as in effect on the Effective Date) or (E) grant of any equity or equity-linked awards or any non-routine bonus, commission or other incentive compensation to any Service Provider;

(viii) material change in the manner in which the Purchased Companies generally extend discounts or credits to customers;

(ix) acquisition (whether by merger, consolidation, acquisition of stock or otherwise), directly or indirectly of all or a substantial portion of the assets, securities, properties or interests of business or any Person or any division thereof;

(x) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against any Purchased Company under any similar Law;

(xi) settlement of (A) any material Action against any Purchased Company or (B) any Action or dispute (whether against a Purchased Company, a Seller, or any other Person) relating to the ownership or purported ownership of any Purchased Company or the Capital Stock or assets of any Purchased Company;

(xii) commitment to make any capital expenditure (or series of related capital expenditures) involving amounts that exceed $5,000,000 in the aggregate, except for those capital expenditures set forth in the capital expenditures budget of the Purchased Companies previously made available to Purchaser;

(xiii) loans, advances, capital contributions, investments, or guarantees made by a Purchased Company to, in or for the benefit of any other Person, other than travel and other advances to Service Providers made in the ordinary course of business consistent with past practice;

(xiv) (A) issuance, sale, or authorization of the issuance or sale of any Capital Stock (or other equity interests or securities convertible into Capital Stock) of any Purchased Company, (B) splitting, combination or reclassification of any Capital Stock of any Purchased Company or declaration, setting aside or payment or other dividend in respect of any Capital Stock of any Purchased Company or (C) direct or indirect redemption, purchase, or other acquisition of any Capital Stock (or other equity interests or securities convertible into Capital Stock) of any Purchased Company;

(xv) (A) change in financial accounting principles, methods or policies of a Purchased Company, except as required by a change in GAAP, (B) change in any annual Tax accounting period by a Purchased Company, (C) new, change in or revocation of any material Tax election or material method of Tax accounting of a Purchased Company, (D) filing of any amended material Tax Return by a Purchased Company, (E) settlement or compromise of any Tax Proceeding in respect of Taxes of a Purchased Company, (F) entry by a Purchased Company into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) or submission of any request for rulings or special Tax incentives with any Taxing Authority, (G) relinquishment of any refund of material Taxes, or (H) consent of a Purchased Company to any extension or waiver of the statute of limitations period applicable to any Tax Proceeding or Tax assessment; or

(xvi) authorization, agreement, resolution or consent, whether orally or in writing, to do any of the foregoing.

Section 4.8 Real Property

(a) Owned Real Property. The Purchased Companies do not own and have not ever owned any real property.

(b) Leased Real Property. Section 4.8(b) of the Company Disclosure Letter sets forth a true and correct list, including the address and name of the current tenant or subtenant, as applicable, of all real property leased or subleased to or otherwise occupied by a Purchased Company (the “Leased Real Property”) and all leases and subleases, each as amended to date, under which the Leased Real Property is leased or subleased and all renewals, amendments, modifications or material supplements thereto and guarantees thereof (collectively, the “Leases”). The Purchased Companies have made available to Purchaser true and correct copies of each Lease. With respect to each Lease:

(i) such Lease is in full force and effect and is legal, valid, binding and enforceable by a Purchased Company, and, to the Knowledge of the Purchased Companies, each other party thereto, in accordance with its terms, subject to the Bankruptcy and Equity Exception;

(ii) no Purchased Company has received written notice that it is in material breach of such Lease, nor given any written notice to any other party to such Lease of any default or breach, in each case in the past three years;

(iii) no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a material breach by a Purchased Company thereunder, or, to the Knowledge of the Purchased Companies, any other party thereto;

(iv) the Leased Real Property is all the real property used and required to be used in connection with the operation of the business of the Purchased Companies and, to the Knowledge of the Purchased Companies, all buildings, fixtures and other improvements thereon are in reasonable working order and repair in all material respects and are suitable for the purpose for which they are currently used;

(v) there are no pending or, to the Knowledge of the Purchased Companies, threatened condemnation or similar proceedings related to any Leased Real Property, and no Purchased Company has received any written notice of any expiration of, pending expiration, material changes to, of or pending changes to any material entitlement relating to any Leased Real Property (other than any notice of the natural expiration of the term of any Lease pursuant to its terms);

(vi) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Leased Real Property;

(vii) each Purchased Company has a good and valid leasehold interest in the respective Leased Real Property, free and clear of Encumbrances other than Permitted Encumbrances, and the right to use and occupy the Leased Real Property for the full term of the Lease relating thereto; and

(viii) none of the Purchased Companies has subleased or otherwise granted to any Person the right to use or occupy the Leased Real Property or any portion thereof.

Section 4.9 Intellectual Property; Information Technology; Privacy.

(a) Section 4.9(a) of the Company Disclosure Letter sets forth a true and correct list, as of the Effective Date, of all Owned Registered IP, indicating for each such item, as applicable, the application or registration number, date and jurisdiction of filing or issuance, and the identity of the current applicant or registered owner. All issuances and registrations that constitute Owned Registered IP are valid and enforceable. All filings, payments and other actions required to be made or taken to obtain, perfect or maintain in full force and effect each item of Owned Registered IP have been made or taken by the applicable deadline and otherwise in accordance with all applicable Laws. No application for, or registration with respect to, any Owned Registered IP is abandoned, expired or lapsed. No interference, opposition, reissue, reexamination, or other Action of any nature is, or since January 1, 2018, has been, asserted or threatened in writing against any of the Purchased Companies in which the scope, validity or enforceability of any Owned Registered IP is contested or challenged.

(b) A Purchased Company is the sole and exclusive owner of the Owned IP, free and clear of all Encumbrances (other than Permitted Encumbrances), and such Owned IP has not been adjudged invalid or unenforceable. The Business IP constitutes all Intellectual Property used in or necessary for the conduct of the businesses of the Purchased Companies as currently conducted.

(c) Since January 1, 2018, no written claim has been made by or, to the Knowledge of the Purchased Companies, exists from any third party against any Purchased Company (i) contesting the validity, enforceability or ownership of any of the Owned IP, or (ii) alleging that the operation of the business of the Purchased Companies infringes, misappropriates or otherwise violates any third-party Intellectual Property, and, in the case of the preceding clauses (i) and (ii), no such claims are threatened in a writing received by any of the Purchased Companies. The operation of the business of the Purchased Companies has not infringed upon, misappropriated or otherwise violated and is not presently infringing upon, misappropriating or otherwise violating any third-party Intellectual Property rights, and to the Knowledge of the Purchased Companies, no third party is infringing the Owned IP.

(d) Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the Transactions, will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Encumbrance on, any Owned IP, (ii) the release, disclosure, or delivery of any Owned IP by or to any escrow agent or other Person or (iii) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Owned IP.

(e) The Purchased Companies have taken commercially reasonable steps to preserve the confidentiality of their trade secrets and confidential information that constitute Proprietary Information (including the source code for the Proprietary Software). Each Person who is or was an employee or contractor of any Purchased Company and who is or was engaged by a Purchased Company to design, create or otherwise develop any material Intellectual Property has signed an enforceable agreement containing an irrevocable assignment to the applicable Purchased Company of all such Intellectual Property. No present or former employee, officer, outside contractor or consultant of a Purchased Company holds any right, title or interest, directly or indirectly, in whole or in part, in or to any material Owned IP. The Purchased Companies maintain at least one copy of the source code and machine readable copies of the Proprietary Software.

(f) No Company Product contains any Malicious Code which may (i) disrupt, disable, erase or harm in any way such Company Product’s operation, or cause such Company Product to damage or corrupt any data, hardware, storage media, programs, equipment or communications, (ii) compromise the privacy or data security of a user or damaging or destroying any data or file without the user’s consent or (iii) permit any Person to access such Company Product without authorization. Each Purchased Company implements industry standard measures designed to prevent the introduction of any Malicious Code into Company Products. There exist no technical problems with any Proprietary Software or Company Products that materially and adversely affect the performance of such Proprietary Software or Company Products other than routine software bugs and/or glitches that may be remedied in the ordinary course of the business of the Purchased Companies.

(g) No source code for any Company Product has been delivered, licensed, or made available to any escrow agent or other Person who is or was not a Service Provider of any Purchased Company who needs such source code to perform his or her job duties. No Purchased Company has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Product to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that, with or without notice or lapse of time, will, or would reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Company Product to any other Person.

(h) None of the Company Products is derived from, or is distributed, integrated or bundled with software subject to any license commonly referred to as a “copyleft” or ”open source” license that, as used, modified, integrated, bundled, or distributed by the Purchased Companies: (i) requires or conditions the use or distribution of such Company Product on the disclosure, licensing or distribution of any source code for any portion of such Company Product; (ii) requires the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Company Product or portions thereof, (iii) otherwise imposes an obligation on the Purchased Companies to license or distribute any Company Product or (iv) would otherwise impose any limitation, restriction or condition on the right or ability of any Purchased Company to use, license, distribute or charge for any Company Product or any Intellectual Property rights therein.

(i) No funding, facilities, or personnel of any Governmental Authority were used, to develop or create, in whole or in part, any Owned IP. No Purchased Company is a party to any Contract with any Governmental Authority that grants to such Governmental Authority any right or license with respect to any Owned IP except as a customer of any Company Product in the ordinary course of business pursuant to the Purchased Companies’ standard terms and conditions.

(j) The Purchased Companies have implemented and maintained, and required all third parties Processing or otherwise with access to Personal Data collected or Processed by or on behalf of the Purchased Companies (“Data Vendors”) to implement and maintain, an information security plan (the “Security Plan”), which implements industry standard organizational, technical, and physical safeguards to (i) protect the integrity, availability, and security of the IT Systems, and the information stored therein (including, but not limited to, Personal Data, Proprietary Information and other confidential data in the possession or under the control of the Purchased

Companies) against loss, theft, damage, misuse or accidental, unlawful or unauthorized use, disclosure, access or modification (each a “Security Incident”) and (ii) identify and address internal and external risks to the Processing, privacy and security of Personal Data in any Purchased Company’s possession or control. Each Purchased Company has, and at all times since January 1, 2018, has had, in place contractual arrangements with all Data Vendors requiring protection of Personal Data in a manner consistent with the respective Privacy Obligations of such Purchased Company, and with all customers or other Persons who share Personal Data with the Purchased Companies requiring that the collection and sharing of such Personal Data be in compliance with applicable Privacy Obligations.

(k) No Purchased Company and, to the Knowledge of the Company, none of the Purchased Companies’ respective Data Vendors, have, since January 1, 2018, experienced any Security Incidents. No Purchased Company has, in relation to any actual or suspected Security Incident and/or Privacy Obligation: (i) been required to notify any Person and/or Governmental Authorities, (ii) been the subject of any inquiry, investigation or enforcement action of any Governmental Authority, or (iii) received any notice, request, claim, complaint, correspondence or other communication from any Governmental Authority or other Person.

(l) The IT Systems (i) are sufficient in all material respects for the current operations of the Purchased Companies, (ii) have not, at any time since January 1, 2018, malfunctioned or failed in any material respect, and (iii) do not contain any Malicious Code. The Purchased Companies have implemented and maintain commercially reasonable measures designed to protect the integrity and security of the IT Systems under their control, as well as commercially reasonable data backup and continuity, system redundancy and disaster avoidance and recovery procedures.

(m) Each Purchased Company is, and since January 1, 2018, has been, in compliance in all material respects with its Privacy Obligations. No Action is pending or has been made or, to the Knowledge of the Purchased Companies, threatened against any Purchased Company alleging that any use, disclosure, or Processing of Personal Data by such Purchased Company is in violation of a Privacy Obligation. The Purchased Companies’ Privacy Policies are, and since January 1, 2018, have been accurate, consistent and complete, and not misleading or deceptive (including by omission) regarding each Purchased Company’s then-current Processing activities.

(n) No Purchased Company has transferred or permitted the transfer of Personal Data originating in the European Economic Area or the United Kingdom outside of the European Economic Area or the United Kingdom, except where such transfers have complied with Privacy Obligations.

(o) The execution, delivery and performance of this Agreement and the consummation of the Transactions will not: (i) breach in any material respect any Privacy Obligation; (ii) require the consent of or provision of notice to any Person concerning such Person’s Personal Data or to any Governmental Authority; (iii) give rise to any right of termination or other right to impair or limit the Purchaser’s rights to own and Process any Personal Data used in the operation of the Purchased Companies’ business; or (iv) otherwise prohibit the transfer of Personal Data to Purchaser. To the extent that any Personal Data is transferred as part of the Transactions and satisfies the definition of “personal information” as defined by the California Consumer Privacy Act (“CCPA”), for the avoidance of doubt, all such Personal Data is an asset that will be transferred as part of the Transactions, as contemplated by section 1798.140(t)(2)(D) of the CCPA.

Section 4.10 Material Contracts.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth a true and correct list, as of the Effective Date, of the following Contracts (each a “Material Contract”) to which a Purchased Company is a party or otherwise bound (other than such Contracts that constitute Leases and such Contracts set forth in, or required to be set forth in, Section 4.16 of the Company Disclosure Letter):

(i) any Contract for the purchase, lease, sale or use by a Purchased Company of assets, products or services, in each case, requiring either (A) annual payments by any Purchased Company in excess of $3,000,000 or (B) aggregate payments by any Purchased Company in excess of $5,000,000;

(ii) any Contract pursuant to which a Purchased Company expressly grants to any Person (A) the right to distribute or resell any product or (B) the exclusive right to market any product, to exclusively represent a Purchased Company with respect to any such product, or to act as exclusive agent for a Purchased Company in connection with the marketing, distribution or sale of any product;

(iii) any Contract for the lease of equipment requiring either (A) annual payments by a Purchased Company in excess of $1,000,000 or (B) aggregate payments by a Purchased Company in excess of $5,000,000;

(iv) any Contract containing a covenant that restricts a Purchased Company, or, after the Effective Time, Purchaser or its Affiliates, in any material respect from (A) engaging in any line of business or competing with any Person (B) acquiring any product, service, Intellectual Property or other asset from any other Person, selling any product, service, Intellectual Property or other asset to or performing any services for any other Person, or transacting business or dealing in any other manner with any other Person, excluding in each case, employee non-solicitation provisions entered into in the ordinary course of business consistent with past practice that would not materially restrict Purchaser or its Affiliates (other than the Purchased Companies) after Closing or (C) developing or distributing any Intellectual Property;

(v) any Contract under which a license to use material Business IP is (A) granted to a Purchased Company by a third party or (B) granted by a Purchased Company to a third party (in each case of (A) and (B), other than (1) off-the-shelf computer software Contracts, (2) Contracts with customers, developers and Strategic Partners for the non-exclusive license of Company Products that are entered into in the ordinary course of business consistent with past practice, (3) non-disclosure agreements entered into in the ordinary course of business for the disclosure or receipt of confidential information subject to customary protections to preserve confidentiality and proprietary rights and (4) non-exclusive licenses to trademarks and other marketing and advertising materials granted in the ordinary course of business solely to enable the advertising and marketing of Company Products, and in the case of (A) only, other than any “copyleft” or ”open source” license);

(vi) any sales commission agreements and similar Contracts providing for payments to any Person (other than an employee of a Purchased Company) based on sales, purchases, or profits, other than direct payments for goods, under which a Purchased Company made payments exceeding $100,000 in the aggregate during the 12-month period ending June 30, 2021;

(vii) any employment, independent contractor, consulting or other agreement (A) with a former or current Service Provider that provides for the payment of any cash or other compensation or benefits, or the acceleration of the payment of any cash or other compensation or benefits, solely upon or in connection with the consummation of the Transactions, (B) in the case of Service Providers in the United States, that (1) provides for severance, termination or notice payments or benefits upon a termination of the applicable Service Provider’s employment or service with any Purchased Company or (2) cannot be terminated by any Purchased Company at-will, at any time and for any reason, without notice or liability on the part of any Purchased Company (other than notice provisions of 30 days or less with individual independent contractors or individual consultants) (excluding, in the case of clause (B)(1) and (B)(2), termination payments pursuant to independent contractor agreements entered into the ordinary course of business and which are not, individually or in the aggregate, material to the Purchased Companies) or (C) in the case of Service Providers outside of the United States, that cannot be terminated by any Purchased Company on less than six months’ notice (excluding termination payments pursuant to independent contractor agreements entered into the ordinary course of business and which are not, individually or in the aggregate, material to the Purchased Companies);

(viii) any collective bargaining agreement or other similar Contract with any labor union, works council or similar association;

(ix) any Contract pursuant to which any Purchased Company has incurred any Indebtedness, other than Contracts between a Purchased Company and any other Purchased Company or creating any material Encumbrance (other than Permitted Encumbrances) with respect to any asset of any Purchased Company;

(x) any Contract under which (A) any Person has directly or indirectly guaranteed any Liabilities of any Purchased Company or (B) any Purchased Company has directly or indirectly guaranteed any Liabilities of any other Person (in each case other than (1) endorsements for the purposes of collection in the ordinary course of business or (2) guarantees by a Purchased Company for any other Purchased Company);

(xi) any Contract evidencing an Affiliate Arrangement (other than offer letters, employment agreements, individual consulting agreements, individual contracting or service agreements, indemnification agreements, employment-related restrictive covenant agreements and employment-related intellectual property assignment agreements, in each case, entered into in the ordinary course of business consistent with past practice);

(xii) any joint venture, partnership, alliances or other Contract involving a sharing of profits or losses with any other Person;

(xiii) any Contract which contains any provisions requiring any Purchased Company to indemnify any other party (other than any such Contract entered into in the ordinary course of business consistent with past practice);

(xiv) any Contract relating to the acquisition or disposition of a material portion of the assets of, or any equity interest in, any business (whether by merger, sale of stock, sale of assets or otherwise) entered into since January 1, 2018, or pursuant to which any Purchased Company has any material current or future obligations;

(xv) any Contract relating to the acquisition, issuance, transfer or voting of any Capital Stock of any Purchased Company (or other equity interests or securities convertible into Capital Stock of any Purchased Company);

(xvi) any Contract relating to the settlement or other resolution of any Action or claim (or any threatened Action or claim) under which a Purchased Company has any material continuing obligations, Liabilities or restrictions, or that involved payment by a Purchased Company of more than $5,000,000;

(xvii) any Contract for capital expenditures, other than (A) capital expenditures reflected in the capital expenditures budget of the Purchased Companies previously made available to Purchaser or (B) which involves or is reasonably likely to involve aggregate expenditures of not more than $5,000,000;

(xviii) any Contract with the Company’s 20 largest vendors by spend during the 12-month period ending June 30, 2021 (each “Key Vendor”);

(xix) any Contract with the Company’s 20 largest customers by revenue during the 12-month period ending June 30, 2021 (each a “Key Customer”);

(xx) Contracts with the Purchased Companies’ top 20 Strategic Partners by number of customers of the Purchased Companies who used the corresponding integrations during the 12-month period ending August 31, 2021;

(xxi) any Contract with any Governmental Authority that is currently in effect or is outstanding, other than the Company’s standard terms and conditions;

(xxii) any Contract providing for “most favored customer” terms or similar terms that, in each case, limit any Purchased Company’s right to determine pricing for any Company Product in its discretion;

(xxiii) any Contract which contains material minimum purchase, “take or pay”, performance guarantees or similar obligations (other than in favor of any Purchased Company or any Employee Benefit Plan, offer letters, employment agreements, individual consulting agreements, individual contracting agreements, Contracts with staffing agencies and similar Persons who supply Service Providers to any Purchased Company and all other similar Contracts with Service Providers); and

(xxiv) any Contract to which any Purchased Company is a party, on the one hand, and another Purchased Company, on the other hand, is a party.

(b) Each Material Contract is a legal, valid and binding obligation of the Purchased Company party thereto and, assuming the due authorization, execution and delivery by the other parties thereto, each other party thereto, and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Each Purchased Company has performed, in all material respects, all obligations required to be performed by it under each of the Material Contracts to which it is a party. No Purchased Company is in default or breach of, or has received any written notice of any default, breach or event that, with notice or lapse of time, or both, would constitute a default or breach by such Person under any Material Contract, except for any such defaults or breaches that would not reasonably be expected to result in a material Liability to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the business of the Purchased Companies, taken as a whole, in substantially the same manner as currently conducted. To the Knowledge of the Purchased Companies, no other party to a Material Contract is in default or breach of such Material Contract, except for any such defaults or breaches that would not reasonably be expected to result in a material Liability owed to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the business at the Purchased Companies, taken as a whole, in substantially the same manner as currently conducted. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a material violation or material breach of any of the provisions of any Material Contract, (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract, (iii) give any Person the right to accelerate the maturity or performance of any grant or rights or other obligation under a Material Contract or (iv) give any Person the right to cancel, terminate or modify any Material Contract (other than Material Contracts that may be canceled or terminated for convenience). No Purchased Company has received any written notice regarding material violation or material breach or, or material default under, or threatening the cancellation or termination of any Material Contract. To the

Knowledge of the Company, since January 1, 2021 to the date of this Agreement, no Purchased Company has received any written notice, letter or other written communication from any Key Customer or Key Vendor with respect to a Material Contract between a Purchased Company and such Person which notice, letter or communication communicates such Key Customer’s or Key Vendor’s intent to terminate, not renew or materially modify or amend such Material Contract or otherwise materially reduce its business relationship with any Purchased Company and which notice, letter or communication remains unresolved as the date of this Agreement. The Purchased Companies have made available to Purchaser a true and correct copy of each Material Contract.

Section 4.11 Title to Assets. Each Purchased Company has good and valid title to, or a valid leasehold interest in, its Assets, free and clear of Encumbrances other than Permitted Encumbrances.

Section 4.12 Litigation. There is no Action by or against any Purchased Company or any of their respective managers, directors, officers or employees (in their capacity as such), pending and, to the Knowledge of the Purchased Companies, since January 1, 2018, no Person has threatened to commence any Action against any Purchased Company. As of the Effective Date, there is no pending Action and no Person has threatened in writing to commence any Action that (x) challenges, or may have the effect of prohibiting, delaying, making illegal or otherwise interfering with, the Transactions, (y) would reasonably be expected to result in a material Liability to the Purchased Companies, taken as a whole, or (z) would reasonably be expected to otherwise materially interfere with the conduct of the business of the Purchased Companies, taken as a whole, in substantially the manner currently conducted. No Purchased Company is or has been subject to any Order that materially restricts the ability of any Purchased Company to conduct its business, and there is no outstanding Order requiring any Purchased Company to take, or refrain from taking, action. No Purchased Company is subject to any outstanding obligations or requirements pursuant to any Order (excluding customary confidentiality, non-disparagement, and similar provisions). To the Knowledge of the Purchased Companies, no investigation by any Governmental Authority is currently pending or threatened against any Purchased Company or has been pending or threatened since January 1, 2018.

Section 4.13 Compliance with Laws; Permits.

(a) The Purchased Companies are, and since January 1, 2018, each Purchased Company has been, in compliance with all Laws applicable to the Purchased Companies (each, a “Legal Requirement”), except for such non-compliance that has not resulted in, and would not reasonably be expected to result in, a material Liability to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the business of the Purchased Companies, taken as a whole, in substantially the manner currently conducted. Since January 1, 2018, no Purchased Company has received any written or, to the Knowledge of the Purchased Companies, oral notice from any Governmental Authority regarding any actual or alleged violation by a Purchased Company of, or failure by a Purchased Company to comply with, any Legal Requirement. To the Knowledge of the Purchased Companies, no event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result directly or indirectly in a material violation of any Legal Requirement by any Purchased Company and result in material liability to the Purchased Companies, taken as a whole.

(b) The Purchased Companies hold all Permits that are necessary for the conduct of their respective businesses as currently conducted and all such Permits are in full force and effect in all material respects, and, since January 1, 2018, no Purchased Company has received any written notice of any suspension, modification, revocation, cancellation or non-renewal, in whole or in part, of any such Permit, except as would not reasonably be expected to result in a material Liability to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the business of the Purchased Companies, taken as a whole, in substantially the manner currently conducted.

(c) The Purchased Companies, their directors, officers, employees, and any agents acting on their behalf, are, and for the last five years have been, in compliance with U.S. and any applicable foreign economic sanctions Laws, including economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (collectively, “Sanctions”), and U.S. and applicable foreign Laws pertaining to export and import controls, including those administered by the U.S. Departments of Commerce and State, and applicable anti-money laundering Laws (collectively, “Trade Controls”), except in all cases for such non-compliance that has not resulted in, and would not reasonably be expected to result in, a material Liability to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the business of the Purchased Companies, taken as a whole, in substantially the manner currently conducted.

(d) None of the Purchased Companies, nor their directors, officers, employees, or, to the Knowledge of the Purchased Companies, any agents acting on their behalf, is or has been (i) identified on any Sanctions-related list of restricted or blocked persons; (ii) organized, resident, or located in any country or territory that is itself the subject of Sanctions; or (iii) owned or controlled by any Person or Persons described in clause (i) or (ii).

(e) There have been no claims, complaints, charges, investigations, voluntary disclosures, or proceedings under Trade Controls involving any Purchased Company, and to the Knowledge of the Purchased Companies, there are no threatened claims or investigations involving suspect or confirmed violations thereof.

Section 4.14 Anticorruption. No Purchased Company and, to the Knowledge of the Purchased Companies, none of the directors, officers, employees or agents of any Purchased Company (in their capacity as such), has taken any action in violation of the U.S. Foreign Corrupt Practices Act of 1977 or any other applicable anti-bribery or anti-corruption Law (collectively, “Anti-Corruption Laws”). To the Knowledge of the Purchased Companies, in the past five years, there have been no whistleblower reports, voluntary disclosures, or Actions against any Purchased Company or, to the Knowledge of the Purchased Companies, any of their respective directors, officers, employees or agents (in their capacity as such) relating to any applicable Anti-Corruption Laws, and to the Knowledge of the Purchased Companies, there are no threatened Actions involving suspected or confirmed violations thereof. The Purchased Companies maintain and enforce policies and procedures that are reasonably designed to ensure compliance by the Purchased Companies and their directors, officers, employees, and agents with applicable Anti-Corruption Laws.

Section 4.15 Taxes

(a) All income and other material Tax Returns required to be filed (taking into account any applicable extension of time within which to file) prior to the Effective Date by, or with respect to, the Purchased Companies, have been filed, and such Tax Returns are true, correct and complete in all material respects. None of the Purchased Companies is currently the beneficiary of any extension of time within which to file any material Tax Return (other than automatically granted extensions of no longer than six months obtained in the ordinary course).

(b) All income and other material Taxes owed by or with respect to the Purchased Companies (whether or not shown as due on a Tax Return) have been timely paid.

(c) All material Taxes that a Purchased Company has been required to collect or withhold with respect to any payment to any Service Provider, creditor, equity holder or other third party have been duly collected or withheld and have been or will be timely and duly paid to the proper Governmental Authority, and each Purchased Company has complied in all material respects with all applicable Laws relating to the reporting of such Taxes.

(d) No statute of limitations in respect of any material Taxes of the Purchased Companies has been waived or extended, nor has any request been made in writing for any such waiver or extension.

(e) There are no Encumbrances for Taxes upon any Asset of any Purchased Company, other than Permitted Encumbrances.

(f) No Purchased Company has ever been a member of an affiliated group filing a consolidated federal income Tax Return or any similar group for federal, state, local or non-U.S. Tax purposes. None of the Purchased Companies has any material Liability for the Taxes of any Person (other than the Purchased Companies) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), (ii) as a transferee or successor, or (iii) under any Tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business the primary purpose of which is not related to Taxes).

(g) No Purchased Company has been a party to a transaction that is or is substantially similar to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax law.

(h) The Company has been classified as a partnership for U.S. federal (and all applicable state and local) income tax purposes at all times since its formation and will continue to be so classified at all times until the Closing. Each Subsidiary of the Company has been classified as a disregarded entity for U.S. federal (and all applicable state and local) income tax purposes at all times since its formation and will continue to be so classified.

(i) None of the Purchased Companies has constituted either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code during the two years prior to the Effective Date.

(j) There is no (i) dispute, audit or investigation in respect of Taxes being conducted, pending or, to the Knowledge of the Purchased Companies, threatened by any Governmental Authority against any of the Purchased Companies or (ii) claim for or assessment of Taxes being asserted against any Purchased Company that has not been fully paid, accrued on the books of the applicable Purchased Company, or finally settled.

(k) No Tax rulings, requests for rulings, applications for change in accounting methods or closing agreements have been entered into with, issued by, or filed with any Governmental Authority with respect to any Purchased Company that will remain in effect or apply to any period after the Closing Date.

(l) No claim has ever been made in writing by any Governmental Authority in a jurisdiction where a Purchased Company does not file Tax Returns that such Purchased Company is or may be subject to taxation by that jurisdiction.

(m) No Purchased Company has a permanent establishment (within the meaning of an applicable Tax treaty) or other office or fixed place of business in a country other than the country in which it is organized, or has otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(n) All transactions between or among the Purchased Companies have been on arm’s length terms for purposes of applicable Laws relating to transfer pricing. Other than as would not be material, individually or in the aggregate, to the Purchased Companies, all related documentation required by such applicable Laws has been timely prepared or obtained and, if necessary, retained.

(o) No Purchased Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law), in each case prior to Closing; or (ii) installment sale or open transaction disposition made or prepaid amount received prior to the Closing.

(p) No Purchased Company has made any election or otherwise taken any action to cause the Partnership Audit Rules to apply to any taxable year beginning before January 1, 2018.

Section 4.16 Employee Benefit Plans

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a true and correct list of each Employee Benefit Plan (other than (x) individual at-will offer of employment letters on substantially the forms provided to Purchaser that do not provide for severance, retention or change in control payments or benefits, (y) agreements with non-employee Service Providers entered into in the ordinary course of business consistent with past practice that have not involved payment in excess of $50,000 in 2021, and (z) award agreements for Phantom Share Awards on substantially the form provided to Purchaser that do not provide for accelerated vesting, in each case, provided that the form of such arrangement is set forth on the Company Disclosure Letter and any such arrangement that materially deviates from the scheduled form is separately scheduled), separately identifying each Employee Benefit Plan that is governed by the laws of any jurisdiction outside of the United States or provides compensation or benefits to any current or former Service Provider (or any dependent thereof) who resides outside of the United States (each, a “Foreign Benefit Plan”). No Purchased Company has any formal plan or has made any promise or commitment to create any additional benefit plans which would be considered an Employee Benefit Plan once created or to materially improve or change the benefits provided under any Employee Benefit Plan, other than as specifically contemplated by this Agreement.

(b) With respect to each such Employee Benefit Plan, the Purchased Companies have made available to Purchaser current copies (as applicable) of (i) the plan document (including all amendments thereto), (ii) trust and other funding agreements, administrative service agreements and group insurance contracts, (iii) summary plan description and any summary of material modifications, (iv) latest available favorable determination or opinion letter from the IRS (or comparable foreign taxation authority), (v) for any Employee Benefit Plan not set forth in writing, a written description of all material terms thereof, (vi) any non-routine correspondence with, and all filings and notices concerning audits or investigations by, any Governmental Authority during the past three years, (vii) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto or similar), if any, required under ERISA, the Code, or applicable Laws, and (viii) all annual reports, statements (including financial and accounting statements), valuations, returns and correspondence for each of the last three years which materially affect the Purchased Companies’ premiums, contributions, refunds, deficits or reserves under any Employee Benefit Plan.

(c) No Employee Benefit Plan is, and no Purchased Company, nor any ERISA Affiliate thereof, maintains, contributes to, has an obligation to contribute to, or has any direct or indirect Liability (contingent or otherwise) with respect to, (i) any pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 or Section 430 of the Code, “registered pension plan” for purposes of section 248 of the Income Tax Act (Canada) or plan that is or has at any time been required to be registered under foreign, federal or provincial minimum pension standards legislation, (ii) a multiemployer plan within the meaning of ERISA Section 3(37) or other applicable foreign, federal or provincial minimum pension standards legislation, (iii) a plan maintained in connection with a trust described in Section 501(c)(9) of the Code), (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (v) a multiple employer plan as defined in Section 413(c) of the Code, (vi) a “salary deferral arrangement” for purposes of section 248 of the Income Tax Act (Canada), or (vii) is a “retirement compensation arrangement” for purposes of section 248 of the Income Tax Act (Canada). No Liability under Title IV of ERISA has been or, to the Knowledge of the Purchased Companies, is reasonably expected to be incurred by any Purchased Company.

(d) Each Employee Benefit Plan that is intended to qualify under Code Section 401(a) has received a favorable determination or opinion letter from the IRS as to its qualified status and, to the Knowledge of the Purchased Companies, no event has occurred with respect to any such Employee Benefit Plan which would reasonably be expected to result in the revocation or loss of such qualified status. Each trust established in connection with any Employee Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of the Purchased Companies, no fact or event has occurred that would reasonably be expected to result in the loss of such exempt status of any such trust. All employer and employee contributions, premiums, payments and assessments required to be made under or in respect of any Employee Benefit Plan or any plan or program maintained by a Governmental Authority to which any Purchased Company is required to contribute pursuant to applicable Law, in each case, have been timely satisfied in full or, to the extent not yet due, properly reflected as a Liability on the Balance Sheet in accordance with the terms of the Employee Benefit Plan and applicable accounting standards, and there are no outstanding defaults or, to the Knowledge of the Purchased Companies, violations thereunder by any Purchased Company.

(e) Each Employee Benefit Plan is and has been maintained, established, operated, funded, registered, invested and administered in compliance with the terms thereof and in compliance in all material respects with all applicable Laws (including ERISA and the Code) and all administrative guidelines issued by applicable Governmental Authorities. Each Purchased Company has performed all obligations required to be performed by such Purchased Company thereunder in all material respects, and is not in default or violation of, and such Purchased Company has no Knowledge of any default or violation by any other party to, any Employee Benefit Plan. No Employee Benefit Plan provides benefits to any individual who is not an employee of the Purchased Companies, or the dependents or other beneficiaries of any such individual.

(f) No Employee Benefit Plan provides for, and the Purchased Companies, and to the Knowledge of the Purchased Companies, their respective ERISA Affiliates, have no obligation to provide, (i) post-retirement or post-termination health, life, welfare, disability or other benefits except as required by ERISA Section 601 or other applicable Law or (ii) benefits to any individual who is not a Business Employee, or the dependents or other beneficiaries of any such Business Employee.

(g) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is and has been in documentary compliance in all material respects with Section 409A of the Code and is and has been operated and administered in compliance in all material respects with Section 409A of the Code and the guidance thereunder. To the Knowledge of the Purchased Companies, the Transactions will not result in any adverse tax consequences to the participants in any such nonqualified deferred compensation plan as the result of Section 409A of the Code (including the inclusion in income of deferred amounts, or any additional tax pursuant to Section 409A(a)(1)(B) of the Code). None of the Purchased Companies has any obligation to “gross up” or indemnify any individual for any Taxes, including Taxes imposed under Section 409A or Section 4999 of the Code. No compensation has been or would reasonably be expected to be includable in the gross income of any “service provider” (within the meaning of Section 409A of the Code) of any Purchased Company as a result of a violation of, or failure to comply with or be exempt from, Section 409A of the Code. No amounts paid or payable by any Purchased Company are subject to any Tax penalty imposed under Section 457A of the Code.

(h) Each Purchased Company and each of its ERISA Affiliates is in compliance in all material respects with (i) the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, including all applicable reporting, tax deposits and fee obligations thereunder, as applicable and (ii) the applicable requirements of Section 4980B of the Code and any similar applicable state Law.

(i) No Action or litigation is pending or, to the Knowledge of the Purchased Companies, threatened with respect to any Employee Benefit Plan (other than routine claims for benefits), and, to the Knowledge of the Purchased Companies, no Employee Benefit Plan or any fiduciary or administrator thereof is the subject of an audit or investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority, nor is any such audit or investigation pending or, to the Knowledge of the Company, threatened.

(j) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or together with any other transaction or event, including a subsequent termination of service) will (other than as contemplated by this Agreement) (i) entitle any Service Provider to any payment or funding of compensation or benefits, (ii) result in an increase in the amount of compensation or benefits due to any Service Provider, whether or not under any Employee Benefit Plan, or (iii) accelerate the time of payment, funding or vesting of any compensation or benefit to any Service Provider, whether or not under any Employee Benefit Plan.

(k) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with any other event, whether contingent or otherwise), will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that could be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code.

(l) No events have occurred with respect to any Employee Benefit Plan that have resulted or, to the Knowledge of the Purchased Companies, could result in payment or assessment by or against any Purchased Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 7979, 4980B, 4980D, 4980E or 5000 of the Code. With respect to each Employee Benefit Plan (i) no Purchased Company has engaged in conduct that would reasonably be expected to result in a, and, to the Knowledge of the Purchased Companies, there has been no, breach of fiduciary duty or other failure to act or comply in connection with the administration or investment of the assets of an Employee Benefit Plan, and (ii) no nonexempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred. No Purchased Company has made any filing in respect of any Employee Benefit Plans under the Employee Plans Compliance Resolution System, the Department of Labor Voluntary Fiduciary Correction Program or the Department of Labor Delinquent Filer Program.

(m) There has been no amendment to or announcement by any Purchased Company relating to, or change in employee participation or coverage under, any Employee Benefit Plan that would increase materially the expense of maintaining such Employee Benefit Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the Effective Date, except as specifically contemplated by this Agreement.

(n) No Employee Benefit Plan is a self-insured plan that provides medical, dental or any other similar benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies). The obligations of all Employee Benefit Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. No Employee Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(o) With respect to each Foreign Benefit Plan, (i) each Purchased Company has complied with all applicable reporting and notice requirements in all material respects, and such Foreign Benefit Plan has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Benefit Plan any determinations required by applicable Law, if any, that such Foreign Benefit Plan is in compliance with all applicable Laws of the relevant jurisdiction, (ii) there are no pending investigations by any Governmental Authority involving such Foreign Benefit Plan, and no pending claims, or Actions against such Foreign Benefit Plan or asserting any rights or claims to benefits under such Foreign Benefit Plan (except for claims for benefits payable in the normal operation of such Foreign Benefit Plan), (iii) except as required by applicable Law, no condition exists that would prevent any Purchased Company from terminating or amending any Foreign Benefit Plan at any time for any reason in accordance with the terms of each such Foreign Benefit Plan without the payment of any fees, costs or expenses (other than the payment of benefits accrued on the Balance Sheet and routine administrative expenses), and (iv) no Foreign Benefit Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the Balance Sheet.

(p) To the Knowledge of the Purchased Companies, no events have occurred or would be reasonably be expected to occur, and no circumstances exist, including events and/or circumstances related to COVID-19, that would materially interfere with the continuous operation and administration of the Employee Benefit Plans. Except as disclosed on Section 4.16(p) of the Company Disclosure Letter, no Purchased Company has taken any action in connection with events and/or circumstances related to COVID-19 with respect to any Employee Benefit Plan or the compensation or benefits of any Business Employee that is not in the ordinary course of business consistent with past practice and as approved by an insurer in respect of any insured plan.

Section 4.17 Employee and Labor Matters

(a) No Purchased Company is or has at any time been party to or bound by a collective bargaining agreement, voluntary recognition agreement, works council agreement, or similar Contract with a labor organization, works council or trade union governing the terms and conditions of employment of any Business Employee.

(b) Each of the Purchased Companies is, and during the past three years has been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, labor, terms and conditions of employment, including but not limited to, Laws relating to wages, hours, vacation pay, overtime, classification of employees as exempt or non-exempt, collective bargaining, employment standards (including discrimination, harassment, abuse and disparate treatment), human rights, accessibility, occupational safety and workers’ compensation, pay equity, immigration status, workers’ compensation, and the collection and payment of Taxes and, with respect to Business Employees, no Purchased Company (i) is liable for any arrears of wages, severance pay or other compensation or benefits or any Taxes or any penalty for failure to comply with any of the foregoing or (ii) is liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Business Employees (in each case, other than routine payments to be made in the normal course of business and consistent with past practice). There are no controversies pending, or to the Knowledge of the

Purchased Companies, threatened between any Purchased Company and any of its respective current or former Service Providers that could result in an Action. The Purchased Companies maintain complete and, to the Knowledge of the Purchased Companies, accurate Form I-9s (or equivalent local documentation) with respect to each of their former and current Business Employees in accordance with applicable Laws concerning immigration and employment eligibility verification obligations. The Purchased Companies are not party to or otherwise bound by any consent decree with, or citation by, any Governmental Authority relating to Business Employees or employment practices.

(c) The Purchased Companies (i) properly accrue all vacation pay for Business Employees in compliance in all material respects with applicable Laws and (ii) are in compliance in all material respects with all applicable Laws requiring payment of accrued vacation pay and paid-time off, including in connection with terminations of employment.

(d) There are no Actions (including unfair labor practice charges, grievances or complaints) pending or, to the Knowledge of the Purchased Companies, threatened against any of the Purchased Companies brought by or on behalf of any Business Employee.

(e) There has not been in the past three years and there is not presently pending or, to the Knowledge of the Purchased Companies, threatened any strike, slowdown, unfair labor practice charge, walkout, work stoppage, picketing, lockout or any similar labor action involving any Business Employees. There are no labor organizations, works councils or trade unions representing or purporting to represent any Business Employees and, to the Knowledge of the Purchased Companies, there are no union organizing activities, related employer or successor rights applications or other efforts to establish a labor organization, works council or trade union in progress or threatened involving any Business Employees.

(f) During the past three years (i) no current or former Service Provider has engaged in (and there have been no allegations that any such Person has engaged in) harassment, discrimination or similar misconduct of any nature, or breach of any policy of any Purchased Company relating to the foregoing, or any other similar act, in each case, which would reasonably be expected to result in an Action against any Purchased Company or against any Management Employee or other employee with a title of Senior Vice President or above; (ii) no such allegation is or has been pending or, to the Knowledge of the Purchased Companies, is threatened; nor (iii) has any such allegation been investigated, settled or subject to an out-of-court or pre-litigation arrangement or the subject of any Action against or involving any Purchased Company and/or such Person and none is reasonably anticipated.

(g) Section 4.17(g) of the Company Disclosure Letter sets forth (i) an accurate and complete list of the names, titles, hire dates, service recognition dates, annual base salary or hourly wage rates, as applicable, accrued vacation, sick leave and paid time off balance, commission, bonus or other cash incentive opportunity and any contractual notice of termination or severance entitlement of all Business Employees as of the Effective Date, including their principal work location, leave status and treatment by the Purchased Companies as exempt or non-exempt from the application of state, provincial and/or federal wage and hour laws applicable to employees, and indicating whether any Business Employee is on a work visa as of the Effective Date, and (ii) an accurate and complete list of the names, 2021 compensation as of August 16, 2021 and location of all non-employee Service Providers; provided, however, that no earlier than ten Business Days prior to the Closing Date and no later than the Closing Date, the Company will provide to Purchaser updated versions of such lists setting forth the foregoing information for all then-current Service Providers. The employment of all Business Employees is terminable at the will of the applicable Purchased Company or otherwise terminable without the incurrence of any Liability other than the requirement to provide minimum statutory notice or pay in lieu of notice and/or statutory severance pay and access to continuing health care pursuant to applicable Law. No Management Employee or other employee with a title of Senior Vice President or above has informed any Purchased Company (whether orally or in writing) of any plan to terminate employment with or services for the applicable Purchased Company and, to the Knowledge of the Purchased Companies, no such Person has any plans to terminate employment with or services for the applicable Purchased Company within the first year following the Closing Date.

(h) No Purchased Company operates or participates in (or has ever operated or participated in) any UK defined benefit pension arrangement, or to the Knowledge of the Purchased Companies and save as would not reasonably be expected to result in any material liability to any of the Purchased Companies, in the last six years been an “associate of” or “connected with” the “employer” (as those words in quotation marks are used in the Pensions Act of 2004 of the United Kingdom, such an arrangement). To the Knowledge of the Purchased Companies, no employee has transferred to any Purchased Company pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006 of the United Kingdom in circumstances where that individual was previously a member of a defined benefit pension arrangement that provided for early retirement benefits.

(i) Except as would not result in any material Liability to any of the Purchased Companies, (i) each Purchased Company has properly classified all Service Providers as employees or non-employees for all relevant purposes (including for purposes of all Employee Benefit Plans); and (ii) without limiting the foregoing, each current or former Service Provider that has been characterized as a consultant or independent contractor and not an employee has been properly characterized as such. No Purchased Company has or would reasonably be expected to have any material Liability, including under or on account of any Employee Benefit Plan, arising out of the hiring or retention of Persons to provide services to any Purchased Company and treating such Persons as consultants or independent contractors and not as employees of such Purchased Company.

(j) To the Knowledge of the Purchased Companies, no Business Employee is in violation of any term of any employment agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such Business Employee to be employed by any Purchased Company because of the nature of the business conducted or presently proposed to be conducted by such Purchased Company or to the use of trade secrets or proprietary information of others.

(k) No Purchased Company is operating or has operated or allowed access to any physical workplace in violation of any regulation, order or directive issued or declared by applicable Governmental Authorities or public health agencies in connection with COVID-19. The Purchased Companies have promptly and thoroughly investigated all relevant occupational health and safety issues and complaints related to COVID-19. With respect to each known occupational health and safety issue or complaint related to COVID-19, the Purchased Companies have taken prompt corrective action to rectify the same and to prevent the spread of COVID-19 within the workplace.

(l) In the past three years, (i) no Purchased Company has effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any Purchased Company and (iii) no Purchased Company has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable Law.

Section 4.18 Environmental Matters

(a) Except for matters that would not reasonably be expected to result in a material Liability to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the business of the Purchased Companies, taken as a whole, in substantially the manner currently conducted:

(i) each of the Purchased Companies possesses all Environmental Permits required by applicable Environmental Laws and is, and has been for the past three years, in compliance with all Environmental Permits held by such Purchased Company;

(ii) each of the Purchased Companies is, and has been for the past three years, in compliance with all Environmental Laws;

(iii) no Purchased Company has received in the past one-year period any written notice asserting that such Purchased Company is not in compliance with any Environmental Laws or any Environmental Permit held by such Purchased Company (other than written notices with respect to matters that have been settled, dismissed, paid or otherwise resolved without ongoing obligations or costs prior to the Effective Date);

(iv) no Purchased Company has entered into or is subject to any outstanding Order under any Environmental Law regarding its business or any Leased Real Property;

(v) to the Knowledge of the Purchased Companies, there have been no Releases of, or exposure to, any Hazardous Substances at any Leased Real Property (including any structures or facilities located thereon) in a manner that requires investigation or remediation under any Environmental Law or that may otherwise result in Liability or obligation of any Purchased Company; and

(vi) no Action arising under any Environmental Law is pending or, to the Knowledge of the Purchased Companies, threatened against any Purchased Company.

(b) Notwithstanding any other representations and warranties contained in this Article IV, the representations and warranties contained in this Section 4.18 are the sole and exclusive representations and warranties regarding matters arising under Environmental Laws or Environmental Permits.

Section 4.19 Insurance. Section 4.19 of the Company Disclosure Letter sets forth a true and correct list of all of the material insurance policies maintained by the Purchased Companies as of the Effective Date, other than Employee Benefit Plans (the “Insurance Policies”). All Insurance Policies maintained by the Purchased Companies are in full force and effect and all premiums due and payable thereon have been paid, and no Purchased Company is in breach or default of any Insurance Policy. Other than claims made in the ordinary course, there are no pending claims under any such Insurance Policies, including any claims for loss or damage to the properties, Assets or business of the Purchased Companies. There is no claim by any Purchased Company pending under any of such Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies or in respect of which such underwriters have reserved their rights. To the Knowledge of the Company, such Insurance Policies are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Purchased Companies. No Purchased Company has received any notice of termination, cancellation, denial of coverage or reservation of rights with respect to any Insurance Policy maintained by any Purchased Company or any material claim made pursuant to any Insurance Policy, and the Company has no Knowledge of any actual or threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such Insurance Policies.

Section 4.20 Affiliate Transactions. Except for employment relationships and compensation, benefits, and travel advances in the ordinary course of business, no Purchased Company is party to any Affiliate Arrangement. None of the Purchased Companies, nor any Related Person, has any material financial interest in any Person (other than a Purchased Company) which is a material customer, vendor, partner, landlord or competitor of any Purchased Company.

Section 4.21 Brokers. Except for Qatalyst Partners LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Purchased Company.

Section 4.22 Disclaimer of Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article IV (as modified by the Company Disclosure Letter), neither the Company nor any other Person has made, makes or will be deemed to make any other representation or warranty of any kind whatsoever (express or implied, written or oral, at Law or in equity) on behalf of the Company or any of its Affiliates regarding the Purchased Companies, the business of the Purchased Companies, the Purchased Equity or the Transactions, and the Company hereby disclaims all other representations and warranties of any kind whatsoever, express or implied, written or oral, at Law or in equity. Except for the representations and warranties expressly set forth in this Article IV (as modified by the Company Disclosure Letter), the Company hereby disclaims all Liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Purchaser or any of Purchaser’s Affiliates or any Representatives of Purchaser or any of its Affiliates, including omissions therefrom. Except for the representations and warranties expressly set forth in this Article IV (as modified by the Company Disclosure Letter), the condition of the Assets of the Purchased Companies shall be “as is” and “where is” and the Company makes no warranty of merchantability, suitability, fitness for a particular purpose or quality with respect to any of the Assets of any Purchased Company or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent. Without limiting the foregoing, except for the representations and warranties expressly set forth in this Article IV (as modified by the Company Disclosure Letter), the Company makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at Law or in equity, to Purchaser or any of its Affiliates or any Representatives of Purchaser or any of its Affiliates regarding the success, profitability or value of the Purchased Companies, the Purchased Equity or the business of the Purchased Companies.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser SEC Documents filed by Purchaser with the SEC since September 8, 2021, and prior to the date of this Agreement (but without giving effect to any amendment to any such document filed on or after the date of this Agreement), other than any information, factors or risks that are predictive, cautionary or forward-looking in nature or information contained under the captions “Risk Factors” or “Forward-Looking Statements” (it being understood that this clause shall not be applicable to Section 5.5 or the first sentence of Section 5.7), Purchaser represents and warrants to the Sellers and the Company as of the date hereof and as of the Closing Date as follows:

Section 5.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to carry on its businesses as it is now being conducted. Purchaser is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of its business or the ownership of its Assets makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a Purchaser Material Adverse Effect or to impair, prevent or materially delay the ability of Purchaser to enter into and perform its obligations under this Agreement or consummate the Transactions.

Section 5.2 Authorization; Validity and Execution. Purchaser has all corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which Purchaser is a party, and the consummation of the Transactions, have been duly and validly authorized by Purchaser. This Agreement has been duly executed by Purchaser, and each Ancillary Agreement to be executed by Purchaser will be on or prior to the Closing Date duly executed and delivered by Purchaser and, assuming the due execution of this Agreement by the Sellers, the Sellers’ Representative and the Company, and the due execution of the Ancillary Agreements by the parties thereto, this Agreement and the Ancillary Agreements are or will be when executed a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their terms, subject to the Bankruptcy and Equity Exception.

Section 5.3 Consents and Approvals; No Violations. The execution by Purchaser of this Agreement and the Ancillary Agreements, and the consummation by Purchaser of the Transactions will not (a) violate the provisions of any Organizational Document of Purchaser or (b) assuming compliance with the matters referred to in Section 5.4, violate in any material respect any Law of any Governmental Authority by which Purchaser is bound, in each case, except as would not reasonably be expected to have a Purchaser Material Adverse Effect or otherwise interfere with, prevent or materially delay the ability of Purchaser to enter into and perform its obligations under this Agreement and the Ancillary Agreements or consummate the Transactions.

Section 5.4 Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Transactions require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than (a) compliance with any requirements of applicable Antitrust Laws, (b) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws and the rules of Nasdaq in connection with the issuance and listing on Nasdaq of the shares of Purchaser Stock issuable in the Mergers and (c) any such action or filing the absence of which or failure of which to be made or obtained would not reasonably be expected to have a Purchaser Material Adverse Effect or to impair, prevent or materially delay the ability of Purchaser to enter into and perform its obligations under this Agreement or consummate the Transactions. Purchaser is not a “foreign person”, as defined at 31 C.F.R. § 800.224.

Section 5.5 Capitalization. The authorized Capital Stock of Purchaser consists of 750,000,000 shares of Purchaser Stock, of which, as of the close of business on August 31, 2021, 273,091,929 shares were issued and outstanding, and 1,344,918 shares of preferred stock, par value $0.01 per share, of which, as of the date hereof, no shares were issued and outstanding. As of the close of business on August 31, 2021, (a) 203,369,197 shares of Purchaser Stock were held in Purchaser’s treasury, (b) 1,050,916 shares of Purchaser Stock were reserved for issuance under Purchaser’s Employee Stock Purchase Plan, (c) options to acquire 2,141,148 shares of Purchaser Stock were outstanding pursuant to Purchaser’s 2005 Equity Incentive Plan (the “Purchaser Equity Incentive Plan”) and (d) 4,570,129 restricted stock units covering Purchaser Stock were outstanding pursuant to the Purchaser Equity Incentive Plan. All of the issued and outstanding Capital Stock of Purchaser has been duly authorized and validly issued and is fully paid and nonassessable, is not subject to any preemptive or subscription rights and was not issued in violation of any preemptive or subscription rights.

Section 5.6 Purchaser SEC Documents; Financial Statements

(a) All statements, reports, schedules, forms and other documents (including exhibits and all information incorporated by reference) required to have been filed by Purchaser with the SEC (the “Purchaser SEC Documents”) since January 1, 2018, have been so filed on a timely basis. A true and complete copy of each Purchaser SEC Document is available on the website maintained by the SEC at http://www.sec.gov, other than portions in respect of which confidential treatment was granted by the SEC. As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, then on the date of such later filing), each of the Purchaser SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Purchaser SEC Documents.

(b) The consolidated financial statements (collectively, the “Purchaser Financial Statements”) included or incorporated by reference into Purchaser SEC Documents (including the notes thereto) have been prepared in accordance with GAAP, consistently applied throughout the periods presented, and fairly present in all material respects, the combined financial condition and combined results of operations of Purchaser as of the respective dates or for the respective time periods set forth therein.

(c) Neither Purchaser nor any of its Subsidiaries have any Liabilities that would be required to be reflected or reserved against in a balance sheet prepared in accordance with GAAP except for Liabilities (i) as reflected, disclosed or reserved against in the Purchaser Financial Statements (including the notes thereto), (ii) incurred in the ordinary course of business consistent with past practice since July 31, 2021 (excluding Liabilities for breach, non-performance or default), (iii) arising under this Agreement or otherwise incurred since July 31, 2021 pursuant to or in connection with this Agreement or the Transactions, or (iv) that would not have a Purchaser Material Adverse Effect.

Section 5.7 Absence of Certain Changes or Events. During the period beginning on July 31, 2021 and ending on the Effective Date, there has not been any Event which has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. During the period beginning on July 31, 2021 and ending on the Effective Date, none of Purchaser or any of its Subsidiaries has (a) acquired (by merger, consolidation, acquisition of stock or assets or otherwise) all or substantially all the assets or stock of any business or any Person, (b) sold, leased, licensed, assigned, abandoned or transferred any material assets owned by Purchaser or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice, or (c) entered into any new material business lines.

Section 5.8 Valid Issuance. All shares of Purchaser Stock to be issued to the Sellers in connection with the Transactions will be, when issued in accordance with the terms of this Agreement, (a) duly authorized, validly issued, fully paid and non-assessable and (b) issued in compliance in all material respects with applicable securities Laws and other applicable Laws.

Section 5.9 Compliance with Applicable Laws. Purchaser and its Subsidiaries are in compliance with all Laws applicable to Purchaser and its Subsidiaries, except for such non-compliance that has not had, and would not reasonably be expected to result in, a Purchaser Material Adverse Effect.

Section 5.10 Intellectual Property; Information Technology; Privacy.

(a) Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, during the period from January 1, 2020 through and including the Effective Date, no claim has been received by Purchaser from any third party (i) contesting the validity, enforceability or ownership of any of the Intellectual Property owned, or purported to be owned, by Purchaser or any of its Subsidiaries, or (ii) alleging that the operation of the business of Purchaser and its Subsidiaries infringes, misappropriates or otherwise violates any third-party Intellectual Property, and in the case of preceding clauses (i) and (ii), to Purchaser’s knowledge, no such claims are threatened in writing. Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, during the period from January 1, 2020 through and including the Effective Date, neither Purchaser nor any of its Subsidiaries has infringed upon, misappropriated or otherwise violated any third-party Intellectual Property.

(b) Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, Purchaser and its Subsidiaries are in compliance in all material respects with, and no Action is pending or, to Purchaser’s knowledge, threatened in writing against Purchaser or any of its Subsidiaries alleging that any use, disclosure, or processing of Personal Data by Purchaser or any of its Subsidiaries is in violation of, (i) applicable Privacy Laws, (ii) any information security and data privacy statements in Purchaser’s or any of its Subsidiaries’ applicable privacy policies, and (iii) all contractual obligations of Purchaser or any of its Subsidiaries relating to data privacy and security.

(c) Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, the computers, software, hardware, servers, websites, workstations, routers, hubs, switches, data communications lines, firmware, networks and all other information technology equipment owned, leased or licensed by Purchaser and its Subsidiaries (the “Purchaser IT Systems”) (i) are sufficient in all material respects for the current operations of Purchaser and its Subsidiaries, (ii) have not malfunctioned or failed in the last three years, in any material respect, and (iii) do not contain any Malicious Code. Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, Purchaser has implemented and maintains commercially reasonable measures designed to protect the integrity and security of the Purchaser IT Systems under the control of Purchaser and its Subsidiaries, as well as commercially reasonable data backup and continuity, system redundancy and disaster avoidance and recovery procedures. Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, there has not been in the last three years any breach of the Purchaser IT Systems under the control of Purchaser or any of its Subsidiaries resulting in the unauthorized access, use, disclosure, modification, destruction or encryption of any Personal Data or Proprietary Information contained therein (including, but not limited to, any event that would give rise to a breach or incident for which notification by Purchaser or any of its Subsidiaries to individuals and/or Governmental Authorities is required under any applicable Law, code of conduct or contractual obligation to which Purchaser or any of its Subsidiaries is a party).

Section 5.11 Litigation. There are no (a) outstanding Orders to which Purchaser is subject that would reasonably be expected to have a Purchaser Material Adverse Effect or to impair, prevent or materially delay the ability of Purchaser to enter into and perform its obligations under this Agreement or consummate the Transactions; or (b) Actions pending or, to the knowledge of Purchaser, threatened against Purchaser that would reasonably be expected to have a Purchaser Material Adverse Effect or to impair, prevent or materially delay the ability of Purchaser to enter into and perform its obligations under this Agreement or consummate the Transactions.

Section 5.12 Financial Capability. Purchaser will have at the Closing sufficient funds available to it (including cash on hand, available lines of credit and other sources of immediately available funds) necessary and sufficient to permit Purchaser to consummate each of the Transactions and to pay all amounts required to be paid by it pursuant to Article I in connection with the consummation of the Transactions.

Section 5.13 Brokers. Other than Morgan Stanley & Co. LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

Section 5.14 Acknowledgements. Purchaser acknowledges and agrees that it has completed such inquiries and investigations as it has deemed appropriate into, and, based thereon, has formed an independent judgment concerning, the Purchased Companies, the Purchased Equity and the business of the Purchased Companies. Purchaser further acknowledges and agrees that (x) the only representations and warranties made by the Sellers and the Company are the representations and warranties expressly set forth in Article III and Article IV (as modified by the Company Disclosure Letter), respectively, and Purchaser has not relied upon any other express or implied representations, warranties or other projections, forecasts, estimates, appraisals, statements, promises, advice, data or information made, communicated or furnished by or on behalf of the Sellers, the Company or any of their respective Affiliates, any Representatives of the Sellers, the Company or any of their respective Affiliates or any other Person, including any projections, forecasts, estimates, appraisals, statements, promises, advice, data or information made, communicated or furnished by or through management presentations, data rooms (electronic or otherwise) or other due diligence information, and that Purchaser will not have any right or remedy arising out of any such representation, warranty or other protections, forecasts, estimates, appraisals, statements, promises, advice, data or information and (y) any claims Purchaser may have for breach of any representation or warranty will be based solely on the representations and warranties of the Sellers and the Company expressly set forth in Article III and Article IV (as modified by the Company Disclosure Letter).

ARTICLE VI

COVENANTS

Section 6.1 Conduct of the Business

(a) Except (1) as expressly provided by this Agreement, (2) as set forth in Section 6.1(b) of the Company Disclosure Letter, (3) for COVID-19 Actions, or (4) with the prior written consent of Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), between the Effective Date and the earlier of (A) the termination of this Agreement in accordance with Article XI, and (B) the Closing (the “Pre-Closing Period”), the Company will, and will cause its Subsidiaries to, conduct its and their business in all material respects in the ordinary course, consistent with past practice, and use its and their commercially reasonable efforts to (y) preserve intact its present business organization, and (z) maintain existing relationships with its customers, material suppliers and others having material business relationships with any Purchased Company, in each case consistent with past practice.

(b) Without limiting the generality of Section 6.1(a), and except (1) as otherwise expressly provided in this Agreement, (2) as set forth in Section 6.1(b) of the Company Disclosure Letter, (3) for COVID-19 Actions, or (4) with the prior written consent of Purchaser (which consent will not be unreasonably withheld, conditioned or delayed, during the Pre-Closing Period, the Company will not, and will not permit any Purchased Company to:

(i) sell, pledge, dispose of, grant, transfer, lease, sublease, license, guarantee, encumber or authorize the sale, pledge, disposition, grant, transfer, lease, sublease, license, guarantee or encumbrance of or on any material Assets of a Purchased Company (excluding the Owned IP, provision for which is made in Section 6.1(b)(viii)), other than any dividend or intercompany loan of cash from a Purchased Company or any sale of inventory (including any finished goods or work-in-process) or obsolete equipment in the ordinary course of business consistent with past practices;

(ii) acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any Person or any division thereof or any assets for consideration in excess of $5,000,000;

(iii) issue, sell, transfer, pledge, dispose of, split, combine, reclassify, redeem, repurchase, acquire (directly or indirectly) or encumber any Capital Stock of any Purchased Company (including any rights or options to acquire any Capital Stock thereof) or issue any equity-based interests pursuant to any phantom equity plan;

(iv) (A) change its financial accounting principles, methods or policies, except as required by a change in GAAP or any applicable Law, (B) change any annual Tax accounting period, (C) make, change or revoke any material Tax election (including, for the avoidance of doubt, any entity classification election) or material method of Tax accounting, (D) file any amended material Tax Return, (E) settle or compromise any Tax Proceeding in respect of material Taxes, (F) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) or file any request for rulings or special Tax incentives with any Taxing Authority, (G) surrender any refund of material Taxes, (H) consent to extension or waiver of the statute of limitations period applicable to any material Tax Proceeding or Tax assessment or (I) fail to file any material Tax Return or pay any material Taxes when due (taking into account any applicable extension of time within which to file);

(v) except as required (1) to comply with applicable Law, (2) by the terms of any Employee Benefit Plan in effect on the Effective Date, or (3) by the terms of any other Contract of the Purchased Companies in effect on the Effective Date, the existence of which Contract does not constitute a breach of any representation, warranty or covenant in this Agreement: (A) adopt, enter into, amend or terminate any Employee Benefit Plan or any plan, policy, program, agreement, or arrangement that would have been an Employee Benefit Plan had it been in effect on the date hereof, (B) increase the compensation or benefits of any Service Provider, including authorizing or paying any new bonus program (other than increases in base compensation not in excess of five percent and in the ordinary course of business consistent with past practice, including increases in connection with the Acquired Companies’ promotion cycle in the ordinary course of business consistent with past practice), (C) accelerate the vesting or payment of any compensation or benefits to any Service Provider, whether or not under an Employee Benefit Plan, or (D) terminate (other than for cause), hire or promote any Management Employee or any other employee with a title of Senior Vice President or above or materially change the key management structure of any Purchased Company;

(vi) adopt, enter into, engage in negotiations for, terminate or amend any collective bargaining agreement;

(vii) materially amend or modify or terminate (partially or completely), or enter into any agreement to materially amend or modify or terminate (partially or completely), any of the Material Contracts or Leases or enter into any Contract that if in effect on the Effective Date would be a Material Contract or Lease, in each case, except in the ordinary course of business consistent with past practice and other than termination of Material Contracts or Leases in accordance with their natural expiration pursuant to their terms as in effect on the Effective Date; provided, that, notwithstanding the foregoing, in no event shall any Purchased Company amend, modify or enter into any Contract (A) that is or would constitute a Material Contract under Sections Section 4.10(a)(iv), Section 4.10(a)(v) or Section 4.10(a)(xxi) or (B) that would constitute a Material Contract if such Contract would expressly bind Purchaser or its Subsidiaries (other than any of the Purchased Companies) following the Closing; provided, that, for clarity, this clause (vii) shall not apply to Employee Benefit Plans which are covered by clause (v) above;

(viii) grant any rights to sell, transfer or otherwise make available any Owned IP, other than non-exclusive licenses to Company Products granted in the ordinary course of business consistent with past practice;

(ix) (A) fail to maintain, or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any Owned Registered IP, other than in the ordinary course of business consistent with past practice regarding Owned Registered IP that is not material to the conduct of the business of any Purchased Company or (B) intentionally disclose or intentionally fail to maintain any material trade secrets included in the Owned IP;

(x) enter into any settlement, or offer or propose to enter into any settlement, except for settlements that (A) are in the ordinary course of business, (B) are in amounts, individually and in the aggregate, up to $5,000,000, and (C) do not involve any material non-monetary obligations;

(xi) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Purchased Company;

(xii) amend any Organizational Document of any Purchased Company;

(xiii) incur any capital expenditures or any obligations or Liabilities in respect thereof, except for (A) those capital expenditures set forth in the capital expenditures budget of the Purchased Companies previously made available to Purchaser or (B) any unbudgeted capital expenditures not to exceed $2,500,000 individually or $5,000,000 in the aggregate;

(xiv) enter into any new line of business outside its existing business as of the date of this Agreement that would be material to the Purchased Companies, taken as a whole; or

(xv) agree, in writing or otherwise, to take any of the foregoing actions.

Section 6.2 Access and Notices.

(a) The Company will, and will cause its Subsidiaries to (i) provide Purchaser and its Representatives with reasonable access, prior to the Closing Date, to the properties, personnel and books and records of the Purchased Companies during normal working hours and upon reasonable advance notice and (ii) furnish to Purchaser and its Representatives such financial and operating data and other information, in each case, that is currently in existence or prepared by the Company or its Subsidiaries in the ordinary course of business consistent with past practice and relating to the Company or its Subsidiaries as such Persons may reasonably request; provided, however, that Purchaser will not unreasonably disrupt the personnel and operations of the Purchased Companies; provided, further, that (A) nothing herein will require any Person to provide any information regarding the Purchased Companies in any other format than that which is currently in existence or prepared by the Company or its Subsidiaries in the ordinary course of business consistent with past practice or otherwise to manipulate or reconfigure any data; (B) nothing herein will require any Person to provide Purchaser with access to information or copies of documents to the extent (1) access to such documents or information would give rise to a material risk of causing a waiver of any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information, (2) any applicable Law or Contract requires the Company or such Subsidiary to restrict or otherwise prohibit access to such documents or information or (3) access to a Contract to which the Company or any Subsidiary is a party or otherwise bound would cause such Person to be in breach of, or give a third party the right to terminate or accelerate the rights under, such Contract; (C) nothing herein will require any Person to provide Purchaser with access to or copies of any information that relates to any businesses or operations of the Sellers or their respective Affiliates other than the business of, or to the extent related to the business of, the Purchased Companies; and (D) nothing contained herein will permit Purchaser to conduct any soil, sediment, groundwater, surface water, air, building material or other intrusive sampling; provided that with respect to clause (B), the Purchased Companies will use commercially reasonable efforts to provide alternative access to any such documents in such a way that complies with applicable Law and does not impose any adverse effect on the business of the Purchased Companies. All requests for access will be made to such Representatives of the Company as the Sellers’ Representative will designate, who will be solely responsible for coordinating all such requests and access thereunder. Notwithstanding the foregoing, prior to the Closing, Purchaser and

Purchaser’s Representatives will not contact or in any other manner communicate with the employees, customers and suppliers of the Purchased Companies in connection with the Transactions, except following prior consultation with and written (including via email) approval from the Sellers’ Representative or its Representatives or designees. Notwithstanding the foregoing or any other provision in this Agreement, none of Purchaser, any Affiliate of Purchaser or any Representative of Purchaser will be entitled to review or have access to any Tax Return of the Sellers or any of their respective Affiliates (other than the Purchased Companies) or any work papers related thereto, other than those portions or excerpts thereof (or a pro forma Tax Return) relating solely to the Purchased Companies.

(b) During the Pre-Closing Period, the Company will notify Purchaser promptly, and in any event with five Business Days, of:

(i) learning of the commencement of (x) any Action involving a Purchased Company, or any director, officer or employee of a Purchased Company (in such capacity), or (y) any investigation involving an alleged failure by a Purchased Company, or any director, officer or employee of a Purchased Company (in such capacity), to comply with applicable Law;

(ii) receipt by the Company of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(iii) receipt by the Company of any notice or other communication from any Governmental Authority (x) delivered in connection with the Transactions or (y) indicating that a Permit has been revoked or is about to be revoked or that a Permit is required in any jurisdiction in which such Permit has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to have a Material Adverse Effect;

(iv) learning of any material inaccuracy in or breach of any representation, warranty or covenant contained in this Agreement; provided, that any failure to provide notice under this Section 6.2(b) shall not be considered with respect to the satisfaction of the condition set forth in Section 8.2(b) unless such failure to provide notice pursuant to this Section 6.2(b) was knowing and intentional; and

(v) learning of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article VIII impossible or reasonably unlikely.

Section 6.3 Efforts to Close; Antitrust Clearance

(a) In addition to the actions specifically provided for elsewhere in this Agreement or in any Ancillary Agreement, the Sellers, the Company and Purchaser will cooperate with each other and use (and will cause their respective Affiliates, including in the case of the Company, the other Purchased Companies, to use) their reasonable best efforts, prior to, at and after the Closing Date, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations, including delivering all required notices and obtaining all required consents and approvals of third parties including Governmental Authorities, to consummate and make effective the Transactions as promptly as reasonably practicable; provided, however, that (i) none of the Sellers, the Purchased Companies or any of their respective Affiliates will be required to make any payments, incur any Liability, or offer or grant any accommodation (financial or otherwise) to any third party in connection with obtaining any consent, approval or waiver unless required by the express terms of any such Contract and (ii) none of the Sellers, the Purchased Companies or any of their respective Affiliates will be required to, and shall not without the prior written consent of Purchaser, offer or agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Closing any assets, licenses, operations, rights, product lines, business or interests therein of such Seller, Purchased Company or any of its Affiliates or agree to make any changes to or restriction on, or other impairment of such Seller’s, Purchased Company’s or its Affiliates’ ability to own, operate or exercise rights in respect of, such assets, licenses, operations, rights, product lines, business or interests therein, unless such commitments are conditioned on the occurrence of the Closing.

(b) The Sellers, the Company and Purchaser will comply fully with all applicable notification, reporting and other requirements of applicable Law and Governmental Authorities. The Sellers, the Company and Purchaser will, and will cause their respective Affiliates to (i) as promptly as practicable (and in relation to a filing under the HSR Act, no later than three Business Days after the Effective Date or by such later date agreed to by the Sellers’ Representative and Purchaser), file the required notifications with the appropriate Governmental Authorities pursuant to and in compliance with applicable Antitrust Laws, and (ii) make other filings with the appropriate Governmental Authorities as are required under other applicable Antitrust Laws as soon as reasonably practicable after the Effective Date. The Sellers, the Company and Purchaser will, and will cause their respective Affiliates to, file as soon as practicable, any additional information reasonably requested by any Governmental Authority. Purchaser will pay the filing fees related to compliance with Antitrust Laws.

(c) Purchaser will use its reasonable best efforts to take any and all necessary steps to eliminate impediments under any Antitrust Law that are at any time asserted by any Governmental Authority with respect to the Transactions so as to permit such transactions to be consummated as promptly as practicable (and in any event no later than the Initial Outside Date). In the event of any Action (instituted or threatened to be instituted) challenging the Transactions as violative of any applicable Antitrust Laws, Purchaser will use its reasonable best efforts to settle, vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that delays, prohibits, prevents, or restricts consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal unless, by mutual agreement, Purchaser and the Sellers’ Representative decide that litigation or resolution by means of settlement is not in their respective best interests. Notwithstanding the foregoing, in no event will Purchaser be required pursuant to this

Section 6.3(c) to offer or agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber, before or after the Closing, any assets, licenses, operations, rights, product lines, business or interests therein of Purchaser or any of its Affiliates (including, after the Closing, any Purchased Company) or agree to make any changes to or restriction on, or other impairment of Purchaser’s or its Affiliates’ (including, after the Closing, any Purchased Company’s) ability to own, operate or exercise rights in respect of, such assets, licenses, operations, rights, product lines, business or interests therein.

(d) The Sellers, the Company and Purchaser will cooperate in connection with the antitrust defense of the Transactions in any investigation or litigation by, or negotiations with, any Governmental Authority or other Person relating to the Transactions or regulatory filings under applicable Antitrust Laws; provided, Purchaser shall make all strategic and tactical decisions, following consultation with the Company and consideration in good faith of the Company’s views, as to the manner in which to obtain from any Governmental Authority under any applicable Antitrust Laws, any actions or non-actions, consents, approvals, authorizations, clearances or orders required to be obtained by Purchaser or the Company or any of their respective Affiliates in connection with the consummation of the Transactions. Without limiting the foregoing and subject to applicable legal limitations and the instructions of any Governmental Authority, each of the Sellers, the Company and Purchaser agrees to (i) cooperate and consult with each other, (ii) furnish to the other such necessary information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) keep each other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other material communications received by such Party from, or given by such Party to, any Governmental Authority with respect to the Transactions, (iv) permit the other to review and incorporate the other’s reasonable comments in any material communication to be given by it to any Governmental Authority with respect to obtaining the necessary approvals for the Transactions, and (v) not to participate in any material meeting or discussion, either in person, by telephone or virtually, with any Governmental Authority in connection with the Transactions unless, to the extent not prohibited by such Governmental Authority, it gives the other the opportunity to attend and observe. The Sellers, the Company and Purchaser agree not to enter into any agreement with any Governmental Authority to delay, or otherwise not to consummate as soon as practicable, any of the Transactions except with the prior written consent of the Sellers’ Representative or Purchaser, as the case may be, which consent may not be unreasonably withheld.

(e) During the Pre-Closing Period, none of the Company, any Seller, or Purchaser will, and each such Person will cause such Person’s Affiliates not to, except as contemplated by this Agreement or with the prior written consent of the other Parties, (i) commit to or consummate any transaction or (ii) take any action other than in the ordinary course of business, in each case which is intended to or which would reasonably be expected to materially delay or otherwise materially and adversely affect the ability of any of the Parties to obtain prompt approval or clearance for the Transactions by a Governmental Authority under any Antitrust Law.

Section 6.4 Registration Rights. Purchaser, the Company and each Seller agree to take the actions and to be subject to the provisions set forth on Schedule 6.4, the entirety of which is incorporated herein by reference.

Section 6.5 Nasdaq Listing. Prior to the Closing, Purchaser will file a Notification of Listing of Additional Shares (or such other form as may be required by Nasdaq) with Nasdaq with respect to the shares of Purchaser Stock to be issued in connection with the Transactions and those required to be reserved for issuance in connection with the Transactions and will use reasonable best efforts to cause such shares to be approved for listing before the Closing Date.

Section 6.6 Confidentiality

(a) Purchaser and the Company acknowledge and agree to continue to be bound by that certain Mutual Nondisclosure and Nonuse Agreement, dated December 15, 2020, by and between the Company and Purchaser (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Each Seller agrees that such Seller shall be bound by the terms and subject to the conditions of the Confidentiality Agreement during the Pre-Closing Period as if such Seller was a party to the Confidentiality Agreement and a Recipient of Confidential Information (each as defined in the Confidentiality Agreement) thereunder. Effective upon the Closing and without any action by any Party, Purchaser’s obligations under the Confidentiality Agreement will terminate with respect to Confidential Information (as defined in the Confidentiality Agreement) to the extent related solely to the Purchased Companies; provided, however, that Purchaser acknowledges that any and all Confidential Information provided to it by the Sellers, the Purchased Companies, their respective Affiliates or any of their respective Representatives will, to the extent concerning the Sellers or any of their respective Affiliates (other than the Purchased Companies), survive the Closing and continue in accordance with the terms of the Confidentiality Agreement.

(b) As a result of the ownership of the Capital Stock of the Purchased Companies and/or service as an employee, officer or director of the Purchased Companies (as applicable) and in connection with the negotiation of this Agreement and contemplation of the consummation of the Transactions, each Seller has had access to (i) confidential or proprietary information and materials of the Purchased Companies (collectively, the “Company Confidential Information”) and (ii) confidential or proprietary information and materials of Purchaser and its Affiliates (collectively, the “Purchaser Confidential Information”). The Sellers’ Representative and each Seller, on behalf of such Seller and its Affiliates, agrees that, from and after the Closing, unless such Person first secures the written consent of Purchaser (which consent will not be unreasonably withheld or delayed), such Person shall not use for himself, itself or anyone else, and shall not disclose to others, any Company Confidential Information or Purchaser Confidential Information, except to the extent such disclosure is required by applicable Law in a proceeding (in which event each such Person shall comply with the terms of Section 6.6(c)). Notwithstanding anything in the foregoing to the contrary, the foregoing will not prevent (A) disclosure or use of such information that is or becomes publicly known through no fault of Seller or its Affiliates or Representatives, including the Sellers’ Representative, (B) disclosure or use of such information, in each case, as is reasonably necessary in connection with any Tax Return filed by such Seller or such Seller’s Affiliates or (C) disclosure or use of such information, in each case, as is reasonably necessary for such Seller’s (1) performance, enforcement or defense of any rights or obligations hereunder or under any Ancillary Agreement to which such Seller is party or (2) duties as an employee or consultant of Purchaser or any of its Subsidiaries.

(c) In the event that the Sellers’ Representative or a Seller or any of its Affiliates is requested pursuant to or required by applicable Law (including by deposition, interrogatories, subpoenas, civil investigative demand or similar process), in connection with any proceeding, to disclose any Company Confidential Information or Purchaser Confidential Information, such Seller or Affiliate will give Purchaser prompt written notice of such request or requirement so that Purchaser may seek an appropriate protective order or other remedy or waive compliance with the provisions of Section 6.6(b), and will reasonably cooperate with Purchaser to obtain such protective order upon Purchaser’s request and at Purchaser’s expense. If, in the absence of a protective order or the receipt of a waiver hereunder, the Sellers’ Representative or Seller (for itself or on behalf of any of its Affiliates), as applicable, is nonetheless required to disclose Company Confidential Information or Purchaser Confidential Information to or at the direction of any Governmental Authority, such Person may disclose only that portion of such Company Confidential Information or Purchaser Confidential Information, as applicable, that such Person is advised by counsel is reasonably necessary to properly respond to the applicable requirement and will exercise commercially reasonable efforts (at Purchaser’s expense) to obtain assurances that confidential treatment will be accorded to the Company Confidential Information and Purchaser Confidential Information so disclosed.

Section 6.7 Further Assurances. From and after the Closing, as and when requested by any Party, each Party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, at the requesting Party’s expense, all such further or other actions, as such other Party may reasonably deem necessary or desirable to consummate and give effect to the Transactions, including the Equity Purchase.

Section 6.8 Publicity. The Parties agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in the form mutually agreed upon by Purchaser and the Company. None of Purchaser, the Company or any Seller shall, and each Party shall direct each of its Representatives and cause each of its Affiliates (and each of their respective Representatives) not to, directly or indirectly, (a) issue any press release or other public statement relating to the terms of this Agreement or the Transactions or (b) refer to any other Party directly or indirectly in any media interview (written or otherwise), advertisement, news release, press release or professional or trade publication, whether or not in response to an inquiry, without the prior written approval of the other Party (not to be unreasonably withheld, conditioned or delayed), unless to the extent required by applicable Law, in which case such Party shall advise the other Party of any such requirement and the

Parties shall use reasonable best efforts to cause a mutually agreeable press release or other public statement to be issued. Notwithstanding anything herein, (i) each of the Parties and their Affiliates may issue press releases or make public announcements (including in any media interview (written or otherwise), advertisement, news release, press release or professional or trade publication) concerning the Transactions that are consistent with previous press releases or public announcements made by Purchaser or the Company in compliance with this Section 6.8 and (ii) Purchaser may make public statements with respect to the anticipated effect of this Agreement and the Transactions on Purchaser’s business and its financial projections, in each case to investors, analysts and financing sources, including on its periodic earnings calls, in any “road show,” and in any public disclosure as Purchaser may reasonably determine is required by the SEC, FINRA or other Governmental Authority.

Section 6.9 Business Records; Cooperation. Subject to applicable Law, for a period of seven years after the Closing, Purchaser will, upon reasonable request: (a) afford the Sellers and their respective Affiliates and their respective Representatives reasonable access, during normal business hours and upon reasonable advance notice, to the books and records of the Purchased Companies that are possessed by Purchaser immediately following the Closing and relate to the business of the Purchased Companies and (b) permit such Persons to examine and copy such books and records to the extent reasonably requested by such Person, in each case (i) in connection with Tax matters (including financial and Tax audits and Tax contests) and third party litigation and (ii) at the requesting Person’s sole cost and expense; provided that none of the foregoing shall require Purchaser to provide access or otherwise disclose any information if such access or disclosure would reasonably be expected to result in the violation of any applicable confidentiality restrictions, the loss of attorney client, work product or other privilege or the violation of applicable Law. Other than as required by applicable Law, Purchaser will not knowingly destroy or dispose of, or permit the destruction or disposal of, any such books and records for a period of seven years after the Closing without the prior written consent of the Sellers’ Representative. For the avoidance of doubt, this Section 6.9 will not apply in the event of any threatened or actual Action between Purchaser or any of its Affiliates, on the one hand, and any Seller or its Affiliates, on the other hand.

Section 6.10 Intercompany Accounts. Except as set forth in Section 6.10 of the Company Disclosure Letter, on or prior to the Closing Date, the Company will cause all Affiliate Arrangements to be settled (irrespective of the terms of payment) or terminated and canceled without any further Liability to, or obligation of, the Purchased Companies, from and after the Closing. The Company will provide evidence of such termination and cancellation, in form and substance reasonably acceptable to Purchaser, prior to the Closing Date.

Section 6.11 Expenses. All costs and expenses incurred in connection with this Agreement and the Transactions will be paid by the Party incurring such costs and expenses, whether or not the Transactions are consummated, except as otherwise expressly provided in this Agreement.

Section 6.12 Release.

(a) Effective as of the Closing, each Seller, on behalf of himself or itself and each of his or its Seller Associated Parties (the “Seller Releasors”), hereby irrevocably and unconditionally releases, acquits and forever discharges (i) the Purchased Companies, (ii) Purchaser, (iii) each of Purchaser’s past or present Subsidiaries and (iv) the successors and past, present and future assigns, directors, managers, officers, employees, equity holders and partners of the entities identified in clauses “(i)” through “(iii)” of this clause “(a)” (each a “Purchaser Releasee” and, collectively, the “Purchaser Releasees”), of and from any and all Actions, causes of action, damages, accounts, Liabilities and obligations (including attorneys’ fees), whether known or unknown, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, absolute or contingent, direct or derivative, in each case which arise out of, are based upon or are connected with facts or events occurring or in existence at or prior to the Closing (each, a “Seller Released Claim”); provided, however, that in no event shall the foregoing release apply (i) with respect to any obligations of any Purchaser Releasee set forth in this Agreement or in any Ancillary Agreement, (ii) in the case of Fraud (other than Fraud by a Purchased Company), (iii) with respect to any right of such Seller Releasor to indemnification, reimbursement, contribution, payment or advancement of related expenses, in each case, arising under (A) applicable Law, (B) the Organizational Documents of a Purchased Company as in effect on the Effective Date or (C) any insurance policy of a Purchased Company or proceeds thereunder, or (iv) with respect to claims that cannot be released as a matter of applicable Law (each a “Seller Excluded Claim”).

(b) Each Seller represents and warrants, on a several and not joint basis, solely on behalf of such Seller and each of his or its Seller Associated Parties, that (i) such Seller Releasor has not assigned, transferred, conveyed or otherwise disposed of any Seller Released Claim against any of the Purchaser Releasees, and, to such Seller’s knowledge, no other Person has any interest in any of the Seller Released Claims released pursuant to Section 6.12(a) and (ii) no authorization, instruction, consent or approval of any Person is required to be obtained by such Seller or, to such Seller’s knowledge, any of his or its Seller Associated Parties, in connection with the release of the Seller Released Claims hereunder.

(c) Each Seller, on behalf of such Seller and each of his or its Seller Associated Parties, hereby irrevocably and unconditionally waives and relinquishes any rights and benefits with respect to the Seller Released Claims that any Seller Releasor may have under any statute or common law principle in any jurisdiction which provides that a general release does not extend to claims which the creditor or releasing party does not know or suspect to exist in such creditor’s or releasing party’s favor at the time of executing the release that, if known by such creditor or releasing party, would reasonably have materially affected his or her settlement with the debtor or released party. Each Seller understands and acknowledges (for such Seller and each of his or its Seller Associated Parties) that such Seller may discover facts different from, or in addition to, those which such Seller knows or believes to be true with respect to the claims released herein, and agrees that (i) it is the intention of such Seller (on behalf of such Seller and each of his or its Seller Associated Parties) to fully, finally and forever waive, release and relinquish all Seller Released Claims against any Purchaser Releasee (specifically excluding any Seller Excluded Claims) and (ii) the releases contained in this Agreement shall be and remain effective in all respects notwithstanding any subsequent discovery of different or additional facts.

(d) For purposes of this Section 6.12, the term “Seller Associated Party” means, with respect to a Seller: (i) such Seller’s predecessors, successors, executors, administrators, trusts, spouse, heirs, estate and Affiliates; (ii) such Seller’s past, present and future assigns; (iii) each Person that such Seller has the power to bind (by such Seller’s acts or signature or over which such Seller directly or indirectly exercises control); (iv) each Person of which such Seller owns, directly or indirectly, at least a majority of the outstanding equity, beneficial, proprietary, ownership or voting interests; and (v) any other Person claiming by, through or under any of the foregoing, other than, in each case, the Purchased Companies.

Section 6.13 Indemnification of Directors and Officers

(a) For a period of six years following the Effective Time, the Purchased Companies shall, and Purchaser shall cause the Purchased Companies to, cause their respective Organizational Documents to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable as the indemnification, advancement of expenses and exculpation provisions contained in the respective Organizational Documents of the Purchased Companies immediately prior to the Effective Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any respect except as and to the extent required by applicable Law.

(b) Prior to the Closing, the Company will purchase and obtain, at Purchaser’s sole cost and expense, a six-year “tail” prepaid policy on the existing policy of the Company’s directors’ and officers’ liability insurance (the “Tail Policy”), covering claims arising from facts or events that occurred at or prior to the Effective Time. The Tail Policy will cover each current or former manager, director and officer of the Purchased Companies, and any person who becomes a manager, director or officer of the Purchased Companies, prior to the Effective Time in an amount and scope at least as favorable as the Company’s existing policies. Purchaser agrees to maintain, or cause to be maintained, the Tail Policy in full force and effect, and to continue to honor the obligations thereunder during the term thereof, provided that Purchaser will not be obligated to pay in excess of 200% of the amount paid by the Company for coverage for its last full fiscal year.

(c) The current and former directors, officers, employees and agents of each Purchased Company entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.13 are intended to be third-party beneficiaries of this Section 6.13. This Section 6.13 will survive the consummation of the Transactions and will be binding on all successors and assigns of Purchaser.

(d) If Purchaser, any Purchased Company or any of their respective successors or assigns, proposes to (i) consolidate with or merge into any other Person and Purchaser or such Purchased Company (as applicable) will not be the continuing or surviving corporation or entity in such proposed transaction, or (ii) transfer all or substantially all of its properties and Assets to any Person, then, and in each case, proper provision will be made prior to or concurrently with the consummation of such transaction so that the successors and assigns of Purchaser or such Purchased Company, as the case may be, will, from and after the consummation of such transaction, honor the indemnification and other obligations set forth in this Section 6.13.

Section 6.14 Disclaimer.

(a) Purchaser hereby agrees and acknowledges that, except as expressly set forth in Article III and Article IV, none of the Sellers, the Company or any other Person (including any equityholder, member, or Representative of any of the foregoing, whether in any individual, corporate or any other capacity) makes any representation or warranty, express or implied, at law or in equity and any such other representations or warranties are hereby expressly disclaimed. Purchaser hereby agrees and acknowledges that, notwithstanding anything to the contrary herein, (i) none of the Sellers, the Company or any other Person (including any equityholder, member, or Representative of any of the foregoing, whether in any individual, corporate or any other capacity) shall be deemed to make to Purchaser any representation or warranty other than as expressly made by such Person in this Agreement and (ii) except as expressly set forth in Article III and Article IV, none of the Sellers, the Company or any other Person (including any equityholder, member, or Representative of any of the foregoing, whether in any individual, corporate or any other capacity) makes any representation or warranty to Purchaser with respect to (A) any projections, estimates or budgets heretofore delivered to or made available to Purchaser or its counsel, accountants or advisors of future revenues, expenses or expenditures or future results of operations of the Purchased Companies or (B) any other information or documents (financial or otherwise) made available to Purchaser or its counsel, accountants or advisors with respect to any Seller or any Purchased Company of the business of the Purchased Companies. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III AND ARTICLE IV, PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT (X) PURCHASER IS ACQUIRING THE PURCHASED COMPANIES ON AN “AS IS, WHERE IS” BASIS AND (Y) NONE OF THE COMPANY, ANY SELLER OR ANY OTHER PERSON (INCLUDING ANY EQUITYHOLDER, MEMBER, OFFICER, DIRECTOR, EMPLOYEE OR AGENT OF ANY OF THE FOREGOING, WHETHER IN ANY INDIVIDUAL, CORPORATE OR ANY OTHER CAPACITY) IS MAKING, AND, EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III AND ARTICLE IV, PURCHASER IS NOT RELYING ON, ANY REPRESENTATIONS, WARRANTIES, OR OTHER STATEMENTS OF ANY KIND WHATSOEVER, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING ANY OF THE PURCHASED COMPANIES, THIS AGREEMENT OR THE TRANSACTIONS, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO (OR OTHERWISE ACQUIRED BY) PURCHASER OR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, ADVISERS, AGENTS OR REPRESENTATIVES.

(b) The Company, each Seller and the Sellers’ Representative hereby agree and acknowledge that, except as expressly set forth in Article V of this Agreement, neither Purchaser nor any other Person (including any equityholder, member, or Representative of Purchaser, whether in any individual, corporate or any other capacity) makes any representation or warranty, express or implied, at law or in equity and any such other representations or warranties are hereby expressly disclaimed. The Company, each Seller and the Sellers’ Representative hereby agree and acknowledge that, notwithstanding anything to the contrary herein, (i) neither Purchaser nor any other Person (including any equityholder, member, or Representative of Purchaser, whether in any individual, corporate or any other capacity) shall be deemed to make to the Company, any Seller, the Sellers’ Representative or any other Person any representation or warranty other than as expressly made by Purchaser in Article V of this Agreement and (ii) except as expressly set forth in Article V of this Agreement, neither Purchaser nor any other Person (including any equityholder, member, or Representative of Purchaser, whether in any individual, corporate or any other capacity) makes any representation or warranty to the Company, any Seller, the Sellers’ Representative or any other Person with respect to (A) any projections, estimates or budgets heretofore delivered to or made available to any such Person or its counsel, accountants, advisors or Representatives of future revenues, expenses or expenditures or future results of operations of Purchaser or any of its Subsidiaries or (B) any other information or documents (financial or otherwise) made available to any such Person or its counsel, accountants, advisors or Representatives with respect to Purchaser or any Subsidiary of Purchaser or the business of any of the foregoing Persons.

Section 6.15 No-Shop.

(a) Prior to the Closing, neither the Company nor any Seller will, and the Company and each Seller will cause such Person’s respective Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate, seek, or knowingly encourage or facilitate, or take any action to solicit, initiate, seek, or knowingly encourage or facilitate, any inquiries, proposals or communications relating to, or the making of any submission, proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person (other than Purchaser and its Representatives), (iii) provide to any Person (other than Purchaser and its Representatives) any information that the Company or such Seller believes or should reasonably know would be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal, or take any other action regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iv) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Acquisition Proposal or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal or any matter related thereto to the vote of the holders of Capital Stock of the Company, (vi) amend or grant any waiver or release under any standstill or similar agreement with respect to any Capital Stock of any Purchased Company or (vii) resolve, propose or agree to do any of the foregoing.

(b) The Company and the Sellers will, and the Company and each Seller will cause such Person’s respective Affiliates and Representatives to, cease immediately all existing activities, discussions or negotiations, if any, with any Person conducted prior to the Effective Date with respect to any Acquisition Proposal. Promptly following the execution of this Agreement, the Company shall deliver written notices to request the return or destruction of all confidential information to all Persons (except for Purchaser) with such return or destroy obligations under non-disclosure or similar agreements (except for such non-disclosure or similar agreements that do not relate to a potential Acquisition Proposal, financing of any Purchased Company or similar transaction).

(c) During the Pre-Closing Period, the Company shall promptly (and in any event within one Business Day from the receipt thereof) provide Purchaser with: (i) a description of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Proposal, or any request for information that would reasonably be expected to be used for the purposes of formulating any inquiry, proposal or offer regarding a possible Acquisition Proposal, that is received by any Purchased Company, Seller or any Representatives of any Purchased Company or Seller from any Person (other than Purchaser), including in such description the identity of the Person from which such expression of interest, inquiry, proposal, offer or request for information was received (the “Other Interested Party”) and (ii) a copy of each written communication and a summary of each other communication transmitted on behalf of the Other Interested Party or any of the Other Interested Party’s Representatives to any Purchased Company, Seller or any Representatives of any Purchased Company or Seller or transmitted on behalf of any Purchased Company, Seller or any Representatives of any Purchased Company or Seller to the Other Interested Party or any of the Other Interested Party’s Representatives, in each case, relating to a possible Acquisition Proposal. Thereafter, during the Pre-Closing Period, the Company shall keep Purchaser reasonably informed, on a reasonably prompt basis, of the status and terms of any such expression of interest, inquiry, proposal, offer or request for information (including any amendments thereto) and the status of any such discussions or negotiations.

Section 6.16 Financing Cooperation.

(a) During the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to, and use its commercially reasonable efforts to cause its employees, officers, managers and directors to, provide customary cooperation that is reasonably requested by Purchaser in connection with the financing (the “Financing”) obtained or to be obtained by Purchaser for the purpose of financing the Transactions (it being understood that the receipt or availability of any funds or any such financing is not a condition to the consummation of the Transactions), including by:

(i) timely furnishing, or causing to be furnished, to Purchaser (x) unaudited consolidated balance sheets and related consolidated statements of operations and comprehensive income, statements of members’ equity and statements of cash flows for the Purchased Companies (prepared in accordance with GAAP, in each case, subject to normal year-end adjustments and absence of footnotes) for each fiscal quarter ended on a date that is after June 30, 2021 and at least 61 days before the Closing Date and (y) such other financial and other pertinent information regarding the Purchased Companies as may be reasonably requested by Purchaser to consummate or syndicate any Financing;

(ii) using commercially reasonable efforts to assist Purchaser in the preparation of any pro forma financial information, it being understood that the preparation, content and accuracy of such pro forma financial information shall be Purchaser’s responsibility;

(iii) using commercially reasonable efforts to cause the Purchased Companies’ independent accountants, as reasonably requested by Purchaser, to consent to the use of their audit reports on the financial statements of the Purchased Companies in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or the Exchange Act in connection with the Financing and to provide any “comfort letters” (including drafts thereof which such accountants are prepared to issue at the time of pricing and at closing of any offering or placement of the Financing) necessary and reasonably requested by Purchaser in connection with any debt capital markets transaction comprising a part of the Financing; and

(iv) providing, and using commercially reasonable efforts to cause each Seller to provide, at least four Business Days prior to the Closing Date a customary beneficial ownership certificate to the extent required by committed underwriters of any Financing and any other such documentation and other information regarding the Purchased Companies and the Sellers necessary for such financing sources to comply with applicable “beneficial ownership”, “know your customer” and anti-money laundering rules and regulations including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and the requirements of 31 C.F.R § 1010.230, in each case to the extent requested by Purchaser at least ten Business Days prior to the anticipated Closing Date.

provided, however, that: (A) no such cooperation shall be required to the extent it would (1) unreasonably disrupt the conduct of the Purchased Companies’ business, (2) require the Purchased Companies or Sellers to incur any fees, expenses or other liability prior to the Closing for which they are not promptly reimbursed or simultaneously indemnified, (3) be reasonably expected to cause any manager, director, officer or employee of the Purchased Companies or any Seller to incur any personal liability, (4)

require the Company, any Seller or the Sellers’ Representative to waive or amend any terms of this Agreement or other contractual obligation, (5) require the Company, any Seller or the Sellers’ Representative to take or permit the taking of any action that would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without lapse of time, or both) under, any of their respective Organizational Documents (as in effect as of the date hereof), or any applicable Law, or (6) require any Purchased Company or Seller to provide any information for which disclosure is subject to binding confidentiality requirements, prohibited or restricted by applicable Law or which is legally privileged (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of Law or to allow for such access or disclosure to the maximum extent that does not result in a loss of such legal privilege); and (B) in no event will any Seller, any Purchased Company or any Persons who are managers, directors or officers of any Purchased Company or any Seller, be required to (1) pass resolutions or consents to approve or authorize the Financing or (2) execute any credit or security documentation or any other definitive agreement (other than customary authorization letters) or provide any indemnity, in each case of this clause (B), prior to the Closing; provided, further, that in no event shall the Company’s breach of any obligations in this Section 6.16 be considered in determining the satisfaction of the condition set forth in Section 8.2(b) unless (x) the Company shall not have attempted in good faith to comply with such obligation in this Section 6.16 and (y) such breach is the primary cause of Purchaser being unable to obtain the proceeds of the Financing prior to the Closing.

(b) Purchaser shall indemnify and hold harmless the Company, its Subsidiaries and the Sellers, and their respective Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the Financing and any information utilized in connection therewith, except in the event such liabilities or losses arose out of or result from the willful misconduct, intentional misrepresentation, gross negligence, or bad faith of the Company, any of its Subsidiaries, any Seller or any of their respective Representatives (collectively, the “Indemnity Exceptions”). Purchaser shall, promptly upon request by the Company, reimburse the Company, its Subsidiaries and each Seller for all reasonable and documented out-of-pocket costs actually incurred by such Person (including those of such Person’s Representatives) in connection with taking action required or requested by Purchaser pursuant to this Section 6.16, other than those arising out of or resulting from the Indemnity Exceptions. For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 6.16 represent the sole obligation of the Company, its Subsidiaries, the Sellers and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing and no other provision of this Agreement (including the Exhibits and the Company Disclosure Letter) shall be deemed to expand or modify such obligations.

(c) Purchaser and the Company acknowledge and agree that any entity that will or has committed to provide or arrange, or otherwise has entered into or will enter into agreements with Purchaser or any of its Affiliates in connection with, the Financing, together with their respective Affiliates and Representatives, shall be Purchaser’s “Representative” under and for purposes of the Confidentiality Agreement.

Section 6.17 R&W Policy. If Purchaser obtains any representation and warranty insurance policy or policies with respect to the representations and warranties of the Sellers and the Company contained herein, such policy or policies will provide that each insurer thereunder waives any subrogation rights it might have against the Sellers, the Company, their respective Affiliates, and each individual who was a director, manager, trustee, employee, agent or Representative of any of the foregoing except in the case of Fraud, and such subrogation provision will not be amended in any manner adverse to any of the foregoing without the prior written consent of the Sellers’ Representative.

Section 6.18 Specified Closing Matters. During the Pre-Closing Period, the Company shall take the actions set forth on Schedule 6.18.

Section 6.19 Section 16 Matters. Prior to the Closing, Purchaser will take all such steps as may be required (to the extent permitted under applicable Law) to cause any acquisitions of Purchaser Stock resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Purchaser to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VII

EMPLOYMENT MATTERS

Section 7.1 Continuity of Employment

(a) With respect to each Business Employee who is employed by a Purchased Company as of immediately prior to the Closing and remains employed by Purchaser or one of its Subsidiaries (including a Purchased Company) following the Closing (each, a “Continuing Employee”), for a period ending on the earlier of December 31, 2022 and 12 months following the Closing Date (or, if shorter, during a Continuing Employee’s period of employment), Purchaser will, and will cause its Subsidiaries to, provide to such Continuing Employee a base salary rate or base hourly wage rate that, in each case, is no less than the base salary rate or base hourly wage rate in effect for such Continuing Employee immediately prior to the Closing Date.

(b) Nothing in this Article VII will limit the Liabilities and obligations of Purchaser and the Company under applicable Law or any applicable Contract.

Section 7.2 Employee Benefit Plans Generally

(a) For a period ending on the earlier of December 31, 2022 and 12 months following the Closing Date (or, if shorter, during a Continuing Employee’s period of employment), Purchaser will provide, or will cause its Subsidiaries to provide, to Continuing Employees defined contribution (401(k)) retirement (other than the nonelective contribution), health and welfare benefits (excluding defined benefit pension benefits, retiree medical benefits, transaction or retention bonuses and equity-based compensation) that are no less favorable in the aggregate than either (as determined by Purchaser) those provided to such Continuing Employees as of immediately prior to Closing or those provided to similarly situated employees of Purchaser from time to time.

(b) Purchaser will credit, or will cause its Subsidiaries to credit, all Continuing Employees for their service with any Purchased Company or any of their respective Affiliates (and any predecessors) immediately prior to the Closing Date for purposes of eligibility and vesting (other than with respect to equity-based awards granted following the Closing Date) under Purchaser’s or its Subsidiaries’ employee benefit plans in which Continuing Employees participate after the Closing (collectively, “Purchaser Plans”), and to determine benefits under any Purchaser Plan that is a vacation, paid time off or severance policy or program where length of service is relevant (but not, for the avoidance of doubt, for purposes of benefit accruals under any defined benefit pension plan), in each case, to the same extent as such service was credited under the comparable Employee Benefit Plans immediately prior to Closing Date and for any other purpose required by applicable Law; provided, however, that the foregoing will not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(c) Purchaser will use commercially reasonable efforts to cause all Continuing Employees (and their eligible dependents) to be eligible to participate in a Purchaser Plan that is a group health plan without being subject to any eligibility waiting periods or any restrictions or limitations for pre-existing conditions, except to the extent any such person has not satisfied any corresponding applicable waiting period or such restrictions or limitations applicable to such Person under the comparable Employee Benefit Plans immediately prior to the Closing.

Section 7.3 401(k) Plan. Unless Purchaser directs the Company otherwise in writing no later than five Business Days prior to the Effective Time, the Purchased Companies shall take actions necessary to terminate, effective at least one day prior to the Closing Date, any Employee Benefit Plan that is intended to be qualified under Section 401(k) of the Code (each, a “401(k) Plan”). Prior to the Closing Date, the Company shall provide Purchaser with executed resolutions of the Company Board of Managers (a) effecting such termination, (b) providing for the contribution and allocation of the non-elective contribution amount accrued on the books of the Company for the plan year which includes the Closing Date (which such amount, for the avoidance of doubt, will not be a Transaction Expense), and (c) providing for the amendment of any such 401(k) Plan to the extent necessary to comply with all applicable Laws as of the termination date. Purchaser shall be entitled to advanced review and approval of the resolutions effecting the termination, providing for the contribution and allocation of the non-elective contribution, and providing for any required amendment of any 401(k) Plan, which review and approval shall not be unreasonably withheld or delayed.

Section 7.4 Communications. Prior to the Closing, the Company shall not (and the Company shall ensure that none of the Purchased Companies nor any Representative thereof) issue any formal or informal written or verbal communication (including any electronic communication) regarding post-Closing employee benefit plans and compensation in connection with this Agreement or the Transactions (collectively, “Employment Matters” and any such communications regarding Employment Matters, “Employment Communications”) without the prior written approval of Purchaser (including approval via electronic communication) (with such approval not to be unreasonably withheld, conditioned or delayed); provided, that the Company (and the other Purchased Companies and Representatives thereof) may issue Employment Communications (whether written, verbal or electronic) without Purchaser’s prior approval if such Employment Communications (a) are not intended for mass distribution to Business Employees (i.e., distribution to more than five percent of the total number of Business Employees) and (b) are consistent with (i) the mutually agreed-upon approach to communications between the Parties relating to Employment Matters or (ii) prior press releases, public announcements, public statements or other public disclosures made by the Parties in compliance with this Agreement.

Section 7.5 Cooperation. Subject to applicable Law, during the period commencing on the date of this Agreement and ending on the Closing Date, the Purchased Companies shall promptly provide Purchaser with information related to the Service Providers and Employee Benefit Plans that is reasonably requested by Purchaser and necessary or desirable for Purchaser to fulfill its obligations under this Article VII or otherwise integrate the Service Providers and Employee Benefit Plans into a combined business with Purchaser at or following the Closing, including but not limited to, providing Purchaser with copies of or access to Form I-9s for all present Business Employees, vacation accruals and paid time off balances for Business Employees, reporting structures for Business Employees (and other Business Employee organization charts), and other documentation and information regarding Employee Benefit Plans.

Section 7.6 Retention Pool.

(a) Following the Closing, Purchaser will establish a retention pool (the “Retention Pool”) in an aggregate amount equal to the sum of $200,000,000 plus the Assumed Award Value that will be granted to certain Continuing Employees (collectively, “Eligible Participants”) in the form of restricted stock units of Purchaser (“Purchaser RSUs”), which Purchaser RSUs will be granted following the Closing in accordance with Purchaser’s regular grant practices (and in no event later than 60 days following the Closing Date).

(b) The portion of the Retention Pool equal to the Assumed Award Value (such portion of the Retention Pool the “Assumed Award Pool”) will be allocated among certain of the Eligible Participants as communicated in writing by the Company to Purchaser no later than five Business Days prior to the Closing (which such allocation will be (i) made after reasonable consultation with Purchaser and the Company’s good faith consideration of any comments of Purchaser and (ii) consistent in all material respects with the Agreed Bonus Allocation (as defined on Schedule 7.6(b)), and subject to such vesting and other terms and conditions set forth on Schedule 7.6(b).

(c) $200,000,000 of the Retention Pool (such portion of the Retention Pool the “Fixed Retention Pool”) will be allocated among certain of the Eligible Participants as set forth on Schedule 7.6(c) with the remainder of the Fixed Retention Pool allocated among certain Eligible Participants in such amounts as determined by Purchaser, in each case after reasonable consultation with the Sellers’ Representative, and subject to such vesting and other terms and conditions as set forth on Schedule 7.6(c).

(d) For purposes of the Fixed Retention Pool, the value of any Purchaser RSUs will be determined based on the closing price of a share of Purchaser Stock on Nasdaq on the grant date and rounding down to the nearest whole share. For purposes of the Assumed Award Pool, the value of any Purchaser RSUs will be determined based on the Purchaser Stock Price and rounding down to the nearest whole share.

(e) Purchaser, the Company, and the Sellers’ Representative shall use their commercially reasonable efforts to take the actions set forth in clause (i) of Schedule 7.6(b).

Section 7.7 Transaction Bonuses. As soon as administratively practicable following the Closing (but no later than the second regular payroll period immediately following the Closing), the Company, through its payroll system and less applicable Tax withholding, will pay the Transaction Bonuses (as defined on Schedule 7.7) to the Business Employees and in the allocated amounts communicated in writing by the Company to Purchaser no later than five Business Days prior to the Closing, which allocated amounts will be (a) determined after reasonable consultation with Purchaser and the Company’s good faith consideration of any comments of Purchaser and (b) consistent in all material respects with the Agreed Bonus Allocation.

Section 7.8 Treatment of Phantom Equity Plan. Within thirty (30) days prior to the Closing, and in any event effective no later than immediately prior to the Closing, the Company shall (a) take all necessary or desirable actions, including adopting resolutions and providing any required notices and obtaining any required consents (in each case, if any), to terminate and liquidate the Phantom Equity Plan and all award agreements and Phantom Share Awards thereunder (together with any other agreements, methods, programs and arrangements required to be treated with such Phantom Equity Plan and award agreements thereunder as a single plan under Treasury Regulation Section 409A-1(c)(2)) in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such that no Person has any further right or interest thereunder or therein from and after the Closing (other than the right to receive the Phantom Equity Payments, as applicable, in accordance with this Section 7.8), and (b) use commercially reasonable efforts to obtain from each Person entitled to any Phantom Equity Payment (as defined below) an executed release and waiver of claims with respect to such Person’s Phantom Share Award(s) and the Phantom Equity Plan in a form approved by Purchaser, which approval shall not be unreasonably conditioned, delayed or withheld. All obligations arising under or in connection with the Phantom Equity Plan (or any outstanding Phantom Share Award thereunder) shall, subject to applicable Tax withholdings and deductions, be paid in full to the individuals and in approximately the amounts set forth on Section 7.8 of the Company Disclosure Letter (which Section 7.8 of the Company Disclosure Letter shall be updated by the Sellers’ Representative to include the final amounts no later than one day prior to the Closing Date) (the “Phantom Equity Payments”) as soon as administratively practicable following the Closing (but no later than the second regular payroll period immediately following the Closing) through a Purchased Company’s payroll system. Any notices, resolutions, consents and other written materials contemplated by this Section 7.8 shall be subject to Purchaser’s advance review and approval, which shall not be unreasonably conditioned, delayed or withheld.

Section 7.9 No Third Party Rights. The Company and Purchaser acknowledge and agree that all provisions contained in this Agreement are included for the sole benefit of the respective Parties hereto. Nothing in this Agreement shall, or shall be construed so as to: (a) prevent or restrict in any way the right of Purchaser or its Affiliates to terminate, reassign, promote or demote any Service Provider (or to cause any of the foregoing actions) at any time, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, compensation, benefits or terms of service of any such Service Providers; (b) create any third-party rights in any such current or former Service Provider (or any beneficiaries or dependents thereof); (c) constitute an amendment or modification of any Employee Benefit Plan; or (d) obligate any Purchased Company, Purchaser or any Affiliates thereof to adopt or maintain any Employee Benefit Plan or other compensatory or benefits arrangement at any time after the Closing or prevent any Purchased Company, Purchaser or any Affiliates thereof from modifying or terminating any Employee Benefit Plan or any other compensatory or benefits arrangement at any time after the Closing.

Section 7.10 Code Section 280G. If any Person who is, with respect to any Purchased Company or any of its Affiliates, a “disqualified individual” (within the meaning of Section 280G of the Code) (each, a “Disqualified Individual”), has received or may receive any payment(s) and/or benefit(s) that could reasonably be expected to constitute “parachute payments” (within the meaning of Section 280G of the Code) in connection with the transactions contemplated by this Agreement, then as soon as reasonably practicable following the date of this Agreement, but in no event less than five (5) Business Days prior to the Effective Time, the Company shall (a) obtain and deliver to Purchaser, prior to the initiation of the stockholder approval procedure under clause (b), a waiver, in a form reviewed and approved by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed), from each Disqualified Individual of such Disqualified Individual’s rights to all such payments or benefits applicable to such Disqualified Individual (the “Waived Parachute Payments”) so that all remaining payments and/or benefits applicable to such Disqualified Individual shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code) and (c) as soon as practicable following delivery of such waivers to Purchaser, prepare and distribute to its equity holders a disclosure statement providing adequate disclosure (within the meaning of Section 280G of the Code) of all potential “parachute payments” and submit to the equity holders of the Company for approval (in a manner reasonably satisfactory to Purchaser) by such number of equity holders, in a manner that meets the requirements of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that Purchaser and the Company reasonably determine may separately or in the aggregate, constitute “parachute payments,” such that, if approved by the requisite majority of equity holders of the Company, such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code (the foregoing actions, a “Section 280G

Vote”). Prior to the Closing, if a Section 280G Vote is required, the Company shall deliver to Purchaser evidence reasonably satisfactory to Purchaser, (i) that a Section 280G Vote was solicited in conformance with Section 280G of the Code, and the requisite Company Stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Company Stockholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the waivers described in clause (a) of the preceding sentence, such “parachute payments” shall not be made or provided. The form of the waiver, the disclosure statement, any other materials to be submitted to the equity holders of the Company in connection with the Section 280G Vote and the calculations related to the foregoing shall be subject to advance review and approval by Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 Mutual Conditions. The respective obligations of Purchaser and each Seller to consummate the Transactions will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which (to the extent permitted by applicable Law) may be waived, in whole or in part, by a writing executed by Purchaser and each of the Sellers:

(a) No Prohibition. No Order enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction shall be in effect which restrains, enjoins or otherwise prohibits or prevents the consummation of the Transactions on the terms contemplated herein, and no applicable Law shall have been enacted or be deemed applicable to the Transactions that makes illegal consummation of the Transactions or restrains, enjoins or otherwise prohibits or prevents the consummation of the Transactions on the terms contemplated herein (each, a “Closing Legal Impediment”).

(b) Antitrust Approvals. All required filings shall have been made, applicable waiting periods (and extensions thereof, including pursuant to a timing agreement with a Governmental Authority) shall have expired or been terminated, and required approvals obtained pursuant to or in connection with applicable Antitrust Laws.

(c) No Proceedings. No proceeding shall be pending with, or proposed by, any Governmental Authority against Purchaser, any Seller or any Purchased Company (or any of their respective Affiliates) that could result in the issuance of any Order that would cause the conditions set forth in Section 8.1(b) to not be satisfied.

(d) Prospectus Supplement. The Prospectus Supplement shall be effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect.

Section 8.2 Conditions to Purchaser’s Obligations. The obligation of Purchaser to consummate the Transactions is conditioned upon the satisfaction or waiver by Purchaser in writing, at or prior to the Closing, of the following conditions:

(a) Representations and Warranties

(i) The representations and warranties set forth in Article IV (other than the representations and warranties of the Company contained in Section 4.1 (Organization, Existence and Good Standing), Section 4.2 (Authorization, Validity and Execution), Section 4.5 (Capitalization) and Section 4.21 (Brokers)), without giving effect to materiality, Material Adverse Effect or similar qualifications (other than in the first sentence of Section 4.7), shall be true and correct in all respects as of the Effective Date and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except for representations and warranties that speak as of a specific date prior to the Effective Date or the Closing Date, as applicable, in which case such representations and warranties need only be true and correct as of such specified date), in each case except to the extent the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) The representations and warranties of the Sellers contained in Article III and the representations and warranties of the Company contained in Section 4.1 (Organization, Existence and Good Standing), Section 4.2 (Authorization, Validity and Execution), and Section 4.21 (Brokers) shall be true and correct in all material respects as of the Effective Date and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except for representations and warranties that speak as of a specific date prior to the Effective Date or the Closing Date, as applicable, in which case such representations and warranties need only be true and correct in all material respects as of such specified date).

(iii) The representations and warranties of the Company contained in Section 4.5 (Capitalization) shall have been true and correct in all respects, except for de minimis inaccuracies, as of the Effective Date and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date.

(b) Covenants. The Sellers and the Company shall have performed, and complied with, in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c) Sellers Officer’s Certificate. The Sellers shall have delivered to Purchaser a certificate dated as of the Closing Date signed by the Sellers’ Representative, in form and substance reasonably acceptable to Purchaser, to the effect that each of the conditions set forth in Section 8.2(a) (with respect to the representations and warranties of the Sellers) and Section 8.2(b) (with respect to the covenants required to be performed by the Sellers) has been satisfied.

(d) Company Officer’s Certificate. The Company shall have delivered to Purchaser a certificate dated as of the Closing Date signed by an authorized officer of the Company, in form and substance reasonably acceptable to Purchaser, to the effect that each of the conditions set forth in Section 8.2(a) (with respect to the representations and warranties of the Company) and Section 8.2(b) (with respect to the covenants required to be performed by the Company) has been satisfied.

(e) Closing Deliveries. The Sellers shall have delivered, or caused to be delivered, to Purchaser the items and documents set forth in Section 2.2(a).

(f) No Material Adverse Effect. No Event shall have occurred since the Effective Date that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) Litigation. There shall not be pending by any Governmental Authority any Action that seeks to restrain, enjoin, prohibit, prevent or otherwise make illegal the consummation of the Transactions on the terms contemplated herein.

Section 8.3 Conditions to the Sellers’ Obligations. The obligation of the Sellers to consummate the Transactions is conditioned upon the satisfaction or waiver in writing by each Seller, at or prior to the Closing, of the following conditions:

(a) Representations and Warranties

(i) The representations and warranties set forth in Article V (other than the representations and warranties of Purchaser contained in Section 5.1 (Organization, Existence and Good Standing), Section 5.2 (Authorization, Validity and Execution), Section 5.5 (Capitalization), Section 5.8 (Valid Issuance) and Section 5.13 (Brokers)), without giving effect to materiality, Purchaser Material Adverse Effect or similar qualifications (other than in the first sentence of Section 5.7), shall be true and correct in all respects as of the Effective Date and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except for representations and warranties that speak as of a specific date prior to the Effective Date or the Closing Date, as applicable, in which case such representations and warranties need only be true and correct as of such specified date), in each case except to the extent the failure of such representations and warranties to be true and correct would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(ii) The representations and warranties of Purchaser contained in Section 5.1 (Organization, Existence and Good Standing), Section 5.2 (Authorization, Validity and Execution), Section 5.5 (Capitalization), Section 5.8 (Valid Issuance) and Section 5.13 (Brokers) shall be true and correct in all material respects as of the Effective Date and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except for representations and warranties that speak as of a specific date prior to the Effective Date or the Closing Date, as applicable, in which case such representations and warranties need only be true and correct in all material respects as of such specified date).

(b) Covenants. Purchaser shall have performed, and complied with, in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c) Share Listing. The shares of Purchaser Stock issuable as Closing Stock Consideration shall have been approved for listing on Nasdaq.

(d) Officer’s Certificate. Purchaser shall have delivered to the Sellers’ Representative a certificate, dated as of the Closing Date, signed by an authorized officer of Purchaser, in form and substance reasonably acceptable to the Sellers’ Representative, to the effect that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) has been satisfied.

(e) Closing Deliveries. Purchaser shall have delivered to the Sellers the items and documents set forth in Section 2.2(b); provided, for the avoidance of doubt, that the Closing Payment shall be delivered at the Closing.

(f) No Material Adverse Effect. No Event shall have occurred since the Effective Date that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(g) Agreements. Purchaser shall have received the Restrictive Covenant Agreements, executed by each of Benjamin Chestnut and Daniel Kurzius, each of which shall be in full force and effect.

Section 8.4 Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Transactions or terminating this Agreement and abandoning the Transactions contemplated hereby, on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use commercially reasonable efforts to cause the Closing to occur, as required by Section 6.3 or breach of any provisions of this Agreement.

ARTICLE IX

SURVIVAL

Except in the case of Fraud, none of the representations, warranties, covenants or agreements contained in this Agreement, the Ancillary Agreements or any other agreement or certificate delivered pursuant to this Agreement will survive beyond the Closing, and no claim for breach of any such representation, warranty, covenant or agreement, or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto, and there will be no Liability in respect thereof, whether such Liability has accrued prior to, on or after the Closing.

Notwithstanding the foregoing, any covenant or agreement contained in this Agreement or an Ancillary Agreement which by its terms is to be performed following the Closing shall in respect of performance after Closing survive in accordance with the term of its performance.

ARTICLE X

TAX MATTERS

Section 10.1 Preparation and Filing of Pass-Through Tax Returns. The Sellers will timely prepare and file or will cause to be timely prepared and filed (giving effect to any validly obtained extensions) any Pass-Through Income Tax Return required to be filed by any Purchased Company for any taxable period ending on or before the Closing Date (such Tax Returns, the “Seller Returns”). All such Seller Returns will be prepared and filed in a manner consistent with past practice of the Purchased Companies unless otherwise required by Law. The Sellers will provide a copy of each such Seller Return to the Purchaser for its review and comment at least 30 days prior to the due date thereof, and will reflect all reasonable comments provided by Purchaser in advance of the due date for the filing of such Seller Return relating to matters that could affect the Liability for Taxes of Purchaser or any of its Affiliates (including, after the Closing, any Purchased Company). Notwithstanding the foregoing, the Parties agree that an election under Section 754 of the Code and any corresponding provision of state and local Tax Law shall be made for the Company for the taxable year that includes the Closing Date.

Section 10.2 Transaction Deductions. The Sellers will be entitled to report any deductions relating to the payment of Transaction Expenses and the repayment of any Indebtedness (in each case, as finally determined pursuant to Section 1.4, and excluding any amounts, grants, awards or payments in connection with the Assumed Award Pool) including for this purpose amounts that would have been included in Closing Transaction Expenses or Closing Indebtedness but for their payment by the Sellers or any of their respective Affiliates (including the Purchased Companies) prior to the Reference Time, on the Seller Returns for the Tax period ending on the Closing Date to the extent permitted by Law (at least a “more likely than not” level). To the extent any such deductions (excluding, for the avoidance of doubt, any deductions relating to the Assumed Award Pool or any Purchaser RSUs issued with respect thereto) are instead reported on the income Tax Returns of Purchaser or any Affiliate of Purchaser (including any Purchased Company) for any taxable period or portion thereof beginning after the Closing Date and such deductions result in a reduction in income Taxes otherwise payable by Purchaser and its Affiliates (including the Purchased Companies) or a refund (or credit in lieu) of Taxes of Purchaser and its Affiliates (including the Purchased Companies), in any case, determined on a “with and without” basis (taking into account any additional Taxes imposed as a result of the obtaining and receipt of the relevant Tax reduction, refund or credit) (a “Tax Reduction”), Purchaser will pay to the Sellers an amount equal to such Tax Reduction within 30 days after receipt or realization thereof. For the avoidance of doubt, this Section 10.2 shall not confer upon the Sellers any right of review or access to the Tax Returns and Tax work papers of Purchaser or its Affiliates for any Tax period.

Section 10.3 Amendment of Tax Returns and Other Post-Closing Actions. Unless required by applicable Law, neither the Sellers, on the one hand, nor Purchaser or any of its Affiliates, on the other hand, will (i) except as provided in Section 10.1, file or amend any Pass-Through Income Tax Returns or (ii) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pass-Through Income Tax Return, in each case, unless Purchaser or the applicable Seller has received the prior consent of Purchaser or the Sellers’ Representative, as applicable (such consent not to be unreasonably conditioned, withheld, or delayed), provided, that Purchaser’s consent pursuant to this Section 10.3 shall not be required for the Sellers to amend a Pass-Through Income Tax Return unless such amendment could result in any Liability for Taxes of Purchaser or any of its Affiliates (including, after the Closing, any Purchased Company). Purchaser shall not make an election under Section 338(g) of the Code with respect to its acquisition for U.S. federal income tax purposes of the Purchased Companies without the prior written consent of the Sellers’ Representative. No Party shall file (or cause to be filed) any entity classification election to treat the Company as other than a partnership, or to treat any Subsidiary of the Company (other than any Subsidiary listed in Section 4.15(h) of the Company Disclosure Letter as a corporation as of the date hereof) as other than a disregarded entity, for U.S. federal or applicable state or local income tax purposes for any Tax period (or portion thereof) ending on or prior to the Closing Date.

Section 10.4 Tax Contests

(a) Notice of Tax Proceedings. If any Governmental Authority asserts a Tax claim or initiates or conducts any audit, examination, contest, litigation, or other proceeding in respect of any Purchased Company (a “Tax Proceeding”) relating to a Pass-Through Income Tax Return, then the Party first receiving notice of such Tax Proceeding promptly will provide written notice thereof to the other Parties. Such notice will include a copy of the relevant portion of any correspondence received from the Governmental Authority.

(b) Control of Tax Proceedings. The Sellers’ Representative will have the right to control, at its own expense, any Tax Proceeding in respect of any Pass-Through Income Tax Return; provided, however, that (i) Purchaser will be entitled to participate, at its own expense, in such Tax Proceeding and receive copies of any written materials relating to such Tax Proceeding received from the relevant Governmental Authority and (ii) the Sellers’ Representative will not settle, compromise or abandon any such Tax Proceeding without Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed) if such settlement, compromise or abandonment of such Tax Proceeding could result in any Liability for Taxes of Purchaser or any of its Affiliates (including any Purchased Company). Notwithstanding anything to the contrary in this Agreement or otherwise, with respect to any such Tax Proceeding in respect of any Pass-Through Income Tax Return, the Parties agree to make, or cause to be made, a push-out election under Section 6226 of the Code and the Treasury Regulations promulgated thereunder (and any similar provisions of state or local Law) and all other elections available to ensure that Purchaser and its Affiliates (including for this purpose the Purchased Companies after the Closing) bear no Tax liability with respect to such Tax Proceeding.

Section 10.5 Cooperation. Each Party will, and will cause its Affiliates to, provide to the other Parties such cooperation, documentation and information as any of them reasonably may request in connection with (a) filing any Tax Return, amended Tax Return or claim for refund, or (b) conducting any Tax Proceeding. Notwithstanding the foregoing, no Seller shall have any right hereunder to be provided with any Tax Returns or Tax work papers of Purchaser and its Affiliates (other than to the extent relating solely to the Purchased Companies with respect to the Pre-Closing Tax Period) and Purchaser shall not have any right hereunder to be provided with any personal Tax Returns or Tax work papers of Sellers (other than to the extent relating solely to the Purchased Companies).

Section 10.6 Sales and Transfer Taxes. All sales, use, value-added, business, goods and services, transfer, real estate transfer, documentary, conveyance or similar Taxes that may be imposed as a result of the Transactions (“Transfer Taxes”) will be borne fifty percent (50%) by Purchaser and fifty percent (50%) by the Sellers as a Transaction Expense (as provided in the definition thereof). The party responsible under applicable Law for the filing of any necessary Tax Returns and other documentation with respect to such Taxes shall prepare and file all such Tax Returns and other documentation, and each other party will, and will cause its Affiliates to, cooperate in timely filing all Tax Returns required to be filed with respect to such Taxes.

Section 10.7 Tax Sharing Agreements. Prior to the Closing, all Tax sharing agreements and similar arrangements between (a) any Purchased Company on the one hand, and (b) the Sellers or any of their respective Affiliates (other than a Purchased Company) on the other hand, will be terminated and will have no further effect for any Tax period (whether past, present or future).

Section 10.8 Intended Tax Treatment and Purchase Price Allocation

(a) Intended Tax Treatment. The Parties agree that for U.S. federal (and all applicable state and local) income Tax purposes, Purchaser’s acquisition of the Purchased Equity will be treated in accordance with IRS Revenue Ruling 99-6, Situation 2, as to the Purchaser, as a taxable purchase of all of the assets of the Company (and each Subsidiary thereof that is classified as a disregarded entity for U.S. federal income tax purposes), and, as to the Sellers, as a sale of partnership interests in the Company.

(b) Purchase Price Allocation. The Purchase Price (plus any other amounts required to be taken into account as consideration for U.S. federal income tax purposes) will be allocated among the assets of the Company (and each Subsidiary thereof that is classified as a disregarded entity for U.S. federal income tax purposes) in accordance with Section 1060 of the Code and the applicable Treasury Regulations thereunder and in a manner consistent with the allocation methodology set forth in Section 10.8(b) of the Company Disclosure Letter (the “Allocation Methodology”). Within 120 days following the determination of the Adjustment Amount, the Purchaser will deliver to the Sellers’ Representative a statement setting forth the proposed allocation (the “Proposed Allocation”). If the Sellers’ Representative has any objection to the Proposed Allocation, the Sellers’ Representative will deliver to the Purchaser a statement setting forth its objections and suggested adjustments within twenty days after the delivery of the Proposed Allocation. The Sellers’ Representative and the Purchaser will negotiate in good faith to resolve any such objection. If they do not reach a final resolution within twenty days following the Purchaser’s receipt of notice of an objection from the Sellers’ Representative, the Parties may file their respective Tax Returns as each such Party determines appropriate in accordance with the Allocation Methodology. If the Sellers’ Representative has no objection to the Proposed Allocation or if the Sellers’ Representative and Purchaser reach a final resolution with respect to any objections, the Proposed Allocation shall become final (as so finalized, the “Allocation”), and the Allocation will be binding upon the Sellers, the Purchaser, and the Purchased Companies for all income Tax reporting purposes. The Parties agree to file all Tax Returns in a manner consistent with the Tax treatment described in Section 10.8(a) and, if applicable, the Allocation.

ARTICLE XI

TERMINATION

Section 11.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by written consent of the Sellers’ Representative, the Company and Purchaser;

(b) by either the Sellers’ Representative or Purchaser if any Closing Legal Impediment shall be in effect and shall have become final and nonappealable;

(c) by either the Sellers’ Representative or Purchaser, if the Closing shall not have occurred by 11:59 p.m. (U.S. Eastern Time) on November 27, 2021 (the “Initial Outside Date” and, as the same may be extended in accordance with this Section 11.1(c), the “Outside Date”); provided, that, if on the Initial Outside Date all of the conditions set forth in Section 8.1, Section 8.2 and Section 8.3 have been satisfied or waived, other than (i) conditions that by their nature are to be satisfied by actions to be taken at the Closing (including, for the avoidance of doubt, the condition set forth in Section 8.1(d)) and are capable of being satisfied at the Closing and (ii) the condition set forth in Section 8.1(a) (but solely with respect to Closing Legal Impediments arising with respect to Antitrust Laws) or Section 8.1(b), then either the Sellers’ Representative or Purchaser may, by providing written notice thereof to the other on or prior to the Initial Outside Date, elect to extend the Outside Date to 11:59 p.m. (U.S. Eastern Time) on the date that is 195 days following the Initial Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 11.1(c) will not be available to any Party whose failure to comply with its obligations under this Agreement (which failure constitutes a breach by such Party) has been the primary cause of the failure of the Closing to have occurred by the Outside Date;

(d) by Purchaser, if (i) any representation or warranty of the Sellers or the Company contained in this Agreement shall be inaccurate such that the condition specified in Section 8.2(a) would not be satisfied at the Closing or (ii) any of the covenants or obligations of the Sellers or the Company contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 8.2(b) would not be satisfied at the Closing; provided, that, with respect to any such inaccuracy or breach that is capable of being cured by the Company or the applicable Seller, Purchaser may not terminate this Agreement under this Section 11.1(d) as a result of such inaccuracy or breach if the Company or the applicable Seller cures such inaccuracy or breach within 30 days after Purchaser notifies the Company or such Seller in writing of the existence of such inaccuracy or breach; provided, further, that Purchaser will not have the right to terminate this Agreement pursuant to this Section 11.1(d) if it is then in material breach of its obligations under this Agreement such that the conditions set forth in Section 8.1 or Section 8.3 would not be satisfied; or

(e) by the Sellers’ Representative, if (i) any representation or warranty of Purchaser contained in this Agreement shall be inaccurate such that the condition specified in Section 8.3(a) would not be satisfied at the Closing or (ii) any of the covenants or obligations of Purchaser contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 8.3(b) would not be satisfied at the Closing; provided, that, with respect to any such inaccuracy or breach that is capable of being cured by Purchaser, the Sellers’ Representative may not terminate this Agreement under this Section 11.1(e) as a result of such inaccuracy or breach if Purchaser cures such inaccuracy or breach within 30 days after the Sellers’ Representative notifies Purchaser in writing of the existence of such inaccuracy or breach; provided, further, that the Sellers’ Representative will not have the right to terminate this Agreement pursuant to this Section 11.1(e) if any Seller or the Company is then in material breach of any of its obligations under this Agreement such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied.

Section 11.2 Procedure upon Termination. In the event that this Agreement is terminated by Purchaser or the Sellers’ Representative pursuant to Section 11.1 (other than Section 11.1(a)), such Party will provide written notice thereof to the other Party, specifying the basis on which, and the provision of Section 11.1, pursuant to which such termination is made and in accordance with Section 11.1 and Section 13.7, and this Agreement will terminate, and the Transactions will be abandoned, without further action by the Sellers, the Company, the Sellers’ Representative or Purchaser.

Section 11.3 Effect of Termination. Except as otherwise set forth in this Section 11.3 in the event of the termination of this Agreement pursuant to Section 11.1, this Agreement will forthwith become void and have no further force or effect, without any Liability on the part of any Party hereto or its Affiliates, Representatives or equity holders, other than the Liability of any Seller, the Company or Purchaser, as the case may be, for Fraud or any willful breach of this Agreement occurring prior to such termination. Notwithstanding the foregoing, the provisions of Section 6.6, Section 6.8 and Section 6.11, this Article XI, Article XII, Article XIII and the Confidentiality Agreement will survive any termination of this Agreement and remain valid and binding obligations of the Parties in accordance with the terms thereof.

ARTICLE XII

CERTAIN DEFINITIONS

Section 12.1 Certain Definitions. The following terms as used in this Agreement, have the following meanings:

“Accounting Principles” means the methodologies, practices, classifications, judgments, estimation techniques, assumptions and principles set forth on Exhibit B.

“Acquisition Proposal” means, other than the Transactions, any offer, proposal or inquiry relating to, or any Person’s indication of interest in, any Acquisition Transaction.

“Acquisition Transaction” means any transaction (including any single- or multi-step transaction) or series of transactions with a Person or “group” (as defined in the Exchange Act) other than Purchaser or any Affiliate of Purchaser relating to: (a) the sale, license or other disposition of all or a portion of the business or assets of any Purchased Company constituting or accounting for more than fifteen percent (15%) of the consolidated net revenue, net income or assets (based on the fair market value thereof) of the Purchased Companies, taken as a whole, (b) the direct or indirect purchase or other acquisition of any Capital Stock or other equity securities of the Purchased Companies or any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any Capital Stock or other equity security of any Purchased Company, or (c) any merger, consolidation, business combination, reorganization or similar transaction involving any Purchased Company in which the Sellers will not own, directly or indirectly, 100% of the surviving company.

“Action” means any action, claim, suit, litigation, arbitration, charge, hearing, proceeding, or dispute resolution process, in each case, by or before any Governmental Authority or mediator, or any audit, prosecution or investigation by any Governmental Authority.

“Adjustment Amount” means an amount, whether positive or negative, equal to the sum of (a) (i) the Post-Closing Working Capital Adjustment minus (ii) the Estimated Working Capital Adjustment, plus (b) (i) Closing Cash minus (ii) Estimated Closing Cash, plus (c) (i) Estimated Closing Indebtedness minus (ii) Closing Indebtedness, plus (d) (i) Estimated Closing Transaction Expenses minus (ii) Closing Transaction Expenses.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, that references to Affiliates of Purchaser shall refer only to controlled Affiliates of Purchaser. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled by” and “under common control with” have meanings correlative thereto. For purposes of the foregoing, (a) for all periods prior to the Closing, neither Purchaser, on the one hand, nor the Purchased Companies, on the other hand, will be treated as an Affiliate of the other, and (b) for all periods after the Closing, neither the Sellers, on the one hand, nor the Purchased Companies, on the other hand, will be treated as an Affiliate of the other.

“Affiliate Arrangements” means all Contracts, arrangements, commitments or transactions between a Related Person, on one hand, and a Purchased Company, on the other hand.

“Ancillary Agreements” means the Restrictive Covenant Agreements and the Sales Plan.

“Antitrust Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the purchase and sale of the Purchased Equity and the other Transactions, including the HSR Act and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Assets” means assets, properties and rights, wherever located (including in the possession of vendors or other third-parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

“Business Days” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are required to close by Law or may be closed.

“Business Employee” means each individual who is currently or formerly employed by a Purchased Company.

“Business IP” means any Intellectual Property owned or purported to be owned by or licensed to a Purchased Company.

“Capital Stock” means any capital stock, partnership, membership, joint venture or other ownership or equity interest, participation or securities (whether voting or non-voting, whether preferred, common or otherwise, and including stock appreciation, contingent interest or similar rights) of a Person.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Cash” means the aggregate amount of cash and cash equivalents (including marketable securities and short-term investments and whether restricted or unrestricted) of the Purchased Companies, calculated on a consolidated basis in accordance with GAAP. Notwithstanding the previous sentence, Cash will (a) include uncleared checks and drafts received or deposited for the account of the Purchased Companies and (b) exclude uncleared checks, wires and drafts against the account of any Purchased Company.

“Closing Adjusted Purchase Price” means an amount equal to $12,000,000,000 plus the Estimated Closing Adjustment.

“Closing Cash” means Cash as of the Reference Time.

“Closing Indebtedness” means Indebtedness as of the Reference Time.

“Closing Net Working Capital” means Net Working Capital as of the Reference Time.

“Closing Payment” means an amount in cash equal to one-half of the Closing Adjusted Purchase Price.

“Closing Stock Consideration” means a number of shares of Purchaser Stock equal to one half of the Closing Adjusted Purchase Price divided by the Purchaser Stock Price.

“Closing Transaction Expenses” means all Transaction Expenses that remain unpaid as of the Reference Time.

“Code” means the United States Internal Revenue Code of 1986.

“Company Disclosure Letter” means the disclosure letter delivered by the Sellers and the Company to Purchaser prior to the execution of this Agreement and dated as of the Effective Date.

“Company Product” means any product or service offered, owned, developed, marketed, licensed, sold, performed, distributed or otherwise made available by any Purchased Company, as well as any product or service under development by or for any Purchased Company.

“Contract” means any contract, agreement, license, lease, guaranty, indenture, sales or purchase order or other legally binding commitment in the nature of a contract, whether written or oral.

“Covered Indebtedness” means Indebtedness (a) for borrowed money of any Purchased Company, (b) that is guaranteed by any Purchased Company or (c) that is secured by an Encumbrance on any asset or property of any Purchased Company.

“COVID-19 Actions” means any actions required by applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other similar Laws or regulations by any Governmental Authority, in each case, in response to COVID-19, including the CARES Act.

“Employee Benefit Plan” means (a) each employee benefit plan as such term is defined in Section 3(3) of ERISA (regardless of whether such plan is subject to ERISA), (b) each employment, termination, severance or similar contract, plan, policy, program or arrangement, and (c) each other plan, program, policy, agreement or arrangement providing welfare (including, but not limited to, health, dental, vision, life and disability), post-retirement health and life insurance benefits, death or survivor benefit, fringe benefit, cafeteria, flex spending, tuition, adoption, dependent or employee assistance, pension, supplemental pension, retirement benefits, savings, sick leave, vacation or paid time off benefits, or supplemental unemployed benefit, and (c) each profit-sharing, bonus, commission, incentive or deferred compensation, excess benefit, retention, severance, change in control, phantom equity, equity, equity appreciation, other equity-based compensation, or other compensation or benefit plan, program, policy, agreement or arrangement, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, in each case, (x) for the benefit of current or former Service Providers (or any spouses, dependents or beneficiaries thereof), or (y) that is maintained, sponsored, administered, or contributed to by a Purchased Company or (z) under which a Purchased Company has any liability or contingent liability. Notwithstanding the foregoing, “Employee Benefit Plan” will not include any statutory employee benefit plan that is required to be provided under applicable Law (other than the Laws of the United States) and maintained by any Governmental Authority including, the Canada Pension Plan, the Québec Pension Plan, any health or drug plan established and administered by a Province in Canada, and workers’ compensation insurance provided by a Governmental Authority.

“Encumbrances” means options, pledges, security interests, liens, mortgages, charges, easements, encroachments, title defects (or similar irregularities), rights of first refusal or offer, claims or other encumbrances or restrictions (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).

“Environmental Laws” means (a) Laws relating to Releases or threatened Releases of, or exposure to, pollutants, contaminants, chemicals or wastes; (b) Laws relating to the generation, manufacture, distribution, labeling, migration, use, treatment, storage, disposal or transport of pollutants, contaminants, chemicals or wastes; and (c) Laws otherwise relating to the protection of the environment or protection of health and safety (to the extent relating to Hazardous Substances).

“Environmental Permits” means all Permits required under Environmental Law by the conduct of the business of the Purchased Companies as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any Purchased Company means any entity, whether or not incorporated, that, together with such Purchased Company, is or was required to be treated as a single employer under Section 414 of the Code.

“Estimated Closing Adjustment” means an amount, whether positive or negative, equal to (a) the Estimated Working Capital Adjustment, plus (b) Estimated Closing Cash, minus (c) Estimated Closing Indebtedness, minus (d) Estimated Closing Transaction Expenses.

“Estimated Working Capital Adjustment” means an amount (which may be positive or negative) equal to: (a) if Estimated Closing Net Working Capital is less than or equal to the Working Capital Ceiling, but greater than or equal to the Working Capital Floor, zero; (b) if Estimated Closing Net Working Capital is greater than the Working Capital Ceiling, Estimated Closing Net Working Capital minus the Working Capital Ceiling; and (c) if Estimated Closing Net Working Capital is less than the Working Capital Floor, Estimated Closing Net Working Capital minus the Working Capital Floor.

“Event” means any change, effect, fact, condition, circumstance, occurrence or event.

“Exchange Act” means the Securities Exchange Act of 1934.

“Fraud” means, with respect to any Person, the actual, intentional and knowing misrepresentation of a material fact by such Person in respect of the representations and warranties set forth in Article III, Article IV or Article V or in any certificate or Ancillary Agreement delivered by such Person under this Agreement, as applicable and in each case, with the specific intent to deceive and mislead another Person in a manner that constitutes common law fraud under Delaware Law (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or any similar theory).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means (a) any, national, federal, state, provincial, county, municipal or foreign or supranational government, or other political subdivision thereof, (b) any entity exercising executive, legislative, judicial, regulatory, tribunal, taxing or administrative functions of or pertaining to government, and (c) any arbitrator or arbitral body or panel (public or private), department, ministry, instrumentality, agency, court, commission or body of competent jurisdiction.

“Hazardous Substance” means any chemical, pollutant, contaminant, waste, substance or material that is regulated by, or deemed hazardous or toxic under, any Environmental Law, including toxic mold, asbestos-containing material, and lead-based paint.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, without duplication, any Liability of any Purchased Company (including, with respect to clauses (a), (b), (c) and (d), any (i) unpaid but accrued interest, (ii) premium thereon, and (iii) prepayment penalties, breakage costs, fees, expenses or similar charges arising as a result of the discharge of any such Liability at the Closing) with respect to: (a) borrowed money, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security); (b) obligations evidenced by bonds, debentures, notes or similar instruments; (c) the reimbursement obligation of any obligor pursuant to any letter of credit, banker’s acceptance or similar credit transaction, but only to the extent of the obligation actually drawn down or borrowed; (d) obligations secured by an Encumbrance (other than any Permitted Encumbrance) existing on any property or assets of a Purchased Company, whether or not the obligation secured thereby has been assumed; (e) obligations of any Purchased Company as lessee under any lease or similar arrangement required to be recorded as a capital lease under GAAP (but not including operating lease obligations of a Purchased Company and not taking into account FASB Accounting Standards Update 2016-02, Leases (Topic 842)); (f) obligations under any interest rate swap, forward contract, current or other hedging payments, to the extent payable if terminated; (g) obligations for deferred purchase price or otherwise under conditional sale, installment sale or other title retention arrangements, including all Tax-related payments, earn-out payments, seller notes, post-closing true-up obligations and other similar payments; (h) guaranties, endorsements, assumptions and other contingent obligations in respect of, or to purchase or to otherwise acquire, Indebtedness of others (other than another Purchased Company); (i) unpaid Taxes of any Purchased Companies for any Pre-Closing Tax Period (regardless of whether due and payable as of the Closing), except as set forth on Schedule 12.1; (j) any Taxes (including payroll Taxes) of the Purchased Companies the payment of which has been deferred pursuant to Section 2302 of the CARES Act or any similar state, local or non-U.S. Laws, and (k) any Liability of the type described in clauses “(a)” through “(j)” guaranteed by a Purchased Company, that is recourse to such Purchased Company or any of its assets or that is otherwise such Purchased Company’s legal Liability or that is secured in whole or in part by the assets of such Purchased Company. For the avoidance of doubt, “Indebtedness” will not include (x) any Liabilities incurred by or at the direction of Purchaser in connection with the Transactions or (y) any amounts to the extent included in Net Working Capital. In determining the amount of Taxes attributable to the portion of a Straddle Tax Period ending on the Closing Date, Taxes based upon income, gains, sales, proceeds, profits, receipts, wages or compensation will be determined on the basis of a closing of the books as of the end of the Closing Date, and for any other Taxes, the amount attributable to the Pre-Closing Tax Period will be the amount of such Tax for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Tax Period up to and including the Closing Date, and the denominator of which is the total number of days in the Straddle Tax Period.

“Intellectual Property” means any (a) patents and industrial property rights, (b) trademarks, service marks, trade names, brand names, trade dress, slogans, logos and similar rights, whether registered or unregistered, and the goodwill associated therewith, (c) Proprietary Information, whether or not patented or patentable, and all rights therein, (d) copyrights, writings and other copyrightable works, including works in progress, databases and software, (e) URLs and domain names, (f) all other intellectual property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world, and (g) all rights in or relating to registrations, renewals, extensions, reexaminations, continuations, continuations-in-part, divisions, and reissues of, and applications for, any of the foregoing rights.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means computers, software, hardware, servers, websites, workstations, routers, hubs, switches, data communications lines, firmware, networks and all other information technology equipment owned, leased or licensed or used by and under the control of any of the Purchased Companies.

“Knowledge” means, with respect to any Purchased Company, the actual knowledge (after reasonable inquiries of their direct reports) of Ben Chestnut, Dan Kurzius, Rick Lynch, Simon Malkowski, Eric Muntz, Scott Culpepper and Robin White.

“Law” means any statute, law (including common law), ordinance, rule, regulation, Order or binding guidance document promulgated by any Governmental Authority.

“Liability” means all debts, claims, liabilities, obligations, damages, fines, penalties, costs and expenses (whether known or unknown, vested or unvested, asserted or unasserted, absolute or contingent, accrued or unaccrued, assessed or unassessed, liquidated or unliquidated, actual or potential, and due or to become due).

“Malicious Code” means virus, malware, spyware, ransomware, adware, trojan horse, worm, back door, time bomb, drop dead device or other program, routine, instruction, device, code, contaminant, logic or effect designed or intended to disable, disrupt, erase, enable any Person to access without authorization, or otherwise adversely affect the functionality of, any software or other IT Systems.

“Management Employee” means any Business Employee with annual base compensation in excess of $275,000.

“Material Adverse Effect” means any Event that, when considered individually or in the aggregate together with all other Events, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or assets of the Purchased Companies or results of operations of the business of the Purchased Companies, taken as a whole; provided, however, that no Event, whether alone or in combination, will be deemed to give rise to a Material Adverse Effect, or be considered when determining whether a Material Adverse Effect has occurred, to the extent such Event resulted or arose from any of the following: (a) the announcement or pendency of this Agreement or the Transactions, including any impact thereof on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees; (b) conditions generally affecting the industries in which the Purchased Companies operate; (c) compliance with the terms of, or the taking of any action contemplated by, this Agreement, the Ancillary Agreements or the other agreements contemplated hereby; (d) any change in applicable Laws or the interpretation thereof by courts or any Governmental Authority; (e) actions required to be taken under applicable Laws; (f) any change or proposed change in GAAP or the interpretation thereof; (g) any national or international political, economic or social conditions, including any outbreak or escalation of hostilities, acts of terrorism, acts of war, military acts, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to the foregoing, in each case whether or not involving the United States; (h) any change in financial, credit, debt, commodities, securities, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets) generally (including any disruption thereof) in each case, in the United States or anywhere else in the world; (i) pandemics (including the COVID-19 pandemic), earthquakes, hurricanes, tornados or other natural disasters, weather conditions, changes in geopolitical conditions or other force majeure events; (j) any failure by the Purchased Companies to meet any internal or published projections, forecasts or revenue or earnings predictions (provided, that this clause (j) will not prevent the underlying cause of such failure, to the extent applicable, from being taken into account, to the extent that any such underlying cause is not otherwise excluded from this definition of Material Adverse Effect); or (k) any acts or omissions of Purchaser or its Affiliates, or any acts or omissions of the Purchased Companies or any Seller taken with the prior written consent or upon the written request of Purchaser; provided, further, that clauses (b), (g) and (h) will be considered when determining whether a Material Adverse Effect has occurred to the extent (and then only to the extent) such Events have a disproportionate and adverse impact on the Purchased Companies relative to other Persons in the industries in which the Purchased Companies operate.

“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The Nasdaq Stock Market LLC or any successor thereto.

“Net Working Capital” means (a) the total current assets of the Purchased Companies minus (b) the total current liabilities of the Purchased Companies, in each case, calculated in accordance with the Accounting Principles; provided, however, that (x) total current assets will not include (without duplication) (1) any Cash or (2) any Tax asset (current or deferred), and (y) total current liabilities will not include (without duplication) (1) any item included in the Indebtedness, (2) any Tax Liability (current or deferred) or (3) any Transaction Expenses. For illustrative purposes only, a sample calculation of Net Working Capital as of July 31, 2021, is attached hereto as Exhibit C.

“Order” means, with respect to any Person, any order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement of, or entered, enacted, adopted, promulgated or applied by, a Governmental Authority or arbitrator.

“Organizational Documents” means any charter, certificate of formation, articles of incorporation, declaration of partnership, articles of association, bylaws, operating agreement, limited liability company agreement, partnership agreement or similar formation or governing documents and instruments of any Person.

“Owned IP” means all Business IP owned or purported to be owned by a Purchased Company.

“Owned Registered IP” means all Registered IP owned or purported to be owned by a Purchased Company.

“Partnership Audit Rules” means the provisions of Chapter 63 of the Code, as amended by the U.S. Bipartisan Budget Act of 2015, and any Treasury Regulations and other guidance promulgated thereunder or with respect thereto, each as amended from time to time and other guidance that may be promulgated in the future relating thereto, and any similar or analogous provisions of state and local Law.

“Pass-Through Income Tax Returns” means the U.S. federal, state or local partnership income Tax Returns filed or required to be filed by the Company for any taxable period ending on or before the Closing Date where the Sellers (or other direct or indirect owners of the Company prior to the Closing) bear the income Tax Liability for items of income, gain, loss, deduction and credit passed-through to them.

“Peg Net Working Capital” means $(120,086,839).

“Permit” means any permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority.

“Permitted Encumbrances” means: (a) (i) Encumbrances for Taxes, assessments or governmental charges or levies on property (x) not yet delinquent and payable without penalty or (y) the validity of which are being contested in good faith by appropriate proceedings, and for which adequate reserves have been established in the Financial Statements in accordance with GAAP, (ii) mechanics’, carriers’, workmen’s, repairmen’s and other like Encumbrances arising or incurred in the ordinary course of business that are not yet delinquent or the validity of which are being contested in good faith by appropriate proceedings, and for which adequate reserves have been established in the Financial Statements in accordance with GAAP, and (iii) Encumbrances arising under equipment leases with third parties entered into in the ordinary course of business under which there is no default; (b) Encumbrances consisting of zoning or planning restrictions, Permits and other governmental or non-governmental restrictions or limitations on the use of real property or irregularities in title thereto which are not violated by and do not, individually or in the aggregate, materially impair the value of the applicable real property or use of such real property in the operation of the business of the Purchased Companies as currently conducted; (c) covenants, conditions and restrictions of record not violated by the current use or structure of the affected real property and that do not, individually or in the aggregate, materially impair the value of the applicable real property or use of such real property in the operation of the business of the Purchased Companies as currently conducted; (d) private and public easements, rights of way and utility agreements, and roads or highways, if any, which are not violated by and do not, individually or in the aggregate, materially impair the value of the applicable real property or use of such real property in the operation of the business of the Purchased Companies as currently conducted; (e) all covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Encumbrances which are not violated by and do not, individually or in the aggregate, materially impair the value of the applicable property or use of such real property in the operation of the business of the Purchased Companies as currently conducted; (f) with respect to any Leased Real Property, (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Encumbrance thereon, provided the same do not, individually or in the aggregate, materially impact the use by the Purchased Companies, and (ii) any Encumbrance permitted under any Real Property Lease which does not, individually or in the aggregate, materially impact the use by the Purchased Companies of such Leased Real Property; (g) Encumbrances created by Purchaser or its successors and assigns; (h) Encumbrances disclosed in the Company Disclosure Letter; and (i) non-exclusive licenses of Intellectual Property in the ordinary course of business consistent with past practice.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Personal Data” means any information which identifies or could reasonably be used to identify, whether alone or in combination with other information, a natural Person, or other information that constitutes “personal information”, “personal data,” or a similar term under applicable Privacy Laws.

“Phantom Equity Plan” means the Company’s Amended and Restated Phantom Equity Compensation Plan.

“Phantom Share” means a Share as defined in the Phantom Equity Plan.

“Phantom Share Award” means an award of Phantom Shares granted under the Phantom Equity Plan.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and with respect to any Straddle Tax Period, the portion of such taxable period ending on and including the Closing Date.

“Post-Closing Working Capital Adjustment” means an amount (which may be positive or negative) equal to: (a) if Closing Working Capital is less than the Working Capital Ceiling, but greater than the Working Capital Floor, zero; (b) if Closing Working Capital is greater than the Working Capital Ceiling, Closing Working Capital minus the Working Capital Ceiling; and (c) if Closing Working Capital is less than the Working Capital Floor, Closing Working Capital minus the Working Capital Floor.

“Privacy Laws” means applicable Laws, as amended, consolidated, re-enacted or replaced from time to time, relating to the privacy, security, or Processing of Personal Data, data breach notification, website and mobile application privacy policies and practices, Processing and security of payment card information, consumer protection as it relates to protections of Personal Data, biometric data, access or disclosure of electronic communication content, and email, text message, or telephone communications, including the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act, the Electronic Communications Privacy Act, the CCPA, Canada’s Personal Information Protection and Electronic Documents Act, the General Data Protection Regulation (2016/679) (“GDPR”) and any national law supplementing the GDPR (such as, in the United Kingdom, the UK GDPR and Data Protection Act 2018), the ePrivacy Directive (Directive 2002/58/EC) and any applicable national laws which implement the ePrivacy Directive including in the United Kingdom, the European Electronic Communications Code (Directive (EU) 2018/1972) and any implementing national laws including in the United Kingdom, and the Payment Card Industry Data Security Standards.

“Privacy Obligations” means (a) all applicable Privacy Laws, (b) all Privacy Policies, and (c) all contractual obligations of the Purchased Companies relating to the Processing, privacy and security of Personal Data.

“Privacy Policy” means each external and internal policy, written notice, and/or written representations of the Purchased Companies, as applicable, relating to Personal Data and/or Privacy Obligations.

“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on Personal Data, whether or not by automated means, such as the use, collection, storage, recording, interception, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such Personal Data.

“Proprietary Information” means all trade secrets and all other confidential or proprietary information, including confidential or proprietary know-how, inventions, methods, methodologies, processes, protocols, techniques, research and development information, specifications, algorithms, financial, technical, marketing and business data, sales, pricing and cost information, customer information and supplier lists.

“Proprietary Software” means all software owned or purported to be owned by a Purchased Company.

“Pro Rata Percentage” means, with respect to each Seller, the percentage set forth opposite the name of such Seller on Exhibit D. For the avoidance of doubt, the Pro Rata Percentages of all Sellers in the aggregate will equal 100%.

“Prospectus Supplement” has the meaning ascribed to it in Schedule 6.4.

“Purchased Companies” means the Company and its Subsidiaries.

“Purchased Equity” means all of the issued and outstanding Capital Stock the Company.

“Purchaser Material Adverse Effect” means any Event that, when considered individually or in the aggregate together with all other Events, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or assets of Purchaser and its Subsidiaries or results of operations of the business of Purchaser and its Subsidiaries, taken as a whole; provided, however, that no Event, whether alone or in combination, will be deemed to give rise to a Purchaser Material Adverse Effect, or be considered when determining whether a Purchaser Material Adverse Effect has occurred, to the extent such Event resulted or arose from any of the following: (a) the announcement or pendency of this Agreement or the Transactions, including any impact thereof on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees; (b) conditions generally affecting the industries in which Purchaser and its Subsidiaries operate; (c) compliance with the terms of, or the taking of any action contemplated by, this Agreement, the Ancillary Agreements or the other agreements contemplated hereby; (d) any change in applicable Laws or the interpretation thereof by courts or any Governmental Authority; (e) actions required to be taken under applicable Laws; (f) any change or proposed change in GAAP or the interpretation thereof; (g) any national or international political, economic or social conditions, including any outbreak or escalation of hostilities, acts of terrorism, acts of war, military acts, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to the foregoing, in each case whether or not involving the United States; (h) any change in financial, credit, debt, commodities, securities, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets) generally (including any disruption thereof) in each case, in the United States or anywhere else in the world; (i) pandemics (including the COVID-19 pandemic), earthquakes, hurricanes, tornados or other natural disasters, weather conditions, changes in geopolitical conditions or other force majeure events; (j) any failure by Purchaser to meet any internal or published projections, forecasts or revenue or earnings predictions (provided, that this clause (j) will not prevent the underlying cause of such failure, to the extent applicable, from being taken into account, to the extent that any such underlying cause is not otherwise excluded from this definition of Purchaser Material Adverse Effect); (k) any acts or omissions of the Purchased Companies, the Sellers or any of their respective Affiliates, or any acts or omissions of Purchaser or its Subsidiaries taken with the prior written consent or upon the written request of the Company, any Seller or the Sellers’ Representative; (l) a change, in and of itself, in the price or trading volume of the Purchaser Stock on Nasdaq or in the credit rating of Purchaser or any of its Subsidiaries (provided, that this clause (l) will not prevent the underlying cause of such failure, to the extent applicable, from being taken into account, to the extent that any such underlying cause is not otherwise excluded from this definition of Purchaser Material Adverse Effect); provided, further, that clauses (b), (g) and (h) will be considered when determining whether a Material Adverse Effect has occurred to the extent (and then only to the extent) such Events have a disproportionate and adverse impact on Purchaser or its Subsidiaries relative to other Persons in the industries in which Purchaser and its Subsidiaries operate.

“Purchaser Stock” means the common stock, par value $0.01 per share, of Purchaser.

“Purchaser Stock Price” means $562.6085, which represents the average of the daily volume-weighted average sales price per share of Purchaser Stock on Nasdaq, as such daily volume-weighted average sales price per share is reported by Bloomberg L.P., calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours, for each of the five consecutive trading days ending on and including the third trading day preceding the date hereof.

“Reference Time” means 11:59 p.m. (U.S. Eastern Time) on the day immediately preceding the Closing Date.

“Registered IP” means all Intellectual Property rights that are registered, filed, or issued under the authority of any Governmental Authority, including all patents, registered copyrights, registered trademarks and domain names, and all applications for any of the foregoing.

“Registration Statement” has the meaning ascribed to it in Schedule 6.4.

“Related Person” means (a) any manager, director, officer or Affiliate of any Purchased Company, (b) any Seller and (c) each Person who is an “associate” of any such Person identified in the foregoing clauses (a) and (b) or a member of any such Person’s “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), in each case, other than any Purchased Company.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, dispersing, or migrating of any Hazardous Substance in, into, onto or through the indoor or outdoor environment.

“Representatives” means a Party’s directors, managers, officers, employees, accountants, attorneys, consultants, advisors, agents and other representatives.

“Sales Plan” means the Sales Plan entered into by and among Purchaser and each Seller as of the Effective Date.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Service Provider” means any director, officer, natural person advisor, natural person consultant, natural person independent contractor or employee of any Purchased Company.

“Straddle Tax Period” means a Tax year or Tax period that includes, but does not end on, the Closing Date.

“Strategic Partner” means a Person who a Purchased Company has engaged as a strategic partner and whose products or services the Purchased Companies make available to their customers in connection with a Company Product.

“Subsidiary” means, with respect to any Person: (a) any other Person of which such Person beneficially owns, either directly or indirectly, more than 50% of (i) the total combined voting power of all classes of voting securities of such other Person, (ii) the total, combined equity interests of such other Person, or (iii) the capital or profit interests of such other Person; or (b) any other Person of which such Person has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such other Person.

“Tax” or “Taxes” means any federal, state, local or non-U.S. income, branch profits, alternative or add-on minimum, gross income or receipts, sales, use, value added, consumption, transfer, registration, gains, ad valorem, franchise, profits, license, withholding, payroll, direct placement, employment, unemployment, social security, disability, excise, severance, stamp, procurement, occupation, premium, property, real property, personal property, escheat, unclaimed property, environmental or windfall profit tax, custom, duty, levy, capital stock, estimated or other tax of any kind whatsoever, howsoever denominated and whether disputed or not, together with any interest, additions or penalties with respect thereto.

“Tax Return” means any return, declaration, report, claim for refund, information return or similar statement filed or required to be filed with a Governmental Authority with respect to any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any governmental agency, board, bureau, body, department or authority of any federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

“Transaction Expenses” means, without duplication, the aggregate amount of all costs, fees and expenses incurred, payable or reimbursable by or on behalf of any of the Purchased Companies arising from, incurred in connection with or related to the preparation, negotiation, execution and performance of this Agreement, the Ancillary Agreements, the Transactions and any similar transactions (with other potential acquirers), if any, including (a) third-party fees, costs and expenses (including legal, accounting, broker’s, investment banker’s, consultant’s, advisor’s and finder’s fees, costs and expenses and amounts required by the express terms of any Contract to be paid to any third party in connection with obtaining any consent, waiver or approval required to be obtained in connection with the consummation of the Transactions) arising from, incurred in connection with or related to this Agreement or the Transactions (whether accrued prior to or after the Closing Date, and whether or not such amounts have been invoiced as of or prior to the Closing Date), (b) the Phantom Equity Payments, the Assumed Award Value, the Transaction Bonuses, and all other bonuses, commissions, severance and unfunded deferred compensation obligations (whether or not accrued), separation or termination payments, equity-based payments, and sale, retention, change of control, “stay,” tax gross-up or similar bonuses or transaction-related payments that will become payable to any Service Provider in connection with or as a result of the consummation of the Transactions (whether paid or provided prior to, on or following the Closing Date and whether or not in connection with any other event (including any termination of service)), but expressly excluding any such payments that are triggered by a termination of service initiated by Purchaser or its Subsidiaries following the Closing, (c) the employer portion of any payroll, employment or similar Taxes incurred or to be incurred by Purchaser or its Subsidiaries or any Purchased Company arising from or incurred in connection with or related to this Agreement or the Transactions (including, for the avoidance of doubt, any such Taxes arising from or incurred in connection with or related to any of the foregoing in clause (b)), and (d) fifty-percent (50%) of any Transfer Taxes. Notwithstanding the foregoing or anything to the contrary in this Agreement, Transaction Expenses will exclude (i) any amounts or liabilities arising under Contracts or other obligations entered into or incurred by Purchaser or any of their Affiliates (including the Purchased Companies) after the Closing, (ii) the cost of the Tail Policy, (iii) any amounts payable with respect to the Fixed Retention Pool and (iv) fifty-percent (50%) of any Transfer Taxes. No Transaction Expenses will be included in Indebtedness.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements, including the Equity Purchase.

“Treasury Regulations” means final and temporary regulations promulgated by the IRS and the U.S. Department of Treasury under the Code existing as of the Effective Date.

“Working Capital Ceiling” means $(108,078,155).

“Working Capital Floor” means $(132,095,522).

Section 12.2 Cross References. Each of the following terms is defined in the Section set forth opposite such term:

401(k) Plans	Section 7.3
Accounting Referee	Section 1.4(d)(i)
Agreed Modifications	Section 1.4(c)
Agreement	Preamble
Allocation	Section 10.8(b)
Allocation Methodology	Section 10.8(b)
Anti-Corruption Laws	Section 4.14
Assumed Award Pool	Section 7.6(b)
Assumed Award Value	Schedule 7.6(b)
Balance Sheet	Section 4.6(a)
Balance Sheet Date	Section 4.6(a)
Bankruptcy and Equity Exception	Section 4.2
CCPA	Section 4.9(o)
Closing	Section 2.1
Closing Date	Section 2.1
Closing Legal Impediment	Section 8.1(a)
Company	Preamble
Company Board of Managers	Section 2.2(a)(vii)
Company Confidential Information	Section 6.6(b)
Confidentiality Agreement	Section 6.6(a)
Continuing Employee	Section 7.1(a)
Data Vendors	Section 4.9(j)
Disqualified Individual	Section 7.10
DMK 10	Preamble
DMK 20	Preamble
DMK Life	Preamble
DMK RSG	Preamble
DMK RSG Holdco	Preamble
Effective Date	Preamble
Effective Time	Section 2.1
Eligible Participants	Section 7.6(a)
Employment Communications	Section 7.4
Employment Matters	Section 7.4
Equity Purchase	Recitals
Estimated Closing Adjustment Statement	Section 1.3(a)
Estimated Closing Cash	Section 1.3(a)
Estimated Closing Indebtedness	Section 1.3(a)

Estimated Closing Net Working Capital	Section 1.3(a)
Estimated Closing Transaction Expenses	Section 1.3(a)
Financial Statements	Section 4.6(a)
Financing	Section 6.16(a)
Fixed Retention Pool	Section 7.6(c)
Foreign Benefit Plan	Section 4.16(a)
Indemnity Exceptions	Section 6.16(b)
Initial Outside Date	Section 11.1(c)
Insurance Policies	Section 4.19
Key Customer	Section 4.10(a)(xix)
Key Vendor	Section 4.10(a)(xviii)
Leased Real Property	Section 4.8(b)
Leases	Section 4.8(b)
Legal Requirement	Section 4.13
Material Contract	Section 4.10(a)
Notice of Disagreement	Section 1.4(b)(ii)
Other Interested Party	Section 6.15(c)
Outside Date	Section 11.1(c)
Parties	Preamble
Party	Preamble
Phantom Equity Participants	Section 7.8
Pre-Closing Period	Section 6.1(a)
Preliminary Statement	Section 1.4(a)
Privileged Communications	Section 13.15
Proposed Allocation	Section 10.8(b)
Purchase Price	Section 1.2
Purchaser	Preamble
Purchaser Confidential Information	Section 6.6(b)
Purchaser Equity Incentive Plan	Section 5.5
Purchaser Financial Statements	Section 5.6(b)
Purchaser IT Systems	Section 5.10(c)
Purchaser Plans	Section 7.2(b)
Purchaser Releasee	Section 6.12(a)
Purchaser Releasees	Section 6.12(a)
Purchaser RSUs	Section 7.6(a)
Purchaser SEC Documents	Section 5.6(a)
Restrictive Covenant Agreements	Recitals
Retention Pool	Section 7.6
Review Period	Section 1.4(b)(i)
Sanctions	Section 4.13(c)
Section 280G Approval	Section 7.10
Section 280G Vote	Section 7.10
Security Incident	Section 4.9(j)
Security Plan	Section 4.9(j)
Seller Associated Party	Section 6.12(d)
Seller Excluded Claim	Section 6.12(a)
Seller Released Claim	Section 6.12(a)
Seller Releasors	Section 6.12(a)
Seller Returns	Section 10.1
Sellers	Preamble
Sellers’ Representative	Preamble

Tail Policy	Section 6.13(b)
Tax Proceeding	Section 10.4(a)
Tax Reduction	Section 10.2
Trade Controls	Section 4.13(c)
Transaction Bonuses	Schedule 7.7
Transfer Taxes	Section 10.6
Unresolved Matters	Section 1.4(d)(iii)
VERP I	Preamble
VERP II	Preamble
Waived Parachute Payments	Section 7.10
WARN Act	Section 4.17(l)

ARTICLE XIII

GENERAL PROVISIONS

Section 13.1 Sellers’ Representative

(a) As of the date hereof and without further act of any Seller, the Sellers’ Representative is hereby appointed as agent and attorney-in-fact for each Seller, for and on behalf of the Sellers, to give and receive notices and communications and to take any and all action on behalf of the Sellers pursuant to this Agreement and in connection with the Transactions. No bond will be required of the Sellers’ Representative, and the Sellers’ Representative will not receive compensation for its services.

(b) The Sellers’ Representative will be entitled to rely, and will be fully protected in relying, upon any statements furnished to it by the Purchased Companies, Purchaser and any third party or any other evidence deemed by the Sellers’ Representative to be reliable, and the Sellers’ Representative will be entitled to act on the advice of counsel, public accountants or other independent experts selected by it. The Sellers’ Representative is serving in its capacity as such solely for purposes of administrative convenience, and is not personally liable in such capacity for any of the obligations of any Seller hereunder, and Purchaser agrees that it will not look to the Assets of the Sellers’ Representative, acting in such capacity, for the satisfaction of any obligations to be performed by any Seller hereunder.

(c) A decision, act, consent or instruction of the Sellers’ Representative (acting in its capacity as Sellers’ Representative) constitutes a decision of the Sellers. Such decision, act, consent or instruction is final, binding and conclusive upon the Sellers, and Purchaser may rely upon any decision, act, consent or instruction of the Sellers’ Representative. Notices or communications to or from the Sellers’ Representative will constitute notice to or from each of the Sellers.

Section 13.2 Company Disclosure Letter. No reference to or disclosure of any item or other matter in the Company Disclosure Letter will be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter. Any disclosure in any section of the Company Disclosure Letter will be deemed to be fully disclosed with respect to all other sections of the Company Disclosure Letter, to the extent that the relevance to the disclosure required by or provided in such other section of the Company Disclosure Letter is reasonably apparent on the face of such disclosure. The Company Disclosure Letter is qualified in its entirety by reference to specific provisions of this Agreement and is not intended to constitute, and will not be construed as constituting, any representations or warranties of the Sellers except as and to the extent provided in this Agreement, subject to the limitations and conditions provided for in this Agreement. The Company Disclosure Letter may include items or information which the Company is not required to disclose under this Agreement; disclosure of such items or information will not affect (directly or indirectly) the interpretation of this Agreement or the scope of any disclosure obligation under this Agreement. The attachments to the Company Disclosure Letter form an integral part of the Company Disclosure Letter and are incorporated by reference for all purposes as if set forth fully therein. The headings contained in the Company Disclosure Letter are for convenience of reference purposes only and will not affect in any way the meaning or interpretation of this Agreement or the Company Disclosure Letter. No disclosure in the Company Disclosure Letter relating to any possible breach or violation of any Contract or applicable Law will be construed as an admission or indication that any such breach or violation exists or has actually occurred.

Section 13.3 Assignment. No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of each other Party; provided, that (a) Purchaser may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates at any time and (ii) after the Closing, to any Person and (b) after the Closing, any Seller may transfer or assign its rights and obligations under Schedule 6.4 to any Permitted Transferee; provided, further, that such transfer or assignment shall not relieve Purchaser or any Seller of its obligations hereunder or enlarge, alter or change any obligation of any other Party hereto or due to Purchaser or any Seller.

Section 13.4 No Third-Party Beneficiaries. Except for the Persons covered by Section 6.13 and Section 13.15, this Agreement is for the sole benefit of the Parties and does not benefit or create any right or cause of action for any other Persons.

Section 13.5 Entire Agreement; Amendments. This Agreement, including any Exhibits, the Company Disclosure Letter, the Ancillary Agreements and the Confidentiality Agreement, contain the complete and entire understanding of the Parties with respect to their subject matter. This Agreement supersedes all prior written or oral statements, representations, warranties, promises, assurances, agreements and understandings between the Parties relating to or in connection with the subject matter of this Agreement. Each Party hereby acknowledges that it has not relied on any promise, representation or warranty that is not set forth in this Agreement. This Agreement may not be amended except in writing signed by each Party.

Section 13.6 Waiver. At any time at or prior to the Closing, the Sellers’ Representative may agree to (a) extend the time for the performance of any of the obligations or other acts of Purchaser contained herein, (b) waive any inaccuracies in the representations and warranties of Purchaser contained herein or in any document, certificate or writing delivered by Purchaser pursuant hereto or (c) waive compliance by Purchaser with any of the agreements or conditions contained herein. At any time at or prior to the Closing, Purchaser may (i) extend the time for the performance of any of the obligations or other acts of the Sellers, the Company or the Sellers’ Representative contained herein, (ii) waive any inaccuracies in the representations and warranties of the Sellers or the Company contained herein or in any document, certificate or writing delivered by the Sellers or the Company pursuant hereto or (iii) waive compliance by the Sellers, the Company or the Sellers’ Representative with any of the agreements or conditions contained herein. Any agreement on the part of any Party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights hereunder will not constitute a waiver of such rights.

Section 13.7 Notices. All notices, requests, demands and other communications (including, for the avoidance of doubt, any notice or document sent by any Party, or by the Accounting Referee, pursuant to Article I) under this Agreement will be in writing and will be deemed to have been duly given (a) when delivered in person; (b) when transmitted by e-mail; (iii) on the next Business Day if transmitted by overnight courier or the Express Mail service maintained by the United States Postal Service; or (iv) upon receipt if mailed by first class mail, registered or certified, postage prepaid and properly addressed, in each case, to the Party as follows:

If to Purchaser or, following the	Intuit Inc.
Closing, the Company:	2675 Coast Avenue
Mountain View, California 94043
	Attn:	General Counsel
	E-mail:	legal@intuit.com;
intuitM&Ateam@intuit.com

with a copy (which shall	Latham & Watkins LLP
not constitute notice) to:	140 Scott Drive
Menlo Park, California 94025
Attention: Luke J. Bergstrom; Bret Stancil
Email: luke.bergstrom@lw.com;
bret.stancil@lw.com

If to VERP I, VERP II, the Sellers’	The Peachtree
Representative or, prior to the	1355 Peachtree Street NE Suite 1450
Closing, the Company:	Atlanta, Georgia 30309
	Attn:	Benjamin Chestnut
	E-mail:	rrushton@nhoffmanandco.com

with a copy (which shall not constitute notice) to:	King & Spalding LLP 1180 Peachtree St., NE
Atlanta, Georgia 30309
	Attn:	Erik Belenky

Justin King
Keith Townsend
	E-mail:	ebelenky@kslaw.com
jking@kslaw.com
ktownsend@kslaw.com

If to DMK RSG, DMK Life, DMK	245 N. Highland Ave. Suite 230-671
10, DMK 20 or DMK RSG	Atlanta, Georgia 30307
Holdco:	Attn:	Daniel Kurzius
	E-mail:	dan@dkimcapital.com

with a copy (which shall	DKIM Capital LLC
not constitute notice) to:	245 N. Highland Ave
Suite 230-671
Atlanta, Georgia 30307
	Attn:	Jon Bristow
Brad Petmecky
	E-mail:	jon@dkimcapital.com
brad@dkimcapital.com

McDermott Will & Emery LLP
2501 N. Harwood Street, Suite 1900
Dallas, Texas 75201
	Attn:	Wilson Chu
Diego Gómez-Cornejo
Joanna Lin
	Email:	wchu@mwe.com
dgomezcornejo@mwe.com
jlin@mwe.com

or such other addresses or numbers or addressee as such Party may hereafter specify by notice to the other Parties.

Section 13.8 Interpretation. The words “hereof” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section and Exhibit references are to the Articles, Sections and Exhibits of this Agreement unless otherwise specified. Whenever the words “include,” “includes” “including” or similar expressions are used in this Agreement, they will be understood be followed by the words “without limitation.” The word “or” is not exclusive. The words describing the singular number will include the plural and vice versa, and words denoting any gender will include all genders and words denoting natural persons will include corporations and partnerships and vice versa. The phrase “made available” in this Agreement will mean that the information referred to has been provided to Purchaser via the “Kale” electronic data room hosted by Datasite at least two (2) days prior to the date hereof. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement. All references to “$” or “dollars” are to U.S. dollars, and all amounts to be calculated or paid under this Agreement will be in U.S. dollars. References to statutes include all regulations promulgated thereunder and reference to statutes or regulations will be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statue or regulation. Accounting terms not otherwise defined in this Agreement have their definitions under GAAP.

Section 13.9 Counterparts. This Agreement may be executed in multiple original, PDF or facsimile counterparts, each of which will be deemed an original, and all of which taken together will be considered one and the same agreement. In the event that any signature to this Agreement or any agreement or certificate delivered pursuant hereto, or any amendment thereof, is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature will create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. No Party will raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver any such signature page or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.

Section 13.10 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable in any respect by the Accounting Referee or a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement.

Section 13.11 Governing Law; Consent to Exclusive Jurisdiction

(a) The interpretation and construction of this Agreement, the Transactions, the Ancillary Agreements and all matters and disputes relating to this Agreement or the Transactions (whether based on contract, tort, or otherwise), will be governed by the Laws of the State of Delaware applicable to contracts made and to be performed entirely within the State of Delaware without giving effect to any conflict of Law provisions thereof.

(b) Each of the Parties agrees that any Action with respect to this Agreement may be brought in the federal and state courts located in the City of Wilmington in the State of Delaware, and any appellate court from any appeal thereof. By execution and delivery of this Agreement, each Party irrevocably submits itself in respect of its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts in any Action arising out of this Agreement. Each of the Parties irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid Actions arising out of or in connection with this Agreement brought in the courts referred to in the preceding sentence. Each Party consents to process being served in any such Action by the mailing of a copy thereof to the address (set forth in Section 13.7) below its name and agrees that such service upon receipt will constitute good and sufficient service of process or notice thereof. Nothing in this paragraph will affect or eliminate any right to serve process in any other manner permitted by Law.

Section 13.12 WAIVER OF JURY TRIAL. THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, COUNTERCLAIM OR CROSS-COMPLAINT IN ANY ACTION OR OTHER PROCEEDING BROUGHT BY ANY PARTY TO THIS AGREEMENT AGAINST ANY OTHER PARTY OR PARTIES TO THIS AGREEMENT WITH RESPECT TO ANY MATTER ARISING OUT OF, OR IN ANY WAY CONNECTED WITH OR RELATED TO THIS AGREEMENT OR ANY PORTION OF THIS AGREEMENT, WHETHER BASED UPON CONTRACTUAL, STATUTORY, TORTIOUS OR OTHER THEORIES OF LIABILITY. EACH PARTY REPRESENTS THAT IT HAS CONSULTED WITH COUNSEL REGARDING THE MEANING AND EFFECT OF THE FOREGOING WAIVER OF ITS RIGHT TO A JURY TRIAL.

Section 13.13 Remedies; Specific Performance

(a) Except to the extent set forth otherwise in this Agreement, all remedies under this Agreement expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) Each Party agrees that irreparable damage would occur, and the Parties would not have an adequate remedy at law if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each Party agrees that the other Parties will be entitled to injunctive relief from time to time to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case (i) without the requirement of posting any bond or other indemnity and (ii) in addition to any other remedy to which it may be entitled at law or in equity. Furthermore, each Party agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement, and to specifically enforce the terms of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement; provided that each Party may argue that no breach has occurred.

Section 13.14 Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, or the Transactions, may only be brought against the named parties to this Agreement and then only with respect to the specific obligations set forth herein with respect to the named parties to this Agreement (in all cases, as limited by Article IX). No Person who is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, trustee, attorney or representative of the Company, the Sellers or any of their respective Affiliates, will have or be subject to any Liability (whether in contract or in tort) to Purchaser or any other Person resulting from (nor will Purchaser have any claim with respect to) (a) the distribution to Purchaser, or Purchaser’s use of, or reliance on, any information, documents, projections, forecasts or other material made available to Purchaser in data rooms (electronic or otherwise), confidential information memoranda or management presentations in expectation of, or in connection with, the Transactions, or (b) any claim based on, in respect of, or by reason of, the sale and purchase of the Company, including any alleged non-disclosure or misrepresentations made by any such Persons, in each case, regardless of the legal theory under which such Liability may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise; and each Party waives and releases all such Liabilities against any such Persons.

Section 13.15 Legal Representation. Purchaser acknowledges and agrees that, as to all communications between all counsel for the Sellers, the Company or their respective Affiliates (including King & Spalding LLP and McDermott Will & Emery LLP) and any Seller, the Company or any of its Affiliates (including, before the Closing, the Purchased Companies) that relate in any way to this Agreement or the Transactions (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence with respect to the Privileged Communications belongs to the Sellers and may be controlled by the Sellers and will not pass to or be claimed by Purchaser or any of its Affiliates (including, following the Closing, the Purchased Companies). The Privileged Communications are the property of the Sellers, and from and after the Closing, neither Purchaser nor any of its Affiliates (including, following the Closing, the Purchased Companies) will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege or through other means. Purchaser, on behalf of itself and its Affiliates, further acknowledges and agrees that no such Person may use or rely on any of the Privileged Communications in any action against or involving any of the Sellers or any of their respective Affiliates after the Closing. The Privileged Communications may be used by the Sellers or any of their respective Affiliates in connection with any dispute that relates to this Agreement or the Transactions. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or any of its Affiliates and a third party (other than a Party to this Agreement or any of such Party’s Affiliates) after the Closing, Purchaser and its Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications by counsel to such third party; provided, that neither Purchaser nor any of its Affiliates may waive such privilege without the prior written consent of the Sellers’ Representative (not to be unreasonably withheld).

[Remainder of this Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

COMPANY:

THE ROCKET SCIENCE GROUP LLC

By:	/s/ Benjamin L. Chestnut
Name: Benjamin L. Chestnut
Title: Chief Executive Officer

SELLERS:

VERP Holdings I, LLC

By:	/s/ Benjamin L. Chestnut
Name: Benjamin L. Chestnut
Title: Sole Member

VERP Holdings II, LLC

By: VERP, LLC, its sole member

By:	/s/ Benjamin L. Chestnut
Name: Benjamin L. Chestnut
Title: Chief Executive Officer

DMK RSG, LLC

By:	/s/ Daniel Kurzius
Name: Daniel Kurzius
Title: Manager

Signature Page to Equity Purchase Agreement

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

DMK Life LLC

By:	/s/ Daniel Kurzius
Name: Daniel Kurzius
Title: Manager

DMK 10 LLC

By:	/s/ Daniel Kurzius
Name: Daniel Kurzius
Title: Manager

DMK 20 LLC

By:	/s/ Daniel Kurzius
Name: Daniel Kurzius
Title: Manager

DMK RSG Holdco LLC

By:	/s/ Daniel Kurzius
Name: Daniel Kurzius
Title: Manager

SELLERS’ REPRESENTATIVE:

/s/ Benjamin L. Chestnut
Benjamin L. Chestnut

Signature Page to Equity Purchase Agreement

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

PURCHASER:

Intuit Inc.

By:	/s/ Sasan Goodarzi
Name: Sasan Goodarzi
Title: Chief Executive Officer

Signature Page to Equity Purchase Agreement